Prime Group Realty Trust

2003 Annual Report



PRIME GROUP
REALTY TRUST

LETTER FROM THE CHAIRMAN

Dear Fellow Shareholders,

WE ARE NOW A STRONGER COMPANY

Although 2003 was a very trying business year, Prime Group Realty Trust ended the year a stronger and much more stable company. With the dedication and perseverance of our great people, we were able to deal with the many adversities we faced. Going into the year, the following challenges before us required our focused attention:

- Bank One Center, a 1.5 million square foot office tower in the Central Business District of downtown Chicago was still under construction with a number of construction related problems.

- Arthur Andersen LLP, the nation's largest auditing firm and one of our major Chicago business tenants was embroiled in the Enron scandal. They occupied 579,982 square feet in our 33 West Monroe Street Building for their World Headquarters and 76,849 square feet in our IBM Plaza property, and threatened bankruptcy.

- The high interest rate first mortgage and mezzanine loans on IBM Plaza were maturing.

- $51 million of high interest rate debt with Security Capital Preferred Growth was maturing.

- The $60 million first mortgage on 180 North LaSalle Street was maturing.

- We did not have fee ownership on 180 North LaSalle Street but, instead, had a mortgage interest.

- The Company's independent auditors issued a going concern reference in their opinion on our 2002 Financial Statements as they also did on our 2001 Statements indicating a concern over liquidity conditions they felt raised substantial doubt as to the Company's ability to continue as a going concern.

- The Chicago Area CBD Office market continued to soften and was at a 16.9% vacancy rate and the suburban office vacancy rate was 21.8%.

WE CAN NOW ACT OFFENSIVELY RATHER THAN DEFENSIVELY

Utilizing the talents of our Property and Management Team Members, we were able to successfully deal with the many challenges we were faced with. We now have a company able to take advantage of the opportunities presented to us offensively rather than defensively, as we were forced to do in the past. As a result of the following accomplishments in 2003, we have a direction and, fortunately, the people to follow it.

- The construction of Bank One Center was completed and we were awarded Commercial Project of The Year 2003 by Midwest Construction News. Holland & Knight took possession of 122,321 square feet in March; Citadel Investment Group LLC took possession of 276,164 square feet in May; and Bank One started their move-in of 623,212 square feet in September. The finished building is one of the highest quality and technologically advanced buildings in the Chicago Central Business District.

- With the completion of Bank One Center, we entered into a sale of a 70% joint venture interest in the property, retaining a 30% interest, and we continue to lease and manage the property. Simultaneously, we re-financed the property with a new first mortgage loan of $270 million.

- The refinancing of Bank One Center allowed us to retire the construction loan and the high interest mezzanine debt, which, combined, totaled $244.5 million.

- We were also able to pay off the high interest rate Security Capital Preferred Growth debt in full.

- We negotiated and received $33.6 million of lease termination fees from Arthur Andersen LLP relating to their leases with us.

- IBM Plaza was refinanced with a $195 million first mortgage and we repaid the maturing high interest rate first mortgage and mezzanine indebtedness.

- We negotiated a fee interest in 180 North LaSalle Street in lieu of the mortgage interest we had.

- The refinancing of 180 North LaSalle Street with a first mortgage of $67 million was negotiated.

- We closed a $166 million first mortgage loan on 77 West Wacker Drive, refinancing its maturing mortgage loan.

- For the year in total, we reduced our indebtedness from $904.4 million to $572.8 million, a reduction of $331.6 million in 2003.

- Even with the sluggish market, slow economy, war in Iraq and world tensions, we successfully entered into 59 new and expansion leases totaling 1,561,019 square feet and renewed 82 leases totaling 492,932 square feet.

- The Company's independent auditors *removed* the going concern issued on our 2001 and 2002 Financial Statements. With the 2003 changes in both the Company's Balance Sheet and its liquidity position, the Company's auditors no longer feel that this language is required on its Financial Statements.

WE HAVE A MUCH IMPROVED BALANCE SHEET

With our performance in 2003, we now have a much improved balance sheet enabling the Company to seek out greater value on behalf of our shareholders. However, looking back on our successes has little value going forward. We, therefore, continue to aggressively pursue all opportunities. In early 2004, we announced the following:

- The sale of 33 West Monroe Street, the former Arthur Andersen headquarters building, for approximately $10 million over our first mortgage debt. Our decision to sell 33 West Monroe Street was made after analyzing the high cost of carrying the building and the tenant improvements and leasing required to be funded through stabilization. Although we established an escrow for this purpose with the Arthur Andersen settlement, it was inadequate and the additional dollars required would be put to better use on our other assets, reducing debt and further stabilizing the Company.

- Declared and paid a $0.5625 per share distribution on our Series "B" Preferred Shares to preferred shareholders of record; the first such distribution since the 3rd Quarter of 2002.

- The completion of nine new office leases totaling 332,904 square feet; ten office lease expansions totaling 101,932 square feet; and twenty-one renewals or extensions totaling 83,172 square feet. In addition, we have executed renewals for 361,281 square feet of office space, which had lease expirations in 2005, 2006 and 2007.

OUR GOAL IS TO IMPROVE SHAREHOLDER VALUE

We are continuing to utilize the services of Wachovia Securities as our Financial Advisor in pursuit and review of possible strategic alternatives. We continue to have a wide range of discussions with a variety of interested parties concerning possible joint venture opportunities, equity investments in the Company and the potential for sale or merger of the Company. To date, we have nothing to report nor can we be assured we will consummate a transaction in the future. We are, however, pursuing all opportunities as they arise during the course of our efforts or as they are presented to us by our advisor.

We have begun a dramatic transformation of our Company. We are focusing more on the opportunities rather than retreating from uncertainties. As the economy and world conditions improve, we are most optimistic that our superior properties will continue to maintain their importance in the Chicago metropolitan area business world. While the financial and operational difficulties we have been faced with were very trying, the progress we have made has been exciting for me and my colleagues. Each positive step we took served in improving shareholder value.

Once again, I would like to take this opportunity to thank our Shareholders for their patience while we have embarked on this transformation of our Company. I also want to thank our trustees for their counsel and especially express my appreciation to all of our wonderful employees whose efforts and talents provide us our opportunities to be successful in the future.

Stephen J. Nardi

STEPHEN J. NARDI
Chairman of the Board

April 16, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: **1-13589**

PRIME GROUP REALTY TRUST
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**36-4173047** (I.R.S. Employer Identification No.)
77 West Wacker Drive, Suite 3900, Chicago, Illinois (Address of principal executive offices)	**60601** (Zip Code)

(312) 917-1300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares of Beneficial Interest, $0.01 par value per share	New York Stock Exchange
Series B – Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X Yes ___ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). X Yes ___No

The aggregate market value of the registrant's common shares held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $137,289,028 based on the per share closing price on the New York Stock Exchange for such shares on June 30, 2003.

The number of the registrant's common shares outstanding was 23,670,522 as of March 10, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates information by reference from the definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders, to be held on June 4, 2004.

INDEX

Forward-Looking Statements contained in this Annual Report on Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current view with respect to future events and financial performance. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated, and include but are not limited to, the effects of future events on our financial performance; risks associated with our high level of indebtedness and our ability to refinance our indebtedness as it becomes due; the risk that we or our subsidiaries will not be able to satisfy scheduled debt service obligations or will not remain in compliance with existing loan covenants; the effects of future events, including tenant bankruptcies and defaults; the risk that we may be unable to finance our short-term operational activities; risks related to the office and industrial markets in which our properties compete, including the adverse impact of external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences; risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities; the risk of potential increase in market interest rates from current rates; and risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties as well as our tenants' and vendors' operations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of December 31, 2003.

Among the matters about which we have made assumptions are the following:

- future economic and market conditions which may impact the demand for office and industrial space either at current or increased levels;
- the extent of any tenant bankruptcies or defaults that may occur;
- prevailing interest rates;
- the effect of inflation and other factors on operating expenses and real estate taxes;
- our ability to reduce various expenses as a percentage of our revenues; and
- the availability of financing and capital.

In addition, historical results and percentage relationships set forth in this Annual Report on Form 10-K are not necessarily indicative of future operations.

PART I

ITEM 1. BUSINESS

Background and General

We are a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) which owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 13 office properties, containing an aggregate of 5.5 million net rentable square feet, and 30 industrial properties, containing an aggregate of 3.9 million net rentable square feet (See the "Properties" section for detailed information concerning the individual properties). All of our properties are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. In addition, we own 217.4 acres of developable land and have the rights to acquire an additional 1.3 acres. We also have joint venture interests in three office properties containing an aggregate of 2.8 million net rentable square feet.

Our three joint venture interests are accounted for as investments in unconsolidated entities using the equity method. These consist of a 50% common interest in a joint venture which owns the 944,556 square foot office tower located at 77 West Wacker Drive, Chicago, Illinois, a 30% subordinated common interest in a joint venture which owns the 1,497,472 square foot Bank One Center office building located at 131 South Dearborn Street, Chicago, Illinois and a 23.1% common interest in a joint venture that owns a 385,274 square foot office property located in Phoenix, Arizona.

Our Company was formed on July 21, 1997 as a Maryland real estate investment trust and we completed the initial public offering of our common shares on November 17, 1997. Our executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, and our telephone number is (312) 917-1300.

We are the sole general partner of, and currently own all of the preferred units and 88.5% of the common interests in Prime Group Realty, L.P., a Delaware limited partnership (the "Operating Partnership"). We conduct substantially all of our business through the Operating Partnership, except for certain services requested by our tenants, certain management contracts and build to suit construction activities, which are conducted through Prime Group Realty Services, Inc., a Maryland corporation, and its affiliates (collectively, the "Services Company"), a wholly-owned subsidiary of the Operating Partnership.

Tax Status

We have elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, we will not be subject to federal income tax at the corporate level on our income as long as we distribute 90% of our taxable income (excluding any net capital gain) each year to our shareholders. Since our inception, we believe that we have complied with the tax rules and regulations to maintain our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify as a REIT, we are subject to certain state and local taxes on our income and property. In addition, our Services Company's income is subject to state and federal income taxation.

Business Strategy

Our business strategy is to operate our portfolio of office and industrial properties to create the optimum level of service and value to our tenants, to retain our existing tenant base as their leases expire, to search for and identify prospective tenants for office and industrial space in our properties which is unoccupied or is subject to expiring leases, and to create maximum portfolio value for our shareholders. In conjunction with our efforts to maximize value for our shareholders, we are continuing to pursue an initiative to identify and complete a strategic transaction or transactions to the extent that it or they would enhance overall shareholder value.

Review of Strategic Alternatives. In December 2002, our Board approved the engagement of two investment banks as our financial advisors to assist in the evaluation of our strategic alternatives, including, but not limited to, a sale, merger or other business combination involving the Company, or a sale of some or all of our assets. On February 13, 2004, we entered into an engagement letter with one of these advisors, Wachovia Securities, extending their engagement through December 24, 2004. The engagement of our other financial advisor expired in December 2003.

Our continuing goal is to achieve a desirable result for our shareholders which may include a strategic transaction(s) and/or the continued implementation of our primary business strategy, as discussed below. There can be no assurances that any transaction or transactions will occur. We anticipate the net proceeds from any transaction other than a sale of the Company (whether by merger or otherwise) may be used for a variety of purposes including the repayment of debt, to provide working capital to fund capital expenditures, including tenant improvements and leasing commissions, the payment of accumulated unpaid dividends on our Series B Shares, and/or for distributions to our common shareholders and common unit holders of our Operating Partnership. We may also utilize a portion of any proceeds for general and corporate operating needs and to consummate tax-deferred exchanges to minimize any tax exposure under existing tax indemnification agreements.

Ongoing Operations. Our primary business is to focus on the operation, leasing and management of our existing office and industrial real estate properties.

We strive to enhance our property-level net operating income and cash flow by:

- engaging in pro-active leasing programs and effective property management;
- managing operating expenses through the use of in-house management expertise;
- maintaining and developing long-term relationships with a diverse tenant group;
- attracting and retaining motivated employees by providing financial and other incentives; and
- emphasizing value-added capital improvements to maintain and enhance our properties' competitive advantages in their submarkets.

Liquidity and Capital Requirements. Net cash provided from operations represents our primary source of liquidity to fund distributions, debt service and recurring capital costs. In order to qualify as a REIT for federal income tax purposes, we must distribute 90% of our taxable income (excluding capital gains) annually. As previously disclosed, due to a number of factors, including capital requirements in our current operating environment, our Board decided to suspend the declaration and payment of distributions on our common shares and Series B Shares. In March 2004, our Board declared one quarterly distribution of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2004, payable on April 30, 2004. Under our Charter, this distribution is deemed to be a quarterly distribution which relates to the fourth quarter 2002 distribution period, the earliest accrued but unpaid quarterly distribution on our Series B Shares. There can be no assurances as to the timing and amounts of any future distributions on our Series B Shares and the payment of the fourth quarter 2002 preferred distribution at this time should not be construed to convey any degree of certainty with respect to future preferred distribution payments. Our management and Board review our cash position and requirements for cash reserves each quarter prior to making any decision with respect to paying distributions. We currently do not anticipate declaring or paying distributions on our common shares/units for 2004. Distributions on our common shares may not be made until all accrued distributions on our Series B Shares are declared and paid or set apart for payment. Future distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of any capital transactions, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. Based upon our current tax projections, we do not anticipate an obligation to make distributions related to 2004 to comply with the annual REIT distribution requirements.

We can give no assurances that if any capital transactions are completed on terms favorable to us or otherwise pursuant to our pursuit of strategic alternatives, distributions on our common shares and common units will be resumed either during 2004 or thereafter, or that we will be able to pay future distributions on our Series B Shares. After (i) payment of the fourth quarter 2002

Series B distribution referred to above and (ii) the accrual of the first quarter 2004 Series B Shares' distribution, we will be in arrears for five quarters of Series B Shares' distributions for a total of $11.3 million.

Our anticipated cash flows from operations are not expected to be sufficient to fund our anticipated short and long-term capital needs. This is principally a result of capital required to fund tenant improvements and leasing costs for new and expiring leases and the current operating results of certain of our properties, including our office property located at 33 West Monroe Street. This property's principal tenant was Arthur Andersen LLP, which terminated its lease at the property in February 2003. As a result of this termination, the operating income from this property is not sufficient to fund the property's operating costs and debt service. During 2003, we funded operating deficits at this property from an $8.1 million escrow established at the time of receipt of Arthur Andersen LLP's lease termination payment. The funds in this escrow were fully disbursed in December 2003. In addition, we anticipate substantial costs will need to be incurred to release the vacant space at this property in excess of the existing escrow established at the time of the lease termination for this purpose. We are currently pursuing various capital transactions concerning this property including a sale or joint venture, as well as other options. We can provide no assurance that we will be able to complete a capital transaction with respect to this property, or if one is completed, if it will be on terms which are favorable to us.

During 2004, we anticipate the need to fund significant capital expenditures to retenant space that has been previously vacated or is anticipated to be vacated during the year or renew existing tenants' leases. In order to fund these and our other short-term and long-term capital needs, we expect to utilize available funds from cash on hand, cash generated from our operations, existing escrows with lenders and capital transactions, which may include asset sales, debt or equity financings and modifications or extensions of existing loans. There can be no assurances that any capital transactions will occur or, if they do occur, that they will yield adequate proceeds to fund our capital needs.

The financial covenants contained in many of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels, limits as to recourse indebtedness and numerous other financial covenants. In some past quarters, we have failed to meet certain of these covenants and after negotiations with our lenders (and in certain instances, after agreeing to post additional cash collateral, provide other security and/or otherwise modify the terms of the relevant loans) we have obtained the necessary loan modifications and/or waivers. We did not comply with certain of these ratios with respect to two of our mezzanine loans and the letter of credit facility supporting our industrial revenues bonds for the quarter ended December 31, 2003 and do not expect to comply for the quarter ended March 31, 2004. We have obtained waivers and modifications of these requirements for these periods. Compliance with these covenants for the remainder of 2004 is highly dependent on our financial results (including but not limited to a failure of one or more of our significant tenants to pay rent when due) and could be impacted by future capital events such as asset sales, debt refinancings and new debt or equity transactions. There can be no assurances that our financial results will be sufficient to enable us to meet these covenants in the future and, if we do not meet a covenant, whether appropriate loan modifications or waivers can be obtained.

At December 31, 2003, we had $89.3 million of outstanding debt maturing in 2004, including $60.0 million maturing in January 2004 secured by our 180 North LaSalle Street property, $5.6 million maturing in May 2004 secured by our 1455 Sequoia Drive property and two loans totaling $23.7 million maturing in November 2004 secured by our 33 West Monroe Street, 208 South LaSalle Street and Jorie Plaza properties. We refinanced the $60.0 million loan in January 2004, and are in discussions with the other two existing lenders with respect to extensions or refinancing of the remaining maturing indebtedness. If the necessary extensions or refinancings are not consummated with existing lenders, we may have discussions with other lending sources. If this indebtedness is not extended, or repaid, the lenders' default remedies may hinder our ability to meet financial loan covenants and could result in cross-defaults under certain of our other loans. There can be no assurances as to our ability to obtain funds necessary for the refinancing of these maturing debts.

Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing at interest rates that are below the rates of return on our properties. In addition, any equity capital we might raise may be dilutive to our current common shareholders.

Development Activity. We do not currently anticipate undertaking any new speculative office development activity in the near future. Any new development activity we may pursue will likely involve joint ventures with other entities that would provide a significant portion of the required equity capital. Our Services Company also may perform build to suit development for sale which we anticipate would be funded by the purchaser.

Acquisition Activity. Given the general economic conditions and our capital availability, we do not anticipate any significant property acquisitions during the next year. Certain tax-deferred exchanges, however, may be desirable in connection with property sales in order to eliminate or minimize any payments required under existing tax indemnification agreements.

Financing Policy. In December 1998, our Board adopted a financing policy with the following targets: (i) a minimum interest coverage ratio of 2.25, (ii) a minimum fixed coverage charge ratio of 1.90, (iii) a ratio of debt-to-net asset value of no more than 50% and (iv) unencumbered cash and credit availability of at least $40.0 million, of which $15.0 million should be cash on hand. The foregoing ratios and measures are calculated pursuant to detailed definitions set by our Board, and, in some instances, have been adjusted over time pursuant to a schedule set by our Board. The above targets do not bind the Board and do not mean that we will operate within each of these ratios at any or all times. Our Board must approve all material financing and acquisition or disposition activities until the targets are met. Our Board has approved in the past, and has the authority to approve in the future, transactions and other actions which would cause non-compliance with this policy.

At present we are not in compliance with the targets above and do not anticipate being in compliance during 2004. Our Board may alter our financing policy without the consent of our shareholders, and our organizational documents do not limit the amount or type of indebtedness that we may incur.

We intend to use one or more sources of capital for the funding of property level capital needs. If available, these capital sources may include cash on hand, undistributed cash flow, property specific non-recourse and/or recourse debt, proceeds from the issuance of long-term, tax-exempt bonds and other debt or equity securities, bank and institutional borrowings or proceeds from the sale of assets or joint venture interests.

Recent Developments

Acquisition and Sales

During the period from January 1, 2003 through December 31, 2003, we acquired and sold the following operating properties and parcels of land.

Property	Location	Net Rentable Square Feet/Acres	Acquisition Cost/Sales Price (in millions)	Mortgage Debt (in millions)	Month Acquired/ Sold
Acquired					
Land:					
Aurora Land	Aurora, IL	30.3	$ 2.4	$ –	June
Sold					
Land:					
Aurora Land	Aurora, IL	15.0	$ 2.8	$ –	December
Office:					
National City Center	Cleveland, OH	767,181	$ 80.0	$ 64.7	June
70% of Common Interest:					
Bank One Center	Chicago, IL	1,497,472	$105.0	$244.5	October

Aurora Land Purchase. We purchased land in Aurora, Illinois pursuant to a purchase contract entered into in February 1998 by our Operating Partnership. Our 2003 purchase fulfilled our obligation under this contract.

Aurora Land Sale. We sold 15.0 acres of our land in Aurora, Illinois for $2.8 million resulting in a gain of $0.2 million.

National City Center Office Building Sale. We sold this property to an affiliate of our major tenant at the property, National City Corporation. The gross contract price for the sale, included a lease termination fee from an affiliate of the purchaser. During the fourth quarter of 2002, we recorded an asset impairment of $22.1 million related to this property. After reflecting this impairment, our sale of this property resulted in a gain of $1.2 million and has been recorded in discontinued operations in our consolidated financial statements.

Bank One Center Office Building Joint Venture. On October 8, 2003, we closed on a transaction admitting a new 70% joint venture partner to our former subsidiary that owns this office building located at 131 South Dearborn Street, Chicago, Illinois. At the closing, our partner made a cash contribution to the venture of $106.4 million (which includes $1.4 million retained by the joint venture as working capital) in exchange for 70% of the membership interests in the joint venture. Upon closing, the joint venture, in turn, distributed $105.0 million to us. Under the terms of the contribution agreement, an additional capital contribution in the amount of $9.8 million is to be made by our partner and distributed to us when the joint venture leases an additional 40,000 square feet of space in the property.

During the third quarter of 2003, we recorded an asset impairment of $0.9 million representing our estimate of the difference between our equity in the property and the equity value determined by the acquisition price to be paid by our joint venture partner for the 70% interest, net of estimated transaction costs. Our subsequent admission of the JV Partner resulted in a gain of $0.9 million as a result of a difference between estimates and actual transaction costs. See Note 15 – Property Acquisitions, Placed in Service and Dispositions to our Consolidated Financial Statements for a further discussion of this transaction.

Indebtedness

During 2003, we completed the following transactions with respect to our indebtedness:

Collateral	Type of Loan	Original Loan Commitment Amount (in millions)	Interest Rate	Transaction Date	Original Maturity Date
New Indebtedness					
IBM Plaza	First Mortgage	$130.2	LIBOR + 1.43%	3/03	3/06
IBM Plaza	Mezzanine	64.8	LIBOR + 5.70%	3/03	3/06
Bank One Center	Mezzanine	75.0	16.22%	3/03	1/04
Indebtedness Retirement					
IBM Plaza	First Mortgage	150.8	LIBOR + 1.70%	3/03	12/03
IBM Plaza	Mezzanine	30.3	11.75	3/03	2/03
Bank One Center	Mezzanine	65.0	23.00%	3/03	1/04
Bank One Center	Construction	220.0	LIBOR + 2.65%	10/03	1/04
Bank One Center	Mezzanine	75.0	16.22%	10/03	1/04
Various Properties	Mezzanine	37.3	13.50%	10/03	1/04
Various Properties	Mezzanine	20.0	15.75%	10/03	1/04
Principal Payments					
33 West Monroe Street	First Mortgage	7.0	LIBOR + 1.50%	5/03	11/04
Various Properties	Mezzanine	8.1	LIBOR + 7.00%	6/03	11/04
Amortization	Various	4.5	Various	Various	Various

IBM Plaza Refinancing. We obtained a $195.0 million loan secured by a first mortgage encumbering this office property. The proceeds of the loan retired both the existing senior and mezzanine loans encumbering the property. The loan does not require any scheduled repayments of principal prior to maturity.

Under the terms of the loan, the lender had the option of dividing the loan into a mortgage loan and a mezzanine loan so long as the aggregate principal amount, weighted average interest rate, debt service payments and other terms and conditions of the two loans were the same as the initial loan. On May 28, 2003, the lender exercised this option by having an affiliate of the lender extend a $64.8 million mezzanine loan to one of our subsidiaries which is the owner of all of the limited liability company interests of our affiliate that owns the property and the mezzanine loan is secured by a pledge of these limited liability company interests. The proceeds of the mezzanine loan were used to reduce the outstanding principal amount of the first mortgage loan.

As with the first mortgage loan, the mezzanine loan has a term of three years from March 10, 2003. The loan and the mezzanine loan each have two one-year extension options exercisable for a fee of 0.25% of the amount of the respective loan for each extension. The mezzanine loan does not require any scheduled repayments of principal prior to maturity and has an interest rate of 5.70% over one-month LIBOR with a minimum LIBOR rate of 2.0%. The mezzanine loan may not be prepaid until March 10, 2004, but may be prepaid in whole or in part thereafter, without any prepayment penalty.

Simultaneous with the making of the mezzanine loan, the lender amended the terms of the initial loan to, among other things, reduce the principal amount to $130.2 million and modify the loan's interest rate to 1.43195% over one-month LIBOR, with a minimum LIBOR rate of 2.2688%. This results in a blended minimum annual interest rate equal to the 5.03% interest rate in effect for the loan immediately prior to the creation of the separate loans. As required by the loan documents, we have obtained an interest rate cap of LIBOR at 6.6% for the initial term of the loan and the mezzanine loan. See Note 4 – Mortgage and Notes Payable and Bonds Payable to our Consolidated Financial Statements for a further discussion of this financing.

Bank One Center Mezzanine Loan Refinancing. On March 19, 2003, we closed on a new $75.0 million mezzanine loan. The proceeds of the loan combined with $1.5 million of our own funds, retired previous mezzanine loan secured by the property with a principal balance of $61.7 million, plus accrued interest. This loan was subsequently repaid in connection with the subsequent refinancing of the property as described below.

Bank One Center Refinancing. Simultaneous with the admittance of our joint venture partner to the joint venture which owns Bank One Center, the joint venture closed on a new $270.0 million mortgage loan with a new lender, $247.5 million of which was funded at closing. These funds, together with proceeds from the joint venture transaction, were used to repay in full the outstanding Bank One Center construction and mezzanine financing. This included a repayment to the construction lender of $169.8 million (including accrued interest) and a repayment of $80.7 million to the mezzanine lender, which included $75.0 million of principal, a $2.7 million yield maintenance charge, $2.2 million of accrued interest and a $0.8 million exit fee. See Note 16 – Investments in Unconsolidated Joint Ventures to our Consolidated Financial Statements for a further discussion of this financing.

Security Capital Preferred Growth Debt Retirement. We retired outstanding debt totaling $57.3 million with Security Capital Preferred Growth ("SCPG") from the proceeds of the sale of the National City Center property ($5.9 million), the sale of a 70% interest in the Bank One Center joint venture ($40.0 million), the refinancing of our IBM Plaza property ($8.5 million) and the sale of the Centre Square I property ($2.9 million) in late 2002.

Other Indebtedness Transactions. On January 16, 2003, a $157.5 million interest rate collar agreement pertaining to our 50% common interest in the unconsolidated real estate joint venture which owns the office property located at 77 West Wacker Drive, Chicago, Illinois was assigned to a different financial institution for a fee of $0.1 million and modified such that the joint venture would need to make cash escrow deposits only to the extent that the liability that results from changes in the instrument's market value exceeds $20.0 million. As a result, previously escrowed funds totaling $6.9 million were returned to the joint venture.

On February 19, 2003 we extended the maturity dates of two mezzanine loans having a combined principal amount of $32.5 million from the same lender. The two loans consisted of a $20.0 million loan having a previous maturity date of June 30, 2003 and a $12.5 million loan having a previous maturity date of November 15, 2003. Our ownership interests in the 208 South LaSalle Street, National City Center and Jorie Plaza office properties secured the $20.0 million mezzanine loan while the $12.5 million mezzanine loan is secured by our ownership interest in our 33 West Monroe Street office property. In June 2003, we repaid $8.1 million of a $20.0 million mezzanine utilizing a portion of the proceeds from the sale of our National City Center property. These loans are guaranteed by our Operating Partnership. The maturity dates for both of the loans were extended until November 15, 2004 at interest rates of LIBOR plus 7.00%.

In May 2003 we made a principal payment of $7.0 million on our first mortgage loan secured by our 33 West Monroe Street property. This payment was funded by an escrow established at the time of the Arthur Andersen LLP lease termination (see further discussion of the termination under "Arthur Andersen Lease Termination" below) and was pursuant to an agreement made with our lender at the time of the termination.

On August 4, 2003, we made a principal payment of $0.2 million on the $5.7 million mortgage note payable secured by 100% of our ownership interest in the property at 1455 Sequoia Drive, Aurora, Illinois, and extended the maturity date of the principal balance of $5.6 million until May 31, 2004 for a fee of $19,000. In order to obtain the extension, we also funded an escrow account for $0.6 million to secure the payment of future tenant improvements.

On October 31, 2003, we amended a $4.1 million mortgage loan collateralized by our property located at 200 South Mitchell Court, Addison, Illinois, and guaranteed by our Operating Partnership. Under the amendment, the maturity date of the loan was extended for two years through September 1, 2005 for a fee of $40,000. In addition, the financial covenant requirements in the guaranty were eliminated.

Amortization of Principal. During 2003 we made payments totaling $4.5 million for amortization of principal for loans on various properties.

Arthur Andersen Lease Terminations

In February 2003, we entered into lease termination agreements with Arthur Andersen LLP ("Arthur Andersen") whereby Arthur Andersen was released from its remaining lease obligations at two of our properties subsequent to December 31, 2002 in exchange for total termination payments consisting of $32.4 million for their 33 West Monroe Street property lease and $1.1 million for their IBM Plaza property lease. In addition, the agreements provided we could retain previously paid rent for the month of January 2003 which was recorded as rental revenue. As required by the lender for the 33 West Monroe Street property, the $32.4 million termination payment was deposited into an escrow to be utilized as follows: (i) up to a maximum of $8.1 million to be utilized to fund debt service and operating deficits at the 33 West Monroe Street property; (ii) $7.0 million was to be utilized to repay principal on the loan collateralized by the property ninety-one days following the receipt of the proceeds; and (iii) the remainder is available to fund future tenant improvements and other re-leasing costs at the property. On May 27, 2003, in accordance with clause (ii) above, $7.0 million was utilized to repay a portion of the principal on the first mortgage loan secured by the 33 West Monroe Street property. In addition, the $8.1 million referred to in clause (i) above was fully drawn to fund debt service and operating deficits at this property during 2003.

In connection with these terminations, we recorded lease termination fee income of $29.7 million for the three months ended March 31, 2003, which represents the termination payments described above less outstanding receivables (including deferred rent receivable) related to these leases. In addition, in May and June 2003, we received real estate tax refunds for prior years taxes on the 33 West Monroe Street property, of which $1.5 million related to the Arthur Andersen space. As part of the lease termination agreement, Arthur Andersen relinquished its right to these funds. Therefore, this amount was recorded as additional lease termination fee income for the three months ended June 30, 2003.

Also, in connection with the termination of Arthur Andersen's leases, we entered into new leases for an aggregate of 61,114 square feet, with 19,540 square feet being leased for an approximate ten-year term (the "Ten-Year Lease") and 41,574 square feet of space being leased to two tenants for terms of approximately two years. Under one of the two-year leases, we received prepaid rent of $1.1 million. The tenant under the Ten-Year Lease is in default under the lease and we are currently pursuing our remedies under the lease. On March 9, 2004, we agreed to terminate the Ten-Year Lease. The agreement releases both parties from their respective obligations under the lease effective April 15, 2004. A court order for possession as well as other remedies will accompany the termination. A portion of the proceeds from the tenant's existing letter of credit will be released to the tenant as part of the termination with the balance applied towards the tenant's outstanding rent balance.

Shareholders and Board of Trustees Developments

On April 14, 2003, we announced that our Board of Trustees had increased the size of the Board from six to eight members and elected Mr. Ray H. D'Ardenne and Mr. Daniel A. Lupiani to fill the newly created positions as independent Trustees. In addition, Governor James R. Thompson informed our Board that he had decided not to stand for reelection. His term of office expired on May 23, 2003, the date of our annual meeting of shareholders.

Subsequently, on April 17, 2003, Mr. Michael W. Reschke resigned from our Board of Trustees. In connection with his resignation, we agreed to pay Mr. Reschke his Trustee's salary for the entire second quarter of 2003, which equaled $6,500. Our Board of Trustees, therefore, reduced the size of the Board to six members.

On June 11, 2003, we issued 3,972,447 of our common shares to Vornado PS, L.L.C. ("Vornado PS"), in connection with the exercise by Vornado PS of the exchange rights associated with the 3,972,447 common units in our Operating Partnership held by Vornado PS. Simultaneous with the issuance of the common shares to Vornado PS, we cancelled all of the common units exchanged for the common shares.

On June 13, 2003, we issued 3,972,446 of our common shares to Cadim Acquisition, LLC ("Cadim Acquisition"), in connection with the exercise by Cadim Acquisition of the exchange rights associated with the 3,972,446 common units in our Operating Partnership held by Vornado PS. Simultaneous with the issuance of the common shares to Cadim Acquisition, we cancelled all of the common units exchanged for the common shares.

The Vornado PS and Cadim Acquisition exchanges of common units for common shares resulted in an increase in our ownership of our Operating Partnership by 29.8%. The transaction price recorded for the units purchased was our common share price on the date of notices from Vornado PS and Cadim Acquisition (May 23, 2003 -- $6.37 per share) of the exercising of their respective exchange rights. The difference between the transaction price and the book value of these equity accounts at the Operating Partnership level has been recorded as a reduction of the carrying value of our real estate and other assets as follows: a reduction in minority interest reflected in our consolidated balance sheet of $76.5 million, an increase in our shareholder's equity of $50.6 million and a reduction in real estate and other assets of $25.9 million. The determination of the allocation of this reduction was based on our estimate of the fair market value of each asset.

Other Recent Developments

On March 19, 2003, we purchased all of our prior joint venture partner's ownership interest in the entity that owns Bank One Center which made us the sole owner of the property at that time. We paid $9.2 million for the interest, of which $0.5 million was deposited into an escrow account that was to be released to the joint venture partner upon the satisfaction of certain post-closing obligations of the joint venture partner (and in all events on the first anniversary of the closing date). The joint venture partner had continued to provide certain development services through November 3, 2003 for a monthly fee. As of December 31, 2003, the $0.5 million escrow has been released to the joint venture partner. Simultaneous with this transaction, the joint venture partner repaid us in full a loan previously made by us to them of $1.0 million, plus accrued interest of $0.2 million.

On March 25, 2003, we, The Prime Group, Inc. ("PGI") and one of PGI's affiliates entered into an amendment to the environmental remediation and indemnity agreement previously entered into by PGI and us in November 1997. Pursuant to the existing agreement, PGI has agreed to indemnify us against certain environmental liabilities related to our Chicago, Hammond and East Chicago Enterprise industrial parks. The existing agreement also provides that PGI is entitled to use the proceeds from certain pending litigation we have against a third party relating to these environmental liabilities. The amendment to the agreement provides, among other things, that all of the proceeds from the litigation will not be funded to PGI or its affiliate, but instead that if any proceeds are recovered in connection with the litigation, sufficient proceeds (if recovered) will be placed in an escrow to be used to fund the estimated environmental remediation costs. This indemnification agreement has been further amended to provide that we will be responsible for the first $0.5 million of costs as further described in "Certain Relationships and Related Transactions." As of December 31, 2003, a total of $0.3 million of this amount had been paid.

On July 17, 2003, we entered into a lease agreement with a tenant at an industrial property located at 1051 North Kirk Road in Batavia, Illinois, whereby the tenant has an option to purchase the property on December 31, 2009 for $4.1 million, by providing written notice to us by December 31, 2008.

On September 24, 2003, we entered into a lease agreement with a tenant at an industrial property located at 343 Carol Lane in Elmhurst, Illinois, whereby the tenant has an option to purchase the property on February 1, 2008 for $1.5 million, by providing written notice to us by August 1, 2007.

On October 10, 2003 we sent a letter to Louis G. Conforti, our Co-President and Chief Financial Officer, terminating his employment agreement under the provision of the agreement providing for termination without cause. On October 17, 2003, we and Mr. Conforti entered into an agreement regarding separation and release pursuant to which, in exchange for a full release from Mr. Conforti, Mr. Conforti received payments accelerated by approximately 30 days and in accordance with the terms of his employment agreement, for (a) his severance of $560,000, (b) a pro-rata bonus of $140,712, (c) 30 days of base salary compensation and (d) five weeks of accrued vacation.

On October 29, 2003, we hired Richard M. FitzPatrick as our Chief Financial Officer and concurrently entered into an employment contract with him.

Segment Reporting Data

See Note 17 – Segment Reporting to our Consolidated Financial Statements for a discussion of our operating segment data for the years ended December 31, 2003, 2002 and 2001.

Competition

We compete with many other owners and developers of office and industrial real estate, some of which may have greater financial and marketing resources or expertise. In addition, the amount of available space in competitive properties in any particular market or submarket in which our properties are located could have a material adverse effect on both our ability to lease space and on the rents charged at our properties.

Services Company

We provide certain services requested by tenants through our Services Company. As a Taxable REIT Subsidiary, our Services Company can provide services to tenants of our properties, even if these services are not considered services customarily furnished in connection with the rental of real estate property, without causing the rental income from the properties to be treated as other than rents from real property. Our Services Company provides leasing and property management services to the unconsolidated joint venture that owns Bank One Center and in 2003 provided leasing and property management services for our 180 North LaSalle Street property. In January 2004, concurrent with acquiring fee title to our 180 North LaSalle Street property, our Operating Partnership replaced our Services Company as its leasing and managing agent.

Government Regulations

Environmental Matters. Phase I or similar environmental assessments have been performed by independent environmental consultants on all of our properties. Phase I assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the preparation and issuance of a written report, but do not include soil sampling or subsurface investigations.

We are aware of contamination at certain of our industrial properties which are already in remediation programs sponsored by the state in which they are located. Our environmental consultants estimate that remedial action plans will have a probable cost of approximately \$3.2 million. During 1997, a liability of \$3.2 million was recorded (included in other liabilities at December 31, 2003 and 2002). During 1997, PGI, the former owner of the above mentioned industrial properties, initiated lawsuits against a former environmental consultant for damages to cover the cost of the remedial action plans. PGI has contractually agreed to indemnify us for any environmental liabilities we may incur for known contamination in connection with our Chicago, Hammond, and East Chicago Enterprise industrial parks. In 1998, PGI sued a then current (and now former) tenant of one of the properties in order to force the tenant to submit a hazardous waste closure plan to the Illinois Environmental Protection Agency. In January 2004, the court ruled that the tenant did not have to submit a hazardous waste closure plan under applicable regulations. The litigation against the environmental consultant continues. As previously discussed, this indemnification agreement has been amended to provide that we will be responsible for the first \$0.5 million of costs as further described in "Certain Relationships and Related Transactions."

We are also aware of contamination at two other properties. At one of the properties, the tenant has provided us with an indemnity for all of the cost associated with the environmental remediation and the tenant has purchased the property. The second property is in the remediation program sponsored by the state in which it is located and the previous owner placed in an escrow account \$0.8 million (the maximum cost the previous owner has agreed to pay), which was used in the clean up of the property. A no further remediation letter from the Illinois Environmental Protection Agency approving the completion of the remediation work has been obtained for this property. Accordingly, we do not anticipate any material liability related to these environmental matters.

In November 2001, at the request of the Department of the Army of the United States of America (the "DOA"), we granted the DOA a right of entry for environmental assessment and response in connection with our property known as the Atrium at 280 Shuman Boulevard in Naperville, Illinois (the "Atrium"). The DOA informed us that the property was located north of a former Nike missile base and that the DOA was investigating whether certain regional contamination of the groundwater by trichloethene ("TCE") emanated from the base and whether the DOA would be required to restore the environmental integrity of the region under the Defense Environmental Restoration Program for Formerly Used Defense Sites. In December 2001, the results from the tests of the groundwater from the site indicated elevated levels of TCE. It is currently our understanding based on information provided by the DOA and an analysis prepared by its environmental consultants that (i) the source of the TCE contamination did not result from the past or current activities on the Atrium property, (ii) the TCE contamination is a regional problem that is not confined to the Atrium, and (iii) the DOA has not yet identified the source of the TCE in the groundwater. Our environmental consultants have advised us that the United States Environmental Protection Agency (the "EPA") has issued a Statement of Policy towards owners of property containing contaminated acquifers. According to this policy, it is the EPA's position that where hazardous substances have come to be located on a property solely as a result of subsurface migration in an aquifer from an offsite source, the EPA will not take enforcement actions against the owner of the property. The groundwater underneath this property is relatively deep, and the property obtains its potable water supply from the City of Naperville and not from a groundwater well. Accordingly, we do not anticipate any material liability because of this TCE contamination.

We believe that our other properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our other properties. None of the environmental assessments of our properties have revealed any environmental liability that, after giving effect to the contractual indemnities and escrows described above, we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any such material environmental liability. Nonetheless, it is possible that our assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties (such as the presence of underground storage tanks) or by third parties unrelated to us. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our financial condition could be further adversely affected.

Our IBM Plaza office property currently contains asbestos in the form of non-friable spray-on insulation located on the decking and beams of the building. We have been informed by our environmental consultants that the asbestos in IBM Plaza is not friable and no remediation of the asbestos is necessary.

Costs of Compliance with Americans with Disabilities Act (the "ADA"). Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requirements could require removal of access barriers, and noncompliance could result in the imposition of fines by the federal government or an award of damages to private litigants. We believe that our properties are substantially in compliance with these requirements, however, we may incur additional costs to fully comply with the ADA. Although we believe that such costs will not have a material adverse effect on our financial position, if required changes involve a greater amount of expenditures than we currently anticipate, our capital and operating resources could be further adversely affected.

Other Regulations. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require us to make significant unanticipated expenditures and could have an adverse effect on our net income and our capital and operating resources.

Insurance

In the regular course of our business, we maintain comprehensive liability and all-risk property insurance with respect to our properties. Prior to September 11, 2001, liability and property insurance policies generally did not expressly exclude coverage for terrorism; provided, however, coverage was generally excluded for acts of war, military action, nuclear hazards and other standard insurance exclusions.

After September 11, 2001, liability and property insurance policies generally added an express exclusion for terrorist acts. Effective November 26, 2002, the United States federal government passed the Terrorism Risk Insurance Act of 2002 (The "Terrorism Act"). This law provides insurance companies with government sponsored financial backing for "acts of terrorism". This new law requires insurance carriers to provide as a covered loss, "acts of terrorism" as defined in the Terrorism Act.

The Terrorism Act defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be a violent act or an act that is dangerous to human life, property or infrastructure, to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission, and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. The Terrorism Act also provides that no terrorist act that is part of the course of war, as declared by Congress, will be certified as an "act of terrorism".

The Terrorism Act provides that prior terrorism exclusions in property and liability insurance policies became null and void to the extent of the definition of "act of terrorism".

On March 22, 2003, we obtained new property insurance policies consisting of (i) a primary policy covering the first $100.0 million of physical damage to the properties in our portfolio (the "Primary Policy") and (ii) several layers of excess property insurance in an aggregate amount of $450.0 million covering physical property damages to our properties in excess of our Primary Policy (the "Excess Policies"). Our Primary Policy and Excess Policies include insurance for acts of Terrorism as a covered loss, although the word "Terrorism" is not defined. We are at risk for financial loss, which could be material, relating to losses in excess of our policy limits. In addition, we are at risk under our insurance policies for losses of any amount relating to occurrences which are not covered by our insurance policies, such as occurrences excluded under the standard coverage exclusions such as acts of war, military action, nuclear hazards, governmental action, illegal acts of the insured and pollution, which in the event of such losses could be material.

Our Primary Property Policy and Excess Property Policies include coverage for flood and earthquake losses. In certain instances our policy sub-limits for these losses may be less than the value of specific properties. Our properties are not generally located in geographical areas typically subject to flood or earthquake losses. However, we may be at risk of financial losses resulting from losses that exceed these policy sub-limits.

We maintain liability insurance including but not limited to commercial general liability, auto liability, garage liability and commercial umbrella insurance (the "Liability Policies") in amounts and limits that are similar to other property owners in geographic areas similar to that of our properties. Our Liability Policies include coverage for acts of Terrorism as a covered loss although the word "Terrorism" is not defined. Additionally, we maintain workers compensation and employers liability insurance in compliance with statutory limits and requirements. These policies contain standard exclusions that are typical of liability insurance policies. We may be at financial risk for losses that exceed our limits of liability or which may be excluded from the insurance policies, which could be material.

In connection with the ownership of our properties, certain events may occur that would require us to expend funds for environmental remediation of some of our properties and adjacent properties. Certain environmental exposures are excluded from coverage under our insurance policies. Effective April 30, 2003, we obtained a pollution legal liability policy having a limit of $10.0 million, which includes coverage for liability, third party property damage and remediation costs as a result of pollution conditions. Pre-existing pollution conditions are excluded from the policy and certain property locations may be excluded in the future by our insurer based on its ongoing due diligence. Costs not covered under our pollution legal liability policy could be material, which could adversely affect our financial condition. We are unable to predict changes in future environmental laws and the financial impact we may incur as result of these changes.

Employees

As of December 31, 2003, we had approximately 148 full-time employees. We believe that our relations with our employees are satisfactory.

Available Information

We make available, free of charge, on our Internet website, www.pgrt.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the reports are electronically filed with the United States Securities and Exchange Commission. Copies of our governance guidelines, code of ethics and the charters of our audit, compensation, and governance and nominating committees are also available, free of charge, on our Internet website, and are available in print to any shareholder who requests it from our investor relations representative c/o Prime Group Realty Trust, Investor Relations Representative, 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

ITEM 2. PROPERTIES

General

We own 13 office properties and 30 industrial properties located in the Chicago metropolitan area. This includes Continental Towers, Rolling Meadows, Illinois, on which we own a second mortgage note which results in a controlling financial interest in this property and we therefore consolidate its operations. Our properties located in the Chicago metropolitan area accounted for all of our rental revenue and tenant reimbursements revenue for the year ended December 31, 2003. In addition, we own a 50% common interest in a joint venture which owns the 944,556 square foot office tower located at 77 West Wacker Drive in downtown Chicago, a 30% subordinated common interest in a joint venture which owns a 1,497,472 square foot office building located at 131 S. Dearborn Street in downtown Chicago, known as Bank One Center and a 23.1% common interest in a venture which owns a 385,274 square foot office property located in Phoenix, Arizona.

Our management team has developed or redeveloped a significant number of office properties, such as 77 West Wacker Drive, 180 North LaSalle Street, and Bank One Center, all located in downtown Chicago. In the course of such activities, we have acquired experience across a broad range of development and redevelopment projects. Bank One Center, located in downtown Chicago, is a Class A office tower containing an aggregate of 1,497,472 rentable square feet. The building is 72.2% leased and includes three anchor tenants; Bank One, NA, Citadel Investment Group L.L.C. ("Citadel") and Holland & Knight. As an inducement to consummate the Citadel lease, we agreed to reimburse Citadel for its financial obligations related to a 161,488 square foot lease obligation at an office tower located at One North Wacker Drive in downtown Chicago. We have mitigated a portion of this obligation by subleasing the space at One North Wacker Drive. We have reflected a liability related to this obligation, net of our estimates of proceeds from estimated future subleases. This is included in liabilities for leases assumed on our balance sheet and is periodically adjusted to reflect the effects signed subleases have upon our estimates.

We own approximately 217.4 acres of developable land and have rights to acquire approximately 1.3 acres of additional developable land. However, we do not currently anticipate commencing any new development projects in the near future.

Our office properties are leased to tenants either (i) on a net basis with tenants obligated to pay their proportionate share of real estate taxes, insurance, utilities and operating expenses or (ii) on a gross basis, with the landlord responsible for the payment of these expenses up to the amount incurred during the tenants' first year of occupancy ("Base Year") or a negotiated amount approximating the tenants' pro rata share of these expenses ("Expense Stop"). In the latter cases, the tenants pay their pro rata share of increases in expenses above the Base Year or Expense Stop. Most of the leases for our industrial properties are written on either (i) a net basis, with tenants paying their proportionate share of real estate taxes, insurance, utilities and other operating expenses as additional rent or (ii) a triple net lease basis, with the tenants paying all of the real estate taxes, insurance, utilities and other operating expenses for the property.

Properties

The following table sets forth certain information relating to each of our properties. Through the Operating Partnership and other subsidiaries, we own a 100% interest in all of the office and industrial properties, except for the unconsolidated joint venture properties identified below.

	Location	Year Built/ Renovated	Net Rentable Square Feet	Percentage Occupied as of 12/31/03
Office Properties:				
IBM Plaza (1)	Chicago, IL	1971	1,364,811	89.2%
Continental Towers (2)	Rolling Meadows, IL	1977 thru 1981/2001	925,887	72.9%
208 South LaSalle Street	Chicago, IL	1914/1956/ 1982/1991	866,108	87.8%
33 West Monroe Street (3)	Chicago, IL	1980	852,075	21.2%
180 North LaSalle Street	Chicago, IL	1982/1999	766,424	78.9%
800-810 Jorie Boulevard	Oak Brook, IL	1961/1992	191,666	100.0%
4343 Commerce Court	Lisle, IL	1989	165,685	91.9%
740-770 Pasquinelli Drive	Westmont, IL	1986	109,975	99.0%
1600-1700 167th Street	Calumet City, IL	1981	64,929	81.1%
280 Shuman Blvd.	Naperville, IL	1979	65,329	89.1%
Enterprise Center II	Westchester, IL	1999	62,619	86.7%
1301 E. Tower Road	Schaumburg, IL	1992	50,400	100.0%
7100 Madison Avenue	Willowbrook, IL	1999	50,157	100.0%
Office properties subtotal			**5,536,065**	**75.1%**

(1) The land underlying a portion of this property, related to the parking garage, is leased for a term expiring on April 30, 2019 with an option to extend the term for an additional twenty-five years.

(2) We hold a mortgage note receivable on this office property and have consolidated the underlying property operations because we receive substantially all of the economic benefits of the property's operations.

(3) A portion of the land underlying this property is leased for a term expiring on April 30, 2048.

	Location	Year Built/ Renovated	Net Rentable Square Feet	Percentage Occupied as of 12/31/03
Industrial Properties:				
Warehouse/Distribution Facilities:				
425 E. Algonquin Road	Arlington Heights, IL	1978	304,506	100.0%
1455 Sequoia Drive	Aurora, IL	2000	257,600	78.6%
200 S. Mitchell	Addison, IL	1981	152,200	100.0%
11045 Gage Avenue	Franklin Park, IL	1970/1992	136,600	100.0%
4248, 4250 and 4300 Madison Street	Hillside, IL	1980	127,129	87.7%
1051 N. Kirk Road	Batavia, IL	1990	120,004	100.0%
4211 Madison Street	Hillside, IL	1977/1992	90,344	100.0%
4160-4190 W. Madison Street	Hillside, IL	1974/1992	79,532	100.0%
342-346 Carol Lane	Elmhurst, IL	1989	67,935	100.0%
200 E. Fullerton Avenue	Carol Stream, IL	1968/1995	66,254	100.0%
555 Kirk Road	St. Charles, IL	1990	62,400	100.0%
370 Carol Lane	Elmhurst, IL	1977/1994	60,290	100.0%
550 Kehoe Blvd.	Carol Stream, IL	1997	44,575	100.0%
1543 Abbott Drive	Wheeling, IL	1983	43,930	100.0%
388 Carol Lane	Elmhurst, IL	1979	40,502	100.0%
343 Carol Lane	Elmhurst, IL	1989	30,084	100.0%
350 Randy Road	Carol Stream, IL	1974	25,200	87.5%
11039 Gage Avenue	Franklin Park, IL	1965/1993	21,935	100.0%
1401 S. Jefferson Street	Chicago, IL	1965/1985	17,265	0.0%
Overhead Crane/Manufacturing Facilities:				
Chicago Enterprise Center	Chicago, IL	1916/1991 -1996		
13535-A S. Torrence Avenue			385,345	100.0%
13535-B S. Torrence Avenue			242,199	0.0%
13535-C S. Torrence Avenue			99,333	100.0%
13535-D S. Torrence Avenue			77,325	100.0%
13535-E S. Torrence Avenue			50,983	100.0%
13535-F S. Torrence Avenue			56,486	100.0%
13535-G S. Torrence Avenue			55,213	0.0%
13535-H S. Torrence Avenue			73,442	58.7%
East Chicago Enterprise Center	East Chicago, IN	1917/1991 -1997		
4407 Railroad Avenue - Building 2			169,435	17.1%
4407 Railroad Avenue - Building 3			291,550	52.9%
4407 Railroad Avenue - Building 4			87,484	98.1%
4635 Railroad Avenue			14,070	0.0%
Hammond Enterprise Center	Hammond, IN	1920-1952		
4507 Columbia Avenue			256,595	100.0%
4527 Columbia Avenue (2)			16,701	64.0%
4531 Columbia Avenue			250,266	99.2%
Industrial properties subtotal			3,874,712	81.4%
Portfolio total			9,410,777	77.7%
Unconsolidated Joint Venture Office Properties:				
Bank One Center (3)	Chicago, IL	2002	1,497,472	67.7%
77 West Wacker Drive (4)	Chicago, IL	1992	944,556	91.0%
Thistle Landing (5)	Phoenix, AZ	1999	385,274	57.2%

(2) This property is an office building within the Hammond Enterprise Center.

(3) We own a 30% subordinated common ownership interest in a joint venture that owns this office property.

(4) We own a 50% common ownership interest in a joint venture that owns this office property.

(5) We own a 23.1% common ownership interest in a joint venture that owns this office property.

ITEM 3. LEGAL PROCEEDINGS

Except as described below, neither we nor any of our properties are presently subject to any material litigation or legal proceeding, nor, to our knowledge, is any material or other litigation or legal proceeding threatened against us, other than routine litigation arising in the ordinary course of business, some of which is expected to be covered by liability insurance and all of which collectively is not expected to have a material adverse effect on our consolidated financial statements.

On August 29, 2002, 180 Acquisition Company, LLC ("180 Acquisition") filed a complaint (the "Complaint") against us, our Operating Partnership, our Services Company, one of our subsidiaries holding our interests in the 180 North LaSalle Street property in Chicago, Illinois (the "180 Interests"), and Jeffrey A. Patterson, our President and Chief Investment Officer. The Complaint was filed in the County Department, Law Division of the Circuit Court of Cook County, Illinois.

In the Complaint, 180 Acquisition alleges that the defendants orally promised to sell the 180 Interests to them, and that 180 Acquisition relied on these alleged promises, notwithstanding the facts that (i) a written contract was not entered into among the parties and (ii) we terminated negotiations to sell the 180 Interests to 180 Acquisition in July 2002. 180 Acquisition is asking the Court to award it $1.7 million in direct damages, $15.7 million in lost profits and $34.9 million in punitive damages. We vigorously dispute the allegations contained in the Complaint, deny making the promises alleged by the plaintiff and believe that we have valid defenses in this case. However, there can be no assurances that the outcome of this case will be favorable to us.

The Internal Revenue Service (the "Service") has conducted an examination of the federal income tax returns filed by certain of our affiliated entities for the taxable years ended December 31, 1999, 2000, and 2001. The Service's examination included the review of certain transactions involving our acquisition of the IBM Plaza office property located in Chicago, Illinois, which was reported on the examined returns as acquired in connection with a nontaxable, like-kind exchange involving an interest in the 77 West Wacker Drive office property located in Chicago, Illinois (the "1999 Transaction"). On March 13, 2003, the Service issued preliminary reports proposing that the 1999 Transaction constituted the taxable sale of an interest in 77 West Wacker Drive.

On June 19, 2003, the Service issued a "60-day letter" to us regarding this issue which stated that we had 60 days to file a protest of the Service's position. We then issued protest letters protesting the proposed adjustments and requesting a conference with the IRS Chicago Office of Appeals. On July 25, 2003, the Service issued preliminary reports proposing adjustments for the years ending December 31, 2000 and 2001 resulting from the 1999 Transaction. On January 5, 2004, the Service issued a "60-day letter" to us regarding the proposed adjustments for the years ended December 31, 2000 and 2001, which stated that we had 60 days to file a protest of the Service's position. We plan to issue protest letters protesting the proposed adjustments. For a more detailed description of this matter, please see Note 14 – Commitments and Contingencies to our Consolidated Financial Statements.

We are a defendant in various other legal actions arising in the normal course of business. We believe that the ultimate outcome of those actions will not materially affect our consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2003.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common shares began trading on the New York Stock Exchange ("NYSE") on November 12, 1997, under the symbol "PGE". On March 10, 2004, the reported closing sale price on the NYSE was $6.60, and there were 23,670,522 common shares outstanding held by approximately 2,850 holders of record. The following table sets forth the high and low closing sales prices per common share reported on the NYSE and the distributions we paid for the years ended December 31, 2003 and 2002:

	High	Low	Cash Distributions Paid (1)(2)
Fiscal Year 2003			
First quarter	$ 5.44	$ 4.61	–
Second quarter	6.95	5.19	–
Third quarter	7.00	6.00	–
Fourth quarter	6.55	5.97	–
Fiscal Year 2002			
First quarter	$ 9.85	$ 6.80	–
Second quarter	8.36	4.05	–
Third quarter	6.66	4.10	–
Fourth quarter	5.30	4.26	–

(1) No distributions were declared or paid for the four quarters of 2003 or 2002.

(2) In March 2004, our Board declared one quarterly distribution of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2004, payable on April 30, 2004. Under our Charter, this distribution is deemed to be a quarterly distribution which relates to the fourth quarter 2002 distribution period, the earliest accrued but unpaid quarterly distribution on our Series B Shares.

Due to a number of factors, including our capital resources and requirements, our Board decided not to pay a distribution on the common shares and units during 2003. (See "Business – Business Strategies – Liquidity and Capital Requirements.") Any future distributions on our common shares will be made at the discretion of our Board. These distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of capital events, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. We can give no assurance that we will be able to complete capital events or, if they are completed, whether they will be on terms that are favorable to us. We also can give no assurances that if capital events are completed on terms favorable to us or otherwise, distributions on our common shares and common units will be resumed in 2004 or thereafter. Distributions on our common shares and common units are not permitted unless all current and any accumulated distributions on our Series B Shares and the related preferred units in the Operating Partnership have been paid in full or declared and set aside for payment. After (i) payment of the fourth quarter 2002 Series B distribution referred to above and (ii) the accrual of the first quarter 2004 distribution, we will be in arrears for five quarters of Series B Share distributions for a total of $11.3 million and we can give no assurances as to the timing and amounts of distributions on our preferred shares of beneficial interest in future periods.

Equity Compensation Plans. For a discussion of our equity compensation plans see the information contained in "Security Ownership of Certain Beneficial Owners and Management – Equity Compensation Plan Information" of this report.

Recent Sales of Unregistered Securities

Concurrent with the completion of our initial public offering, the Operating Partnership issued an aggregate of 9,994,310 common units to PGI, Primestone (a joint venture of PGI and a third party contributor) and certain members of management in exchange for property contributions and cash. On April 30, 2002, Vornado PS, L.L.C. ("Vornado PS") acquired the 7,944,893 common units held by Primestone in a foreclosure auction. Vornado PS subsequently transferred 3,972,446 of these units to Cadim Acquisition LLC ("Cadim Acquisition").

On June 11, 2003, we issued to Vornado PS in connection with the exercise by Vornado PS of the exchange rights associated with its units, 3,972,447 of our common shares in accordance with the terms of the common units and pursuant to the Securities Act of 1933, as amended, in reliance on the exemption from registration set forth in Section 4(2) thereof. Simultaneous with the issuance of the common shares to Vornado PS, we cancelled the 3,972,447 common units in our Operating Partnership held by Vornado PS which were exchanged for the common shares.

On June 13, 2003, we issued to Cadim Acquisition, in connection with the exercise by Cadim Acquisition of certain exchange rights associated with its units, 3,972,446 of our common shares in accordance with the terms of the common units and pursuant to the Securities Act of 1933, as amended, in reliance on the exemption from registration set forth in Section 4(2) thereof. Simultaneous with the issuance of the common shares to Cadim Acquisition, we cancelled the 3,972,446 common units in our Operating Partnership held by Cadim Acquisition which were exchanged for the common shares.

As of December 31, 2003, and subject to our 9.9% ownership limitation, we have an aggregate of 3,076,586 limited partner common units outstanding, all of which are exchangeable in accordance with their terms for common shares.

We issued no other common shares in 2003.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth our selected consolidated financial data and should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K.

	Year ended December 31				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share amounts)				
Statements of Operations Data (1)					
Revenue:					
Rental	$ 99,149	$ 95,568	$ 96,928	$ 102,548	$ 90,787
Lease termination fees	32,123	2,313	416	1,403	4,940
Tenant reimbursements	58,252	57,002	56,036	53,212	38,370
Other property revenues	4,918	5,047	5,681	5,954	8,251
Mortgage note interest	—	—	—	4,864	6,926
Services Company revenue	2,923	7,366	7,219	—	—
Total revenue	197,365	167,296	166,280	167,981	149,274
Expenses:					
Property operations	43,630	43,503	44,307	42,686	34,468
Real estate taxes	35,546	36,026	32,974	32,115	27,275
Depreciation and amortization	36,882	29,519	28,806	25,949	26,910
General and administrative	9,681	9,794	9,085	10,359	7,565
Services Company operations	2,582	4,811	6,898	—	—
Provision for asset impairment	45,353	7,952	20,337	1,000	—
Severance costs	701	2,525	—	—	—
Strategic alternative costs	485	1,561	3,289	717	—
Loss on tax indemnification	—	189	1,191	—	—
Loss on land development option	—	—	—	—	600
Total expenses	174,860	135,880	146,887	112,826	96,818
Operating income	22,505	31,416	19,393	55,155	52,456
Other (expense) income	(953)	2,190	4,587	7,513	1,569
Interest:					
Expense	(53,386)	(36,977)	(38,886)	(42,897)	(32,547)
Amortization of deferred financing costs	(7,539)	(4,064)	(3,638)	(6,153)	(2,318)
(Loss) income from continuing operations before minority interests	(39,373)	(7,435)	(18,544)	13,618	19,160
Minority interests	1,054	8,895	11,323	(561)	(2,674)
(Loss) income from continuing operations	(38,319)	1,460	(7,221)	13,057	16,486
Discontinued operations, net of minority interests of $(1,113), $21,818, $(1,962), $(2,442) and $(5,164) in 2003, 2002, 2001, 2000 and 1999, respectively	2,748	(31,138)	2,870	3,946	7,407
(Loss) income before (loss) gain on sales of real estate and cumulative effect of change in accounting principles	(35,571)	(29,678)	(4,351)	17,003	23,893
(Loss) gain on sales of real estate, net of minority interests of $84, $660, $(118), $786 and $(22,095) in 2003, 2002, 2001, 2000 and 1999, respectively	(646)	(943)	174	(1,271)	30,955
Cumulative effect of change in accounting principles, net of minority interests of $218 in 2001 and $1,140 in 2000 (2)	—	—	(321)	(1,843)	—
Net (loss) income	(36,217)	(30,621)	(4,498)	13,889	54,848
Net income allocated to preferred shareholders	(9,000)	(11,280)	(12,150)	(12,147)	(12,103)
Net (loss) income available to common shareholders	$ (45,217)	$ (41,901)	$ (16,648)	$ 1,742	$ 42,745

	Year ended December 31				
	2003	2002	2001	2000	1999
Basic earnings available to common shares per weighted-average common share (3)					
(Loss) income from continuing operations ...	$ (2.35)	$ (0.62)	$ (1.24)	$ 0.06	$ 0.28
Discontinued operations, net of minority interests	0.13	(1.99)	0.18	0.25	0.49
(Loss) gain on sales of real estate, net of minority interests	(0.03)	(0.06)	0.01	(0.08)	2.05
Cumulative effect of change in accounting principles, net of minority interests	—	–	(0.02)	(0.12)	–
Net (loss) income available per weighted-average common share of beneficial interest –basic	$ (2.25)	$ (2.67)	$ (1.07)	$ 0.11	$ 2.82
Diluted earnings available to common shares per weighted-average common share (3)					
(Loss) income from continuing operations ...	$ (2.35)	$ (0.62)	$ (1.24)	$ 0.06	$ 0.28
Discontinued operations, net of minority interests	0.13	(1.99)	0.18	0.25	0.49
(Loss) gain on sales of real estate, net of minority interests	(0.03)	(0.06)	0.01	(0.08)	2.04
Cumulative effect of change in accounting principles, net of minority interests	—	–	(0.02)	(0.12)	–
Net (loss) income available per weighted-average common share of beneficial interest-diluted	$ (2.25)	$ (2.67)	$ (1.07)	$ 0.11	$ 2.81

	Year ended December 31				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Balance Sheet Data					
Real estate assets, exclusive of property held for or under development and property held for sale and before accumulated depreciation	$ 867,021	$1,338,325	$1,206,516	$1,180,206	$1,151,094
Total assets	948,781	1,410,181	1,527,649	1,439,093	1,444,175
Mortgage notes payable, credit facilities, construction financing and bonds payable ..	572,820	904,438	925,136	799,171	799,171
Total liabilities	663,640	1,064,099	1,076,737	924,124	901,767
Minority interests	21,803	100,643	128,806	153,206	169,070
Series A Preferred Shares	—	–	40,000	39,850	39,703
Shareholders' equity	263,338	245,439	282,106	321,913	333,635

	Year ended December 31				
	2003	2002	2001	2000	1999
Cash Flow and Operating Data					
Funds from operations (4)	$ (1,085)	$ (29,924)	$ 15,786	$ 40,462	$ 52,295
Cash flow provided by (used in):					
Operating activities	29,286	42,320	52,810	64,393	106,296
Investing activities	324,321	(75,951)	(144,744)	(26,248)	(439,793)
Financing activities	(336,799)	42,849	73,248	(32,787)	306,907
Ratio of earnings to combined fixed charges and preferred share distributions (5)	–	–	–	–	–
Office Properties:					
Square footage	5,536,065	6,281,263	7,807,576	7,955,524	8,049,941
Occupancy (%)	75.1	91.5	92.0	95.7	95.0
Industrial Properties:					
Square footage	3,874,712	3,874,712	3,914,712	4,187,030	5,146,668
Occupancy (%)	81.4	84.4	81.7	93.2	84.3
Unconsolidated Joint Venture Properties:					
Square footage	2,827,302	2,831,943	1,421,658	1,330,604	1,330,604
Occupancy (%)	74.1	39.9	81.9	90.3	70.5

(1) Information for the years ended December 31, 2002, 2001, 2000 and 1999 have been restated for the reclassification of the operations of properties, in which we sold 100% of our ownership interest during 2003 and 2002, from continuing operations to discontinued operations.

(2) In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We granted permanent property easements on portions of certain of our properties in 1999 for which we recorded all of the revenue in 1999 when the easements were granted. In addition, the Services Company previously recognized 100% of leasing commissions at the time of lease signing. However, half of the commission amounts are subject to the tenant occupying the space. Under SAB 101, revenue should be recognized over the anticipated period that the easement would be used and lease commissions should be recognized when all conditions related to earning the commission have been settled which usually occurs within twelve months of the lease signing. In determining the periods over which we would recognize revenue under SAB 101, we took into consideration factors such as the expected life of physical structures constructed on easement sites at our properties and other factors that provided an indication of the periods of active use of the easements by the respective grantees. These periods range from five to ten years. We adopted SAB 101 retroactive to January 1, 2000 and recorded a charge to income of $1.8 million, net of minority interests of $1.1 million, representing the cumulative effect of adopting SAB 101 as of January 1, 2000. The cumulative effect represents income recognized in 1999 and relates to the permanent property easements and to leasing activity described above. During 2003, 2002 and 2001, respectively, we recognized $0.3 million, $0.3 million and $0.3 million of other income (a portion of which is included in other property revenues in the consolidated statement of operations) previously recorded in 1999.

On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"). SFAS 133, as amended, established accounting and reporting standards for derivative instruments. Specifically SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (realized loss) of $0.5 million in net income, and a transition adjustment of $3.2 million as an increase in accumulated other comprehensive loss. Adoption of the standard resulted in a net transition adjustment of $3.8 million on the balance sheet reflected as a $0.5 million reduction in deferred costs, a $1.4 million reduction in investment in unconsolidated entities and a deferred hedge liability of $1.9 million. In August 2001, the Financial Accounting Standards Board ("FASB") issued final guidance on the accounting for options used as hedges under SFAS 133. This guidance is pursuant to Derivatives Implementation Group ("DIG") Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in other accumulated comprehensive income on the balance sheet. On September 1, 2001, we adopted G20 for its interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, will be recorded in the other accumulated comprehensive income.

(3) Net income available per weighted-average common share of beneficial interest-basic equals net income divided by 20,105,183, 15,673,544, 15,630,586, 15,408,822 and 15,141,630 common shares for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Net income available per weighted-average share of beneficial interest-diluted equals net income divided by 20,105,183, 15,673,544, 15,630,586, 15,539,337 and 15,208,911, common shares for the year ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(4) We compute Funds from Operations in accordance with standards established by the Board of Governors of National Association of Real Estate Investment Trust's) ("NAREIT"), in its April 2002 White Paper. Funds from Operations does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt repayment obligations, or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net (loss) income, as an indication of our performance or to cash flows as a measure of liquidity or the ability to pay dividends or make distributions.

(5) The ratios of earnings to combined fixed charges and preferred share distributions were computed by dividing earnings by combined fixed charges and preferred share distributions. For this purpose, earnings consist of income (loss) before minority interests, plus combined fixed charges. Combined fixed charges consist of interest incurred, amortization of debt issuance costs and preferred share distributions. Our 2003, 2002, 2001, 2000 and 1999 earnings were insufficient to cover fixed charges by approximately $52.1 million, $48.7 million, $54.6 million, $12.8 million and $0.9 million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

The following is our consolidated quarterly summary of operations for 2003:

	Year ended December 31, 2003				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share amounts)				
Total revenue	$ 197,365	$ 33,306	$ 45,850	$ 45,043	$ 73,166
Total expenses	174,860	69,496	35,957	35,077	34,330
Operating income (loss)	22,505	(36,190)	9,893	9,966	38,836
Other income (expense)	(953)	(3,684)	366	1,723	642
Interest:					
Expense	(53,386)	(9,695)	(13,928)	(14,464)	(15,299)
Amortization of deferred financing costs	(7,539)	(3,562)	(1,027)	(1,328)	(1,622)
(Loss) income from continuing operations before minority interests	(39,373)	(53,131)	(4,696)	(4,103)	22,557
Minority interests	1,054	6,370	804	2,238	(8,358)
(Loss) income from continuing operations	(38,319)	(46,761)	(3,892)	(1,865)	14,199
Discontinued operations, net of minority interests in the amount of $(10) in the fourth quarter, $(2) in the third quarter, $(627) in the second quarter and $(474) in the first quarter	2,748	76	16	1,984	672
(Loss) income before loss on sales of real estate	(35,571)	(46,685)	(3,876)	119	14,871
Loss on sales of real estate, net of minority interest of $84 in the fourth quarter	(646)	(646)	—	—	—
Net (loss) income	(36,217)	(47,331)	(3,876)	119	14,871
Net income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)
Net (loss) income available to common shareholders	$ (45,217)	$ (49,581)	$ (6,126)	$ (2,131)	$ 12,621
Basic and diluted earnings available to common shares per weighted average common share					
(Loss) income from continuing operations	$ (2.35)	$ (2.07)	$ (0.26)	$ (0.24)	$ 0.76
Discontinued operations, net of minority interests	0.13	—	—	0.12	0.04
Loss on sales of real estate, net of minority interests	(0.03)	(0.03)	—	—	—
Net (loss) income available per weighted-average common share of beneficial interest – basic and diluted	$ (2.25)	$ (2.10)	$ (0.26)	$ (0.12)	$ 0.80
Weighted average common shares—basic and diluted	20,105	23,665	23,665	17,379	15,713
Distributions paid per common share	—	—	—	—	—

The following is our consolidated quarterly summary of operations for 2002:

	Year ended December 31, 2002 (1)				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share amounts)				
Total revenue	$ 167,296	$ 40,947	$ 43,100	$ 41,481	$ 41,768
Total expenses	135,880	33,352	32,554	34,061	35,913
Operating income	31,416	7,595	10,546	7,420	5,855
Other income	2,190	450	493	410	837
Interest:					
Expense	(36,977)	(9,958)	(9,934)	(8,424)	(8,661)
Amortization of deferred financing costs	(4,064)	(1,755)	(933)	(682)	(694)
(Loss) income from continuing operations before minority interests	(7,435)	(3,668)	172	(1,276)	(2,663)
Minority interests	8,895	2,467	967	1,876	3,585
Income (loss) from continuing operations	1,460	(1,201)	1,139	600	922
Discontinued operations, net of minority interests in the amount of $8,474 in the fourth quarter, $(322) in the third quarter, $784 in the second quarter and $12,882 in the first quarter	(31,138)	(12,054)	533	(903)	(18,714)
(Loss) income before loss on sales of real estate	(29,678)	(13,255)	1,672	(303)	(17,792)
Loss on sales of real estate, net of minority interest of $34 in the fourth quarter, $408 in the second quarter and $218 in the first quarter	(943)	(48)	–	(580)	(315)
Net (loss) income	(30,621)	(13,303)	1,672	(883)	(18,107)
Net income allocated to preferred shareholders	(11,280)	(2,250)	(2,450)	(3,381)	(3,199)
Net loss available to common shareholders	$ (41,901)	$ (15,553)	$ (778)	$ (4,264)	$ (21,306)
Basic and diluted earnings available to common shares per weighted average common share					
Loss from continuing operations	$ (0.62)	$ (0.22)	$ (0.08)	$ (0.18)	$ (0.14)
Discontinued operations, net of minority interests	(1.99)	(0.77)	0.03	(0.06)	(1.19)
Loss on sales of real estate, net of minority interests	(0.06)	–	–	(0.04)	(0.02)
Net loss available per weighted-average common share of beneficial interest – basic and diluted	$ (2.67)	$ (0.99)	$ (0.05)	$ (0.28)	$ (1.35)
Weighted average common shares—basic and diluted	15,674	15,675	15,675	15,674	15,664
Distributions paid per common share	$ –	$ –	$ –	$ –	$ –

(1) Reclassifications of information for the year ended December 31, 2002 related to the operations of properties sold during 2003 from continuing operations to discontinued operations have been made.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion should be read in conjunction with our historical consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

We are a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) which owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. Our portfolio of properties consists of 13 office properties, containing an aggregate of 5.5 million net rentable square feet, and 30 industrial properties, containing an aggregate of 3.9 million net rentable square feet. In addition, we own 217.4 acres of developable land and have joint venture interests in three office properties containing an aggregate of 2.8 million rentable square feet.

All of our properties are located in the Chicago metropolitan area in prime business locations within established business communities and account for all of our rental revenue and tenant reimbursements revenue. One of our joint venture properties is located in Arizona.

Our 2003 results reflect the general weakness in the economy over the past couple of years, which has resulted in less demand for office and industrial property. Since national and regional office and industrial vacancy rates are higher than they would be in a stronger economic environment, we have been challenged to retain existing tenants and locate new tenants for our vacant and non-renewing space at acceptable economic occupancy and rental rates. The unforeseen demise of Arthur Andersen LLP put a significant amount of additional pressure on our cash flow, liquidity and earnings during 2003. In addition, the supply of downtown Chicago office space continues to grow, principally as a result of the construction of new office buildings. As these buildings come on line in the next few years, the additional supply may continue to add to the challenge.

Our income and cash flow is derived primarily from rental revenue (including tenant reimbursements) from our properties. We expect that any revenue growth over the next several years will come from revenue generated through increased rental and occupancy rates in our portfolio. The following summarizes our portfolio occupancy at the end of each quarter of 2003 and at the end of 2002:

	Portfolio Occupancy				
	December 31, 2003	**September 30, 2003**	**June 30, 2003**	**March 31, 2003**	**December 31, 2002**
Office	75.1%	75.9%	76.0%	81.4%	91.5%
Industrial	81.4	77.2	79.9	83.0	84.4
Portfolio Total	77.7%	76.5%	77.6%	82.0%	88.8%
Unconsolidated Joint Venture Properties	74.1%	74.2%	73.9%	65.6%	39.9%

Office occupancy has been significantly affected since December 31, 2002 by the February 2003 terminations of the Arthur Andersen leases. Excluding our 33 West Monroe Street office building, which was Arthur Andersen's corporate offices, the overall office occupancy was 82.1% at December 31, 2003 and the portfolio occupancy was 81.8%.

It should also be noted that the Bank One Center office building (included in investments in unconsolidated entities) was placed in service late in 2002 and is still in the lease-up phase with occupancy at December 31, 2003 of 67.7%.

2003 Business Summary

For 2003, our focus was on:

- retiring or refinancing debt which had maturity dates in 2003 and 2004;
- reducing our overall debt levels;
- stabilizing portfolio cash flow;
- reducing operating costs;
- aggressively pursuing leasing transactions; and
- continuing to explore strategic alternatives.

Below is a summary of several of the activities we undertook in 2003 in keeping with these objectives.

- We reduced our outstanding indebtedness by $331.6 million to $572.8 million at the end of the year from $904.4 million at the beginning of the year, including the retirement of $145.2 million of high interest rate debt.
- We purchased our prior partner's interest in the Bank One Center joint venture in March 2003 and then subsequently, in October 2003, sold a 70% interest in the joint venture to a new partner for $105.0 million.
- We sold our National City Center office property in Cleveland, Ohio for $80.0 million.
- We refinanced the first mortgage and mezzanine loan secured by our IBM Plaza office property with $195.0 million of new financing.
- We negotiated and received $33.5 million of lease termination fees from Arthur Andersen LLP.
- We commenced 53 new and expansion office leases totaling 1,238,283 square feet and we renewed 49 office leases totaling 329,053 square feet.
- We commenced six new and expansion industrial leases totaling 322,736 square feet and we renewed two industrial leases totaling 56,804 square feet.

In addition to our day-to-day operational focus, we continued to evaluate strategic alternatives in consideration of any/all opportunities to enhance shareholder value. On February 13, 2004, we extended the engagement of one of our investment banks, Wachovia Capital Markets, LLC through December 24, 2004.

Key Performance Indicators

We evaluate the performance of our reportable segments based on the occupancy percentages and operating profit of the respective property segment which includes rental revenue, tenant reimbursement revenue, property operations expense and administrative expenses and the allocation of corporate overhead expenses. We also use other metrics such as gross rent, net occupancy, tenant retention, percent of property operating expenses recovered, results of tenant satisfaction surveys and net effective rent, in analyzing individual tenant lease agreements.

In addition to net income under generally accepted accounting principles, we use funds from operations, which is a measurement tool common among real estate investment trusts for measuring profitability.

Results of Operations

Comparison of the Year ended December 31, 2003 to the Year Ended December 31, 2002

The table below represents selected operating information for the Total Portfolio and for the Same Store Portfolio consisting of 13 Office Properties and 30 Industrial Properties acquired or placed in service on or prior to January 1, 2002. Property revenues include rental revenues, tenant reimbursements and other property operating revenues. Property operating expenses include real estate taxes, utilities and other property operating expenses.

	Total Portfolio				Same Store Portfolio			
(Dollars in thousands)	2003	2002	Increase/ (Decrease)	% Change	2003	2002	Increase/ (Decrease)	% Change
Property revenues	$ 162,319	$ 157,617	$ 4,702	3.0%	$ 135,228	$ 158,266	$ (23,038)	(14.6)%
Lease termination fees	32,123	2,313	29,810	1,288.8	32,123	2,313	29,810	1,288.8
Services Company revenues	2,923	7,366	(4,443)	(60.3)	–	–	–	–
Total revenues	197,365	167,296	30,069	18.0	167,351	160,579	6,772	4.2
Property operating expenses	79,176	79,529	(353)	(0.4)	70,463	80,379	(9,916)	(12.3)
Depreciation and amortization	36,882	29,519	7,363	24.9	29,484	28,903	581	2.0
General and administrative	9,681	9,794	(113)	(1.2)	–	–	–	–
Services Company operations	2,582	4,811	(2,229)	(46.3)	–	–	–	–
Provision for asset impairment	45,353	7,952	37,401	470.3	43,405	1,749	41,656	2,381.7
Severance costs	701	2,525	(1,824)	(72.2)	–	–	–	–
Strategic alternative costs	485	1,561	(1,076)	(68.9)	–	–	–	–
Loss on tax indemnification	–	189	(189)	(100.0)	–	–	–	–
Total expenses	174,860	135,880	38,980	28.7	143,352	111,031	32,321	29.1
Operating income	22,505	31,416	(8,911)	(28.4)	23,999	49,548	(25,549)	(51.6)
Other (expense) income	(953)	2,190	(3,143)	(143.5)	–	–	–	–
Interest:								
Expense	(53,386)	(36,977)	(16,409)	44.4	(30,907)	(31,857)	950	3.0
Amortization of deferred financing costs	(7,539)	(4,064)	(3,475)	85.5	(2,352)	(2,625)	273	10.4
(Loss) income from continuing operations before minority interests	(39,373)	(7,435)	(31,938)	429.6	$ (9,260)	$ 15,066	$ (24,326)	(161.5)%
Minority interests	1,054	8,895	(7,841)	(88.2)				
Income (loss) from continuing operations	(38,319)	1,460	(39,779)	(2,724.6)				
Discontinued operations, net of minority interests	2,748	(31,138)	33,886	(108.8)				
Loss before loss on sales of real estate	(35,571)	(29,678)	(5,893)	19.9				
Loss on sales of real estate, net of minority interest	(646)	(943)	297	(31.5)				
Net loss	$ (36,217)	$ (30,621)	$ (5,596)	18.3%				

Property Revenues. The decrease of $23.0 million in property revenues in the same store portfolio resulted primarily from the termination of leases with Arthur Andersen LLP at two of our office properties, which accounted for $15.4 million of the total. In addition, other decreases included $3.9 million due to the expiration of leases at various office properties, a decrease of $1.1 million due to a decrease in tenant reimbursement revenue as a result of a decrease in expenses at two of our office buildings, $1.1 million due to tenant bankruptcies at three industrial properties and $0.5 million due to the early termination of leases at two of our industrial properties.

The increase of $4.7 million in 2003 property revenues in the total portfolio included $27.5 million of revenues generated from Bank One Center, offset by the previously described changes in the same store portfolio. The Bank One Center property was placed in service in November 2002 with tenant lease commencements in January, February and April 2003. We have recorded revenue from January 1, 2003 through October 8, 2003 (admittance of our joint venture partner) for this property. Subsequent to October 8, 2003, we recorded this investment under the equity method of accounting.

Lease Termination Fees. The increase of $29.8 million in lease termination fees was primarily due to the February 2003 termination of Arthur Andersen's leases at two of our office properties, which resulted in $31.2 million of revenue, after deducting outstanding receivables (including deferred rent receivable). We expect that future property revenues may continue to be affected by early lease terminations if economic conditions do not improve or if they worsen.

Services Company Revenues. The decrease of $4.4 million in Services Company revenues during 2003 was primarily due to our recognition of development fee income of $4.2 million in 2002 related to the development of a build-to-suit industrial building.

Property Operating Expenses. The decrease of $9.9 million in property operating expenses in the same store portfolio was primarily due to a $5.0 million decrease in operating expenses resulting from the termination of Arthur Andersen's leases at two Chicago office properties, $4.1 million of which related to real estate taxes, a $1.2 million decrease in property level administrative costs as a result of staffing reductions, a $0.8 million decrease due to fewer repairs and maintenance being performed at our Chicago office properties in 2003, a $0.7 million decrease in bad debt expense from 2002 and a $0.7 million decrease resulting from adjustments to the estimates of the 2002 real estate taxes. In addition, 2002 results included a $0.8 million adjustment in the previously estimated real estate tax expense for a Chicago office property for 2001, which also contributed to the decrease in property operating expenses.

The decrease in property operating expenses in the total portfolio included Bank One Center's operating expenses totaling $8.5 million, which is net of amounts capitalized of $4.1 million related to vacant space, offset by the previously described changes in the same store portfolio.

Depreciation and Amortization. The increase of $7.4 million in depreciation and amortization in the total portfolio in 2003 was attributable primarily to $5.9 million of depreciation and amortization related to the portion of the Bank One Center building in which tenant leases commenced in 2003 and therefore the related tenant improvement and leasing cost amortization began. In addition, we recorded a write-off of $0.4 million of unamortized tenant improvements and leasing commissions associated with the Arthur Andersen LLP lease termination. This latter item also accounted for the principal variance in depreciation and amortization for the same store portfolio.

General and Administrative. General and administrative expenses decreased $0.1 million primarily due to decreases in salaries and benefits and professional fees which were partially offset by an increase in corporate insurance costs, principally directors' and officers' liability insurance.

Services Company Operations. The decrease of $2.2 million in the Services Company's operating expenses was primarily due to a decrease in the income tax provision by $1.3 million due to the decrease in revenue from 2002. The remaining difference was primarily due to the elimination of the expenses of operating non-core business activities of third party brokerage and tenant construction services which were discontinued in March 2002.

Provision for Asset Impairment. Provision for asset impairment represents impairment losses associated with certain operating and development properties in reducing their net book value to their current estimated value. The increase in the provision for asset impairment is primarily due to a $43.4 million impairment loss related to our 33 West Monroe Street office property, as our anticipated hold period for the property was reduced based upon our decision to pursue a sale or joint venture transaction during 2004. We also recorded an asset impairment of $1.0 million related to costs associated with a development project, which we determined no longer had value as the development is on hold, and a $0.9 million asset impairment related to the sale of a 70%

interest to a new partner in the entity that owns the Bank One Center office building. In 2002, we recorded a $5.7 million asset impairment related to various development projects we abandoned and a $1.7 million asset impairment related to an asset associated with an industrial property as it was determined that the asset no longer had value. In addition, we also transferred our interest in a joint venture to our joint venture partner and recorded an asset impairment of $0.5 million related to our investment in this unconsolidated entity.

Severance Costs. For 2003, we recorded severance costs of $0.7 million resulting from the termination of Mr. Louis G. Conforti as our Chief Financial Officer and, for 2002, we recorded severance costs of $2.5 million resulting from the resignations of Mr. Michael W. Reschke and Mr. Richard S. Curto as well as a reduction of corporate management and support staff.

Other (Expense) Income. The decrease in other (expense) income during 2003 of $3.1 million was primarily due to a $2.6 million loss associated with our equity investment in the Bank One Center joint venture for the period from October 8, 2003 through the end of the year. As distributions to our partner in this joint venture exceeded the joint venture's net income, income equal to the distribution was allocated to our partner and we recorded a loss in the amount of the difference between this allocation and the actual net income of the joint venture. Also contributing to the decrease was a decrease of $0.4 million in interest income earned on restricted cash due to lower interest rates and lower restricted cash balances.

Interest Expense. The increase in interest expense of $16.4 million in the total portfolio is primarily due to an increase of $9.2 million related to interest expense previously capitalized for projects under development, an increase of $11.9 million due to Bank One Center being completed and placed in service and an increase of $1.6 million related to increased average debt outstanding, offset by a decrease of $5.0 million resulting from the refinancing of our IBM Plaza property and a decrease of $1.3 million due to lower rates on our variable rate debt.

The decrease in interest expense of $1.0 million in the same store portfolio resulted primarily from a decrease of $6.0 million due to the refinancing of our IBM Plaza property and a decrease of $1.1 million due to lower rates on our variable rate debt, offset by an increase of $4.7 million related to interest expense previously capitalized for projects under development and an increase of $1.6 million due to exit fees and underwriting expenses relating to the refinancing of the IBM Plaza property and accrual for our 180 North LaSalle Street office property.

Amortization of Deferred Financing Costs. The increase in amortization of deferred financing costs of $3.5 million in the total portfolio is primarily due to an increase of $1.1 million related to the write-off of financing fees associated with the refinancings in March and October 2003 related to financings secured by the Bank One Center office property, offset by a $2.4 million reduction in the amount of amortized financing fees capitalized for projects under development.

Strategic Alternative Costs. These costs consist primarily of professional and investment banking fees. For the year ended December 31, 2003 compared to 2002, we incurred lower expenses in connection with our continuing review of strategic alternatives.

Discontinued Operations. Discontinued operations reflect net income (loss) (including provisions for asset impairment) and gain/(loss) on sales of real estate for operating properties sold. Discontinued operations for 2003 include the results for National City Center, which was sold in June 2003. This includes operating income of $2.6 million and a gain on the sale of this property of $1.2 million. Discontinued operations for 2002 includes the results for National City Center and various other properties sold in 2002. This includes provisions for asset impairment of $56.6 million and a net loss on sales of real estate of $3.2 million, offset by $6.8 million of operating income from the properties and is net of $21.8 million of these amounts attributable to our operating partnership's minority interest holders. See Note 9 – Discontinued Operations to our Consolidated Financial Statements for further discussion of the impairment provisions.

Comparison of the Year ended December 31, 2002 to the Year Ended December 31, 2001

The table below represents selected operating information for the Total Portfolio and for the Same Store Portfolio consisting of 14 Office Properties and 29 Industrial Properties acquired or placed in service on or prior to January 1, 2001.

	Total Portfolio				Same Store Portfolio			
(Dollars in thousands)	**2002**	**2001**	**Increase/ (Decrease)**	**% Change**	**2002**	**2001**	**Increase/ (Decrease)**	**% Change**
Property revenues	$ 157,617	$ 158,645	$ (1,028)	(0.6)%	$ 157,374	$ 158,554	$ (1,180)	(0.7)%
Lease termination fees	2,313	416	1,897	456.0	2,313	392	1,921	490.1
Services Company revenues	7,366	7,219	147	2.0	–	–	–	–
Total revenues	167,296	166,280	1,016	0.6	159,687	158,946	741	0.5
Property operating expenses	79,529	77,281	2,248	2.9	80,200	75,961	4,239	5.6
Depreciation and amortization	29,519	28,806	713	2.5	28,789	28,054	735	2.6
General and administrative	9,794	9,085	709	7.8	–	–	–	–
Services Company operations	4,811	6,898	(2,087)	(30.3)	–	–	–	–
Provision for asset impairment	7,952	20,337	(12,385)	(60.9)	1,749	–	1,749	–
Severance costs	2,525	–	2,525	–	–	–	–	–
Strategic alternative costs	1,561	3,289	(1,728)	(52.5)	–	–	–	–
Loss on tax indemnification	189	1,191	(1,002)	(84.1)	–	–	–	–
Total expenses	135,880	146,887	(11,007)	(7.5)	110,738	104,015	6,723	6.5
Operating income	31,416	19,393	12,023	62.0	48,949	54,931	(5,982)	(10.9)
Other income	2,190	4,587	(2,397)	(52.3)	–	–	–	–
Interest:								
Expense	(36,977)	(38,886)	1,909	(4.9)	(31,617)	(37,301)	5,684	15.2
Amortization of deferred financing costs	(4,064)	(3,638)	(426)	11.7	(2,598)	(1,909)	(689)	(36.1)
(Loss) income from continuing operations before minority interests	(7,435)	(18,544)	11,109	(59.9)	$ 14,734	$ 15,721	$ (987)	(6.3)%
Minority interests	8,895	11,323	(2,428)	(21.4)				
Income (loss) from continuing operations	1,460	(7,221)	8,681	(120.2)				
Discontinued operations, net of minority interests	(31,138)	2,870	(34,008)	(1,184.9)				
Loss before (loss) gain on sales of real estate and cumulative effect of change in accounting principle	(29,678)	(4,351)	(25,327)	582.1				
(Loss) gain on sales of real estate, net of minority interest	(943)	174	(1,117)	(642.0)				
Cumulative effect of change in accounting principles, net of minority interest	–	(321)	321	(100.0)				
Net loss	$ (30,621)	$ (4,498)	$ (26,123)	580.8%				

Property Revenues. The decrease in property revenues was primarily due to the expiration of a lease at a suburban office property in 2001 ($1.5 million), net of re-leasing of a portion of the space in 2002. The expiration of a lease at a Chicago office property also contributed a decrease of $0.9 million, net of additional property revenues generated from the subsequent re-leasing of a portion of the space in 2002. In addition, the expiration of a lease at another Chicago office property resulted in a decrease to property revenues of $0.8 million. These were offset by a $1.6 million increase in property revenues as a result of an increase in straight-line rent in 2002 in conjunction with the bankruptcy of a tenant at an industrial property in 2001. We wrote-off the remaining deferred rent receivable balance (related to straight-line rent), as of the date of the bankruptcy.

Lease Termination Fees. The increase in lease termination fees was primarily due to the 2002 terminations of leases at a Chicago office property and an industrial property, which resulted in $1.3 million and $0.9 million of revenue, respectively.

Services Company Revenues. The increase in Services Company revenues during 2002 was primarily due to our recognition of development fee income of $4.2 million related to the development of a build-to-suit industrial building. This increase was partially offset by decreased leasing and consulting income of $1.4 million and decreased construction and painting revenue of $2.5 million during 2002 due to the Company's discontinuance of providing third party brokerage and tenant construction services in March 2002.

Property Operating Expenses. The increase in property operating expenses in the same store portfolio was primarily due to a $3.8 million increase in real estate taxes principally resulting from the change in the assessed valuation of two Chicago office and two industrial properties. In addition, security coverage increased $0.5 million and property insurance increased by $1.1 million from 2001 due to increased premiums as a result of the events of September 11, 2001. These increases were partially offset by a $1.0 million decrease in utilities expenses primarily as a result of lower occupancy levels and efficiencies achieved from changes in service providers. In addition, property level general and administrative expenses decreased by $0.6 million as a result of reallocations of staff responsibilities in conjunction with staffing reductions.

The increase in property operating expenses in the total portfolio included the previously described changes in the same store portfolio but was offset by a decrease in property operating expenses associated with properties sold prior to January 1, 2002.

Depreciation and Amortization. The increase of $0.7 million in depreciation and amortization during 2002 compared to 2001 was primarily due to additional tenant improvements and lease commissions associated with new leasing at our properties offset by the write-off of undepreciated tenant improvements and unamortized lease commissions in 2001 associated with a bankrupt tenant at an industrial property.

General and Administrative. For 2002 compared to 2001, our general and administrative expenses increased $0.7 million primarily due to an increase in professional fees and corporate insurance costs, principally directors' and officers' liability insurance increases, which were partially offset by a decrease in salaries and benefits.

Services Company Operations. The decrease in the Services Company's operating expenses was primarily due to the elimination of the expenses of operating non-core business activities of third party brokerage and tenant construction services which was partially offset by an increase in expenses related to the development services provided to a third party relating to a build-to-suit industrial building.

Provision for Asset Impairment. Provision for asset impairment represents the write-down of certain operating properties, development properties and investments in unconsolidated entities to their current estimated value. The decrease in the provision for asset impairment is primarily due to recording a $15.1 million impairment in 2001 to reflect the effect of the then impending assignment of our interest in a development to our joint venture partner based upon our decision not to participate in the development. We also recorded $5.7 million and $4.9 million in asset impairments related to various development projects we abandoned in 2002 and 2001, respectively. In 2002, we also recorded a $1.7 million asset impairment related to an asset associated with an industrial property as it was determined that the asset no longer had value, and we transferred our interest in a joint venture to our joint venture partner and recorded an asset impairment of $0.5 million related to our investment in this unconsolidated entity.

Severance Costs. In 2002, we recorded severance costs of $2.5 million resulting from the resignations of Mr. Michael W. Reschke and Mr. Richard S. Curto and the reduction of corporate management and support staff.

Loss on Tax Indemnification. The $1.0 million change is due to a decrease in expense related to tax indemnity payments incurred due to the sale of certain properties covered by tax indemnities with the prior owner. See Note 14 – Commitments and Contingencies to our Consolidated Financial Statements for a further discussion concerning these tax indemnities.

Other Income. The decrease in other income during 2002 of $2.4 million was primarily due to a decrease of $1.9 million in interest income earned on restricted cash due to lower interest rates and lower restricted cash balances. A decrease during 2002 in income earned from an unconsolidated entity of $0.5 million also contributed to the overall decrease in other income.

Interest Expense. The decrease in interest expense of $1.9 million for the total portfolio is primarily due to lower interest rates on our variable rate debt of $4.2 million, a decrease of $3.5 million relating to loan repayments and a decrease of $2.0 million due to the refinancing of several office and industrial properties, offset by an increase of $3.7 million for a reduction in the amount of interest capitalized for projects under development and an increase of $4.1 million related to increased average debt outstanding. The decrease in interest expense of $5.7 million in the same portfolio resulted primarily from a decrease in interest expense of $3.6 million due to lower rates on our variable rate debt, a decrease of $1.9 million due to the refinancing of several office and industrial properties and $0.2 million related to lower average debt outstanding.

Strategic Alternative Costs. These costs consist primarily of professional and investment banking fees. For the 2002 compared to 2001, we incurred fewer expenses in connection with our continuing review of strategic alternatives.

Discontinued Operations. In accordance with SFAS 144, effective for financial statements issued for fiscal years beginning after December 15, 2001, net income and gain/(loss) on sales of real estate for properties sold subsequent to December 31, 2001 are reflected in the consolidated statements of operations as "Discontinued Operations" for both periods presented. The decrease in the results is primarily due to the impairment losses included in discontinued operations in 2002 (net of the minority interest effect), which include $33.6 million related to assets sold during the second quarter when the anticipated hold period was reduced based upon our decision to sell certain non-core suburban office properties, $22.1 million related to the National City Center office property based upon our decision to exit the Cleveland market, which shortened our anticipated hold period for the property and $0.8 million related to an office property sold during the fourth quarter based upon our decision to exit the Tennessee market.

Liquidity and Capital Resources

Recent Developments. In December 2002, our Board approved the engagement of two investment banks as our financial advisors to assist in the evaluation of strategic alternatives, including, but not limited to, a sale, merger or other business combination involving the Company, or a sale of some or all of our assets. On February 13, 2004, we entered into an engagement letter with one of these advisors, Wachovia Securities, extending their engagement through December 24, 2004. The engagement of our other financial advisor expired in December 2003.

Our continuing goal is to achieve a desirable result for our shareholders which may include a strategic transaction(s) and/or the continued implementation of our primary business strategy (See "Business – Business Strategy"). There can be no assurances that any transaction or transactions will occur. We anticipate utilizing net proceeds from any transaction other than a sale of the Company (whether by merger or otherwise) to repay debt, provide working capital to fund capital expenditures, including tenant improvements and leasing commissions, and/or distribute them to our shareholders and the common unit holders of our Operating Partnership. We may also utilize a portion of any proceeds for general and corporate operating needs and to consummate tax-deferred exchanges to minimize any tax exposure under existing tax indemnification agreements.

Liquidity. We require cash to pay our operating expenses, make capital expenditures, fund tenant improvements and leasing costs, pay distributions, and service our debt and other long-term liabilities. Net cash provided from operations represents our primary source of liquidity to fund these expenditures. In assessing our liquidity, key components include our net income adjusted for non-cash and non-operating items, and current assets and liabilities, in particular accounts receivable, accounts payable, and accrued expenses. For the longer term, our debt and long-term liabilities are also considered key to assessing our liquidity.

In order to qualify as a REIT for federal income tax purposes, we must distribute 90% of our taxable income (excluding capital gains) annually. As previously disclosed, due to a number of factors, including our capital requirements in our current operating environment, our Board decided to suspend the declaration and payment of distributions on our common shares and Series B Shares. In March 2004, our Board declared one quarterly distribution of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2004, payable on April 30, 2004. Under our Charter, this distribution is deemed to be a quarterly distribution which relates to the fourth quarter 2002 distribution period, the earliest accrued but unpaid quarterly distribution on our Series B Shares. There can be no assurances as to the timing and amounts of any future distributions on our Series B Shares and the payment of the fourth quarter 2002 preferred distribution at this time should not be construed to convey any degree of certainty with respect to future preferred distribution payments. Our management and Board review our cash position and requirements for cash reserves each quarter prior to making any decision with respect to paying distributions. We currently do not anticipate declaring or paying distributions on our common shares/units for 2004. Distributions on our common shares may not be made until all accrued distributions on our Series B Shares are declared and paid or set apart for payment. Future distributions will depend on the actual cash available for distribution, our financial condition, capital requirements, the completion of any capital transactions, including refinancings and asset sales, the annual distribution requirements under the REIT provisions of the Code, and such other factors as our Board deems relevant. Based upon our current tax projections, we do not anticipate an obligation to make distributions related to 2004 to comply with the annual REIT distribution requirements.

We can give no assurances that if any capital transactions are completed on terms favorable to us or otherwise pursuant to our pursuit of strategic alternatives, distributions on our common shares and common units will be resumed either during 2004 or thereafter, or that we will be able to pay future distributions on our Series B Shares. After (i) payment of the fourth quarter 2002 Series B Shares' distribution referred to above and (ii) the accrual of the first quarter 2004 Series B Shares' distribution, we will be in arrears for five quarters of Series B Share distributions for a total of $11.3 million.

Our anticipated cash flows from operations are not expected to be sufficient to fund our anticipated short and long-term capital needs. This is principally a result of the current operating results of certain of our properties, including our office property located at 33 West Monroe Street. This property's principal tenant was Arthur Andersen LLP which terminated its lease with us in February 2003. As a result of this termination, the operating income from this property is not sufficient to fund the property's operating costs and debt service. In addition, we anticipate substantial costs would need to be incurred to release the vacant space at this property in excess of an existing escrow established at the time of the lease termination for this purpose. We have funded $8.1 million of the 2003 operating deficits at this property from an escrow established at the time of receipt of Arthur Andersen LLP's lease termination payment. We are currently pursuing various capital transactions concerning this property including a sale or joint venture. We can provide no assurance that we will be able to complete a capital transaction with respect to this property, or if one is completed, if it will be on terms which are favorable to us.

During 2004, we anticipate the need to fund significant capital expenditures to retenant space that has been vacated or is anticipated to be vacated during the year. In addition, we continue to incur and pay certain costs and expenses related to Bank One Center consisting principally of the funding of a sublease obligation in connection with the lease of an anchor tenant. We recorded a liability related to this obligation which had a balance of $8.7 million at December 31, 2003, net of estimated future subleasing. We anticipate these will be funded out of an existing escrow, which contained $12.7 million at December 31, 2003, for this purpose.

The financial covenants contained in many of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels, limits as to recourse indebtedness and numerous other financial covenants. In some past quarters, we have failed to meet certain of these covenants and after negotiations with our lenders (and in certain instances, after agreeing to post additional cash collateral, provide other security and/or otherwise modify the terms of the relevant loans) we have obtained the necessary loan modifications and/or waivers. We did not comply with certain of these ratios with respect to two of our mezzanine loans and the letter of credit facility supporting our industrial revenues bonds for the quarter ended December 31, 2003 and do not expect to comply for the quarter ended March 31, 2004. We have obtained waivers and modifications of these requirements for these periods. Compliance with these covenants for the remainder of 2004 is highly dependent on our financial results (including but not limited to a failure of one or more of our significant tenants to pay rent when due) and could be impacted by future capital events such as asset sales, debt refinancings and new debt or equity transactions. There can be no assurances that our financial results will be sufficient to enable us to meet these covenants in the future and, if we do not meet a covenant, whether appropriate loan modifications or waivers can be obtained.

At December 31, 2003, we had $89.3 million of outstanding debt maturing in 2004, including $60.0 million maturing in January 2004 secured by our 180 North LaSalle Street property, $5.6 million maturing in May 2004 secured by our 1455 Sequoia Drive property and $23.7 million maturing in November 2004 secured by our 33 West Monroe Street, 208 South LaSalle Street and Jorie Plaza properties. We refinanced the $60.0 million loan in January 2004, and are in discussions with the other two existing lenders with respect to extensions or refinancing of the remaining maturing indebtedness. If the necessary extensions or refinancings are not consummated with existing lenders, we may have discussions with other lending sources. If this indebtedness is not extended, or repaid, the lenders' default remedies may hinder our ability to meet financial loan covenants and could result in cross-defaults under certain of our other loans. There can be no assurances as to our ability to obtain funds necessary for the refinancing of these maturing debts.

Given our current level of debt, limited availability of unencumbered collateral and our current financing arrangements, we may not be able to obtain additional debt financing at interest rates that are below the rates of return on our properties. In addition, any equity capital we might raise may be dilutive to our common shareholders.

The following tables disclose our contractual obligations and commercial commitments as of December 31, 2003:

Contractual Obligations (A)	Total	Payments Due by Period (dollars in thousands) Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Mortgages and notes payable (B)	$ 547,920	$ 94,037	$ 266,714	$ 49,186	$ 137,983
Bonds payable (C)	24,900	–	–	24,900	–
Capital lease obligations	294	294	–	–	–
Operating lease obligations	10,643	2,604	3,902	2,350	1,787
Tenant improvement allowances (D)	10,973	10,973	–	–	–
Liabilities for leases assumed and lease reimbursement obligations (E)	87,226	12,946	22,732	18,096	33,452
Loan exit fees	1,069	1,069	–	–	–
Total contractual cash obligations	$ 683,025	$ 121,923	$ 293,348	$ 94,532	$ 173,222

(A) We anticipate funding these obligations from operations, escrowed funds and the proceeds of equity, debt or asset sale(s) transaction(s) as discussed in "Liquidity and Capital Resources".

(B) See Note 4 – Mortgage and Notes Payable, Bonds Payable and Construction Financing to our Consolidated Financial Statements for further detail on interest rates and other terms.

(C) The scheduled maturity date for our tax-exempt bonds is 2022. The earlier payment due shown here reflects the 2007 scheduled expiration of letters of credit which credit enhance the bonds which, if not extended or replaced, would accelerate the maturity of the bonds.

(D) We have escrows of $4.4 million that may be utilized to fund these obligations.

(E) These obligations would be offset by any receipts from subleasing of the related space. We currently have executed subleases that we estimate will provide subleasing receipts of $67.7 million consisting of base rent and the pro-rata share of operating expenses and real estate taxes. In addition, we have escrowed reserves totaling $12.7 million to fund a portion of this contractual amount.

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period (dollars in thousands) Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Standby letters of credit	$ 28,741	$ 3,500	$ –	$ 25,241	$ –
Guarantees (A)	5,406	600	1,200	1,200	2,406
Unconsolidated joint ventures (B)	160,035	2,785	7,366	12,363	137,521
Tax indemnifications (C)	70,462	(C)	(C)	(C)	–
Series B preferred shares (D)	(D)	20,250	18,000	18,000	(D)
Total commercial commitments	$264,644	$ 27,135	$ 26,566	$ 56,804	$139,927

(A) Included is a guarantee for $5.4 million as of December 31, 2003 to ensure certain tenant improvement and leasing commission payments are made with respect to the joint venture that owns the office building located at 77 West Wacker Drive.

(B) We have a 50% common interest in an unconsolidated real estate joint venture that owns an office building located at 77 West Wacker Drive. The amount shown includes 50% of the balance of the $166.0 million mortgage note payable secured by the property. On November 10, 1999, the joint venture entered into an interest rate collar agreement for the period from October 1, 2002 through September 30, 2004 with a financial institution for an original notional amount of $157.5 million. The interest rate ceiling under the agreement is based on a LIBOR index rate of 7.75% and the interest floor is based on a LIBOR index rate of 6.10%. The joint venture would need to make cash escrow deposits to the extent that the liability that results from changes in the instrument's market value exceeds $20.0 million. Our joint venture partner is the guarantor to the counterparty related to this collar agreement. If our joint venture partner, as guarantor, were required to pay the counterparty under the terms of the interest rate collar agreement, we have agreed to reimburse our joint venture partner our fifty percent share of any amount paid.

We also have a 30.0% subordinated interest in a real estate joint venture, which we account for using the equity method, which owns the Bank One Center office property. While we are not a guarantor or responsible party, the joint venture has a $247.5 million mortgage loan secured by the property. The amount shown includes 30% of the balance of the mortgage loan.

In addition, we have a 23.1% interest in a real estate venture, which we account for using the equity method, which owns an office property in Phoenix, Arizona. While we are not a guarantor or responsible party, the venture has a $22.0 million loan secured by the property. We have not included any amounts related to this loan in this table.

(C) We estimate our maximum possible exposure on tax indemnifications to be $70.5 million is all remaining indemnity properties had been sold as of December 31, 2003. The amount of certain indemnities decreases by 10% each calendar year with the first decrease beginning in the calendar year following the period ending December 31, 1998. See "Tax Indemnity Agreements" and "Certain Relationships and Related Transactions – Tax Indemnification Agreements" for further discussion of these indemnities.

(D) Dividends are cumulative and payable at a 9.0% annual rate each quarter that the Series B Shares remain outstanding. The Series B Shares rank senior to the common shares as to the payment of dividends. The Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid distributions. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.

Tenant Concentration. The following represents our five largest tenants in 2003 based on gross revenue (excluding termination fee income and discontinued operations) recognized during 2003 (in thousands of dollars):

Tenant	Gross Tenant Revenue	% Of Total Company Revenue
Jenner & Block	$ 13,381	6.8%
IBM Corporation	8,663	4.4
ST Holdings, Inc..	6,367	3.2
Accenture	5,582	2.8
ABN AMRO	5,512	2.8
	$ 39,505	20.0%

If one or more of the tenants listed above were to experience financial difficulties and cease paying rent, our cash flow and earnings would likely be negatively impacted in the near term. The extent and length of this would be impacted by several factors, including:

- the nature of the financial difficulties;
- our ability to obtain control of the space for releasing;
- market conditions;
- the length of time it would require for us to release the tenant's space; and
- whether the tenant's rent was above or below market.

Property Sales. On June 18, 2003, we sold our National City Center property, a 767,181 square foot office building in Cleveland, Ohio, to an affiliate of National City Corporation. The gross contract price for the sale, including a lease termination fee from an affiliate of the purchaser, was $80.0 million.

We received net proceeds of $15.7 million, which includes the return of real estate tax and capital escrows of $2.5 million, and is net of transaction costs, adjustments for prorations, repayment of the property's first mortgage debt of $63.7 million and payment of a loan exit fee of $1.0 million. We used $8.1 million of the net proceeds to pay down a portion of our mezzanine debt with Fleet National Bank which is secured by the property. We used the remaining $7.6 million, plus $0.2 million of additional funds, to pay down one of the SCPG loans (including accrued interest of $1.7 million and an extension fee of $0.2 million) and extended the maturity dates of both the SCPG loans until January 12, 2004.

On October 8, 2003, we closed on a transaction admitting a new 70% joint venture partner to our former subsidiary that owns the Bank One Center office building. At the closing, our partner made a cash contribution to the joint venture of $106.4 million (which includes $1.4 million retained by the joint venture as working capital) in exchange for 70% of the membership interests in the joint venture. Under the terms of the contribution agreement, an additional capital contribution in the amount of $9.8 million is to be made by our partner and distributed to us when the joint venture leases an additional 40,000 square feet of space in the property. Upon closing, the joint venture, in turn, distributed $105.0 million to us.

After closing prorations and funding certain required closing escrows and costs, we received approximately $323.0 million in net proceeds from the transaction, of which $293.2 million was used to retire outstanding construction and mezzanine indebtedness secured by the property of $169.8 million and $80.7 million, respectively, and $42.7 million of which we used to repay in full our outstanding indebtedness to SCPG, including accrued interest, and the remainder of which we have retained for working capital.

Preferred Shares. Our Board suspended the payment of dividends is 2002 in anticipation of the Company's need for liquidity for dealing with its maturing indebtedness, its capital needs for property level expenditures in retenanting its vacant office and industrial space and capital needs for the completion of the Bank One Center development project. In March 2004, our Board declared one quarterly distribution of $0.5625 per share on our Series B Shares for shareholders of record on March 31, 2004, payable on April 30, 2004. Under our Charter, this distribution is deemed to be a quarterly distribution which relates to the fourth quarter 2002 distribution period, the earliest accrued but unpaid quarterly distribution on our Series B Shares. There can be no assurances as to the timing and amounts of any future distributions on our Series B Shares and the payment of the fourth quarter 2002 preferred distribution at this time should not be construed to convey any degree of certainty with respect to future preferred distribution payments. After (i) payment of the fourth quarter 2002 Series B distribution referred to above and (ii) the accrual of the first quarter 2004 Series B Shares' distribution, we will be in arrears for five quarters on the

Series B Shares. The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly distributions on the Series B Shares are outstanding. The term of any Trustees elected by the Series B Shareholders will expire whenever the total dividend arrearage on the Series B Shares has been paid and current dividends declared and set apart for payment.

Under the terms of a $11.8 million mezzanine note payable collateralized by our 33 West Monroe Street property and a $11.9 million mezzanine note payable collateralized by three of our other properties we are required to limit the amount of distributions that can be paid on our preferred and common shares and units to a maximum of 90% of funds from operations (as defined in the relevant loan documents) for each calendar year. For purposes of this limitation distributions on Series B Shares are assumed to have occurred whether or not they are actually paid. In March 2004, this provision was modified such that provisions for asset impairment and writeoffs of deferred financing fees (other than due to regular amortization) are excluded from the computation of funds from operations beginning with the quarter ended December 31, 2003.

Tax Indemnity Agreements. In connection with the contribution of certain properties during our initial public offering, we entered into tax indemnification agreements with certain principals affiliated with Mr. Edward S. Hadesman, a former executive officer, and certain principals affiliated with Mr. Stephen J. Nardi, the Chairman of our Board. The terms of these agreements are discussed in Note 14 – Commitments and Contingencies to our Consolidated Financial Statements.

In addition, on December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois. As part of this transaction, we agreed to indemnify the two limited partners of the limited partnership which owns the property for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note.

As discussed above, sales of properties which result in taxable income to parties covered by tax indemnification agreements would create an indemnity obligation on our part to the indemnified party. In order to mitigate this obligation, we may enter into tax deferred exchange transactions, which would defer the tax sale and related indemnity obligation. Proceeds available to us from sales of properties covered by tax indemnification agreements would be reduced by the amount necessary to fund any indemnity payment or to purchase properties to satisfy tax deferred exchange transactions.

Indebtedness. Our aggregate indebtedness was $572.8 million at December 31, 2003. This indebtedness had a weighted average maturity of 3.7 years and bore interest at a weighted average interest rate of 5.71% per annum. At December 31, 2003, $200.0 million, or 34.9%, bore interest at a fixed rate, and $372.8 million, or 65.1% of this indebtedness, including $24.9 million of tax-exempt bonds, bore interest at variable rates. Of the $372.8 million of variable rate debt, $338.3 million was subject to various interest rate protection agreements.

Interest Rate Protection Agreements. We have entered into the following interest rate cap agreements:

Loan Associated with	Notional Amount as of December 31, 2003	Capped LIBOR Rate	Effective Date	Expiration Date
180 North LaSalle Street, REMIC Certificate A (1)	$ 60,000,000	7.25%	3/01/01	1/15/04
33 West Monroe Street First Mortgage Loan (2)	67,000,000	6.50	1/31/03	10/31/04
Jorie Plaza & 208 South LaSalle Street Mezzanine Loan (3)	11,900,000	7.50	7/01/03	11/15/04
33 West Monroe Street Mezzanine Loan	11,900,000	4.50	11/15/03	11/15/04
None (4)	230,000,000	7.40	1/22/02	1/05/04
IBM Office Plaza First Mortgage/Mezzanine Loans	195,000,000	6.60	2/21/03	3/15/06

(1) This expired on January 15, 2004, concurrent with the refinancing of the underlying loan.
(2) The original notional amount of this interest rate cap was $67.0 million. On May 27, 2003, $7.0 million of the loan hedged by this derivative was repaid and a notional amount of $7.0 million of the interest rate cap was de-designated as a cash flow hedge and will be marked-to-market through earnings each period. The impact of the change in value for 2003 was nominal.
(3) In June 2003, this agreement was extended to January 15, 2004 and the notional amount was reduced to $11.9 million as $8.1 million of the underlying loan hedged by this derivative instrument and secured by the National City Center property was repaid upon sale of the property.
(4) The interest rate cap agreement related to the Bank One Center office property expired on January 5, 2004. As previously discussed, the underlying loan was refinanced concurrent with the October 8, 2003 admittance of our joint venture partner to the entity which owns this property. See Note 4 – Mortgages and Notes Payable, Bonds Payable and Construction Financing to our Consolidated Financial Statements for further explanation.

No amounts were received under the terms of any of the interest rate protection agreements in 2003.

Debt Repayments. Scheduled principal payments were made totaling $37.7 million and the total loans repaid for the year ended December 31, 2003 were $586.4 million resulting in total debt repaid for the year of $625.0 million including a total of $177.1 million that was refinanced. See Note 4 – Mortgages and Notes Payable, Bonds Payable and Construction Financing to our Consolidated Financial Statements for further explanation.

Capital Improvements. In order to secure new and renewal leases, our properties require an infusion of capital for tenant improvements and leasing commissions. For the years ended December 31, 2003, 2002 and 2001, our tenant improvements and leasing commissions averaged $37.75, $26.94 and $31.16, respectively, per square foot of newly-leased office space totaling 427,756, 70,969 and 338,013 square feet, respectively, $16.85, $13.18 and $9.09, respectively, per square foot of office leases renewed by existing tenants totaling 303,965, 277,248 and 309,685 square feet, respectively, and $1.78, $0.00 and $3.83, respectively, per square foot of newly-leased industrial space totaling 215,267, 154,275 and 160,085 square feet, respectively. Our total cost of general capital improvements to our properties historically averages $5.0 million annually based upon an estimate of $0.42 per square foot. For 2003, we incurred $5.0 million of capital improvement expenditures, and we expect to incur a similar amount for 2004.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2003, we are not involved in any unconsolidated SPE transactions.

Historical Cash Flows

	Year ended December 31			
	2003	2002	Increase/ (Decrease)	% Change
	(dollars in thousands)			
Operating Activities				
Net loss	$ (36,217)	$ (30,621)	$ (5,596)	(18.3)
Amortization of discount on notes payable	343	290	53	18.3
Amortization of costs for leases assumed	2,968	836	2,132	255.0
Net equity in loss (income) of unconsolidated investments	2,249	(810)	3,059	(377.7)
Depreciation and amortization	41,453	39,295	2,158	5.5
Provision for asset impairment	45,353	64,525	(19,172)	(29.7)
(Gain) loss on sales of real estate	(496)	4,814	(5,310)	(110.3)
Minority interests	(23)	(31,373)	31,350	99.9
Changes in operating assets and liabilities	(26,344)	(4,636)	(21,708)	468.2
Net cash provided by operating activities	$ 29,286	$ 42,320	$ (13,034)	(30.8)
Investing Activities				
Expenditures for real estate and equipment	$ (76,883)	$ (124,054)	$ 47,171	38.0
Proceeds from sales of real estate	430,254	26,596	403,658	1,517.7
Leasing costs	(20,201)	(13,770)	(6,431)	(46.7)
(Increase) decrease in restricted cash escrows	(13,483)	13,187	(26,670)	202.2
Proceeds from joint ventures	–	22,969	(22,969)	100.0
Net distributions from (contributions to) unconsolidated entities	4,634	(879)	5,513	(627.2)
Net cash provided by (used in) investing activities	$ 324,321	$ (75,951)	$ 400,272	527.0
Financing Activities				
Financing costs	$ (4,838)	$ (2,950)	$ (1,888)	(64.0)
Proceeds from mortgages and notes payable	195,000	20,448	174,552	853.6
Repayment of mortgages and notes payable	(318,763)	(35,310)	(283,453)	(802.8)
Repayment of bonds payable	–	(27,150)	27,150	(100.0)
Proceeds from construction financing	97,155	102,561	(5,406)	(5.3)
Repayment of construction financing	(305,353)	–	(305,353)	–
Series A preferred share repurchases	–	(5,000)	5,000	(100.0)
Dividends paid to Series B preferred shareholders	–	(9,000)	9,000	(100.0)
Dividends paid to Series A preferred shareholder	–	(750)	750	(100.0)
Net cash (used in) provided by financing activities	$ (336,799)	$ 42,849	$ (379,648)	(886.0)

Operating Activities. Operating activities provided $29.3 million of cash flow in 2003 as compared to $42.3 million in 2002, a decrease of $13.0 million. This decrease was primarily due to:

- the payment of accrued interest in 2003 of $20.0 million principally associated with the sale and/or refinancing of several of our assets;
- a $15.2 million loss of income in 2003 related to the sale of our National City Center office property in June 2003 and the sale of various other properties in 2002 (See Note 15 – Property Acquisitions, Placed in Service and Dispositions to our Consolidated Financial Statements for a listing of the properties we sold in 2002); and
- a $12.0 million loss of income in 2003 as compared to 2002 resulting from the termination of Arthur Andersen's lease at our 33 West Monroe Street office property; offset by
- a $33.5 million lease termination fee received in 2003 from Arthur Andersen LLP.

Investing Activities. During 2003, investing activities provided $324.3 million of cash, as compared to utilizing $76.0 million in 2002. The 2003 investing activities were primarily comprised of:

- $323.0 million of proceeds from the admittance of our Bank One Center joint venture partner in October 2003;
- $79.2 million of proceeds from the sale of our National City Center office property in June 2003; and
- a $4.4 million distribution from the 77 West Wacker Drive joint venture; offset by
- $76.9 million of expenditures for real estate and equipment primarily related to construction costs for our Bank One Center office property;
- $20.2 million of leasing costs principally related to the payment of liabilities for leases assumed associated with the Citadel Reimbursement Obligation of $7.7 million and leasing commissions associated with leasing activity at our properties; and
- a net increase in our deposits to restricted cash escrow accounts principally consisting of a $33.5 million deposit required by our lender in connection with the February 2003 Arthur Andersen LLP lease termination, net of a partial release of these funds during 2003 for a $7.0 million debt reduction payment and $8.1 million to fund operating deficits at our 33 West Monroe Street property, and the release of $5.0 million of previously restricted escrows on sold properties.

The 2002 investing activities were primarily comprised of:

- $124.1 million of expenditures for real estate and equipment primarily related to construction costs for our Bank One Center office property and
- $13.8 million of leasing costs paid primarily related to our Bank One Center office property, offset by
- a $22.9 million payment received from our joint venture partner for the assignment of our interest in a joint venture relating to a parcel of developable land located in Chicago, Illinois;
- $16.1 million of proceeds from the sale of suburban office properties in June 2002;
- $9.9 million of proceeds from the sale of two land parcels in February 2002; and
- a $13.2 million decrease in restricted cash escrows primarily related to the use of escrows in our purchase of a portion of industrial bonds for $23.3 million and the retirement of $3.9 million in bonds as a result of the sale of our Tennessee property, net of an additional $7.7 million funding into an escrow associated with the construction of the Bank One Center office property and a $6.2 million increase to the escrows related to the Citadel Reimbursement Obligation.

Financing Activities. During 2003, financing activities utilized $336.8 million of cash, as compared to proceeds in 2002 of $42.8 million. The 2003 financing activities were primarily comprised of:

- a repayment of mortgage and notes payable of $318.8 million consisting of:
  - $72.9 million of first mortgage and mezzanine financing secured by National City Center with the proceeds from the sale of the property;
  - $177.1 million of first mortgage and mezzanine financing secured by our IBM Plaza property with $195.0 million of new financing; and
  - $64.3 million of payments reduced the principal balance of several loans (See Note 4 – Mortgages and Notes Payable, Bonds Payable and Construction Financing to our Consolidated Financial Statements for a further discussion of these transactions);
  - $4.5 million of principal amortization payments and
- a repayment of construction financing of $305.4 million (which includes 2003 construction draws of $22.2 million) consisting primarily of:
  - a $61.7 million mezzanine loan (which includes $0.9 million of additional interest added to the loan), plus accrued interest, with the proceeds of a new $75.0 million mezzanine loan; and
  - $169.5 million of construction financing secured by Bank One Center and the $75.0 million of mezzanine financing discussed above and refinancing proceeds from our sale of an interest in Bank One Center.

No distributions were paid on the Series B shares or common shares in 2003.

The 2002 financing activities were primarily comprised of:

- an additional $102.6 million of construction financing associated with the development of Bank One Center and
- new indebtedness of $20.0 million from SCPG, offset by
- a repayment of two notes payable in the amount of $24.5 million;
- $10.5 million of principal amortization payments;
- a purchase of $27.2 million of industrial development revenue bonds utilizing the escrows previously securing letters of credit related to the bonds;
- a payment of $0.8 million of dividends to the Series A Preferred shareholders and the subsequent $5.0 million repurchase by our Operating Partnership of our Series A Preferred shares; and
- a payment of $9.0 million of dividends to the Series B Preferred shareholders, which were subsequently suspended beginning in the fourth quarter of 2002.

Historical Cash Flows (continued)

	Year ended December 31			
	2002	2001	Increase/ (Decrease)	% Change
	(dollars in thousands)			
Operating Activities				
Net loss	$ (30,621)	$ (4,498)	$ (26,123)	(580.8)%
Amortization of discount on notes payable	290	–	290	100.0
Amortization of costs for leases assumed	836	767	69	9.0
Net equity in income of unconsolidated investments	(810)	(1,770)	960	54.2
Depreciation and amortization	39,295	42,047	(2,752)	(6.5)
Unrealized loss on derivatives	–	230	(230)	(100.0)
Provision for asset impairment	64,525	21,837	42,688	195.5
Loss (gain) on sales of real estate	4,814	(292)	5,106	1,748.6
Minority interests	(31,373)	(9,461)	(21,912)	(231.6)
Cumulative effect of change in accounting principle	–	539	(539)	(100.0)
Changes in operating assets and liabilities	(4,636)	3,411	(8,047)	(235.9)
Net cash provided by operating activities	$ 42,320	$ 52,810	$ (10,490)	(19.9)%
Investing Activities				
Expenditures for real estate and equipment	$ (124,054)	$ (146,423)	$ 22,369	15.3%
Proceeds from sales of real estate	26,596	25,413	1,183	4.7
Leasing costs	(13,770)	(9,239)	(4,531)	(49.0)
Decrease (increase) in restricted cash escrows	13,187	(14,496)	27,683	191.0
Proceeds from joint ventures	22,969	–	22,969	100.0
Net (contributions to) distributions from unconsolidated entities	(879)	1	(880)	(100.0)
Net cash used in investing activities	$ (75,951)	$ (144,744)	$ 68,793	47.5%
Financing Activities				
Financing costs	$ (2,950)	$ (4,714)	$ 1,764	37.4%
Proceeds from mortgages and notes payable	20,448	136,237	(115,789)	(85.0)
Repayment of mortgages and notes payable	(35,310)	(115,909)	80,599	69.5
Repayment of bonds payable	(27,150)	–	(27,150)	(100.0)
Proceeds from construction financing	102,561	105,637	(3,076)	(2.9)
Series A preferred share and common share repurchases and proceeds from exercise of stock options	(5,000)	(456)	(4,544)	(996.5)
Distributions to minority interest – operating partnership	–	(14,485)	14,485	100.0
Dividends paid to Series B preferred shareholders	(9,000)	(9,000)	–	–
Dividends paid to Series A preferred shareholder	(750)	(3,000)	2,250	75.0
Dividends paid to common shareholders	–	(21,062)	21,062	100.0
Net cash provided by financing activities	$ 42,849	$ 73,248	$ (30,399)	(41.5)%

Operating Activities. The net decrease in operating assets and liabilities is primarily due to a decrease of $9.2 million in accounts payable, offset by an increase in accrued interest payable primarily due to new indebtedness with SCPG in the amount of $2.6 million.

In 2002, we recorded severance costs of $2.5 million resulting from the resignations of Mr. Michael W. Reschke and Mr. Richard S. Curto and the reduction of corporate management and support staff. For 2002 as compared to 2001, we incurred fewer expenses in connection with our continuing review of strategic alternatives.

Investing Activities. During 2001 we executed 1,252,971 square feet of leases compared to 658,886 square feet in 2002. The decrease in leasing activity was a result of general economic conditions and the sale of certain suburban office properties. This resulted in a decline in expenditures for tenant and building improvements of $11.5 million in 2002 as compared to 2001. Expenditures for projects under development also decreased $8.5 million relating primarily to our Aurora Land development (decrease of $1.5 million) and our Bank One Center development due to its substantial completion as of November 1, 2002 (decrease of $6.1 million).

Leasing costs increased by $1.3 million due to leases with two major tenants at our Continental Towers property and $3.2 million of leasing costs for Bank One Center.

The increase in proceeds from joint ventures is due to the assignment of our interest in a joint venture relating to certain property located at the northeast corner of Wacker Drive and Monroe Street in Chicago, Illinois, to our joint venture partner for $22.9 million.

Financing Activities. Proceeds from mortgages and notes payable decreased in 2002 primarily due to reduced refinancing activity. During 2002, we also incurred new indebtedness of $20.0 million from SCPG, retired two notes payable in the amount of $24.5 million and made principal payments in the amount of $10.5 million.

Proceeds from construction financing decreased $3.0 million due to substantial completion of Bank One Center as of November 1, 2002.

The utilized restricted escrows in 2002 as the principal source of funding for our purchase of industrial revenue bonds for $23.3 million. Additionally, we retired $3.9 million in bonds as a result of the sale of our Tennessee property.

The decrease in distributions to minority interest—operating partnership of $14.5 million and dividends paid to common shareholders of $21.0 million was due to the suspension of quarterly dividends/distributions on our common shares and units.

Funds from Operations

Industry analysts generally consider Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), an alternative measure of performance of an equity REIT. Funds from Operations is defined by NAREIT as net income (loss) determined in accordance with GAAP, excluding gains (or losses) from sales of depreciable operating property, plus depreciation and amortization (other than amortization of deferred financing costs and depreciation of non-real estate assets) and after adjustment for unconsolidated partnerships and joint ventures and discontinued operations (primarily for adding back the effect of gains (losses) on sale of depreciable operating property and depreciation and amortization expense). Non-recurring items, other than those considered "extraordinary" under GAAP, are not adjustments to funds from operations. We believe that in order to facilitate a clear understanding of our combined historical operating results, Funds from Operations should be examined in conjunction with net income (loss) as presented in the financial statements included elsewhere in this Form 10-K.

	Year ended December 31, 2003				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(dollars in thousands)				
Net (loss) income (1)	$ (36,217)	$ (47,331)	$ (3,876)	$ 119	$ 14,871
Adjustments to reconcile Funds from Operations:					
Real estate depreciation and amortization (2)	35,508	7,407	9,365	9,615	9,121
Amortization of costs for leases assumed (3)	1,912	169	675	748	320
Share of joint venture real estate depreciation and amortization	7,324	4,726	873	871	854
Adjustment for discontinued operations:					
Real estate depreciation and amortization (4)	555	—	—	—	555
(Gain) loss on sale (included in discontinued operations) (5)	(1,226)	(6)	—	(1,220)	—
Minority interests	1,113	10	2	627	474
Minority interests	(1,054)	(6,370)	(804)	(2,238)	8,358
Funds from operations (1)	7,915	(41,395)	6,235	8,522	34,553
Income allocated to preferred shareholders	(9,000)	(2,250)	(2,250)	(2,250)	(2,250)
Funds from Operations available to common share/unit holders	$ (1,085)	$ (43,645)	$ 3,985	$ 6,272	$ 32,303
FFO available to common share/unit holders per share/unit of beneficial interest:					
Basic and Diluted	$ (0.04)	$ (1.63)	$ 0.15	$ 0.23	$ 1.21
Weighted average shares/units of beneficial interest:					
Common shares	20,105	23,665	23,665	17,378	15,713
Nonvested employee stock grants	6	6	6	6	6
Operating Partnership units	6,636	3,076	3,076	9,363	11,028
Basic	26,747	26,747	26,747	26,747	26,747
Common shares	20,105	23,665	23,665	17,378	15,713
Nonvested employee stock grants	6	6	6	6	6
Employee stock options	19	20	17	–	–
Operating Partnership units	6,636	3,076	3,076	9,363	11,028
Diluted	26,766	26,767	26,764	26,747	26,747
Other data:					
Net cash provided by (used in) operating activities	29,286	(10,700)	883	18,425	20,678
Net cash provided by (used in) investing activities	324,321	320,243	(3,908)	61,115	(53,129)
Net cash (used in) provided by financing activities	(336,799)	(286,429)	3,833	(77,970)	23,767

	Year ended December 31, 2002				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(dollars in thousands)				
Net (loss) income (1)	$ (30,621)	$ (13,303)	$ 1,672	$ (883)	$ (18,107)
Adjustments to reconcile Funds from Operations:					
Real estate depreciation and amortization (2)	29,124	8,242	7,385	7,407	6,090
Amortization of costs for leases assumed (3)	836	266	250	157	163
Share of joint venture real estate depreciation and amortization	3,386	853	846	844	843
Loss on sale of operating property, net of minority interests	773	(38)	—	684	127
Adjustment for discontinued operations:					
Real estate depreciation and amortization (4)	5,360	729	746	1,464	2,421
(Gain) loss on sale (included in discontinued operations) (5)	3,211	(498)	(103)	3,812	—
Minority interests	(21,818)	(8,474)	322	(784)	(12,882)
Minority interests	(8,895)	(2,467)	(967)	(1,876)	(3,585)
Funds from operations (1)	(18,644)	(14,690)	10,151	10,825	(24,930)
Income allocated to preferred shareholders	(11,280)	(2,250)	(2,450)	(3,380)	(3,200)
Funds from Operations available to common share/unit holders	$ (29,924)	$ (16,940)	$ 7,701	$ 7,445	$ (28,130)
FFO available to common share/unit holders per share/unit of beneficial interest:					
Basic and Diluted	$ (1.12)	$ (0.63)	$ 0.29	$ 0.28	$ (1.06)
Weighted average shares/units of beneficial interest:					
Common shares	15,673	15,675	15,675	15,674	15,669
Nonvested employee stock grants	21	15	16	18	34
Operating Partnership units	10,996	11,057	11,058	11,057	10,809
Basic	26,690	26,747	26,749	26,749	26,512
Common shares	15,673	15,675	15,675	15,674	15,669
Nonvested employee stock grants	21	15	16	18	34
Employee stock options	—	—	—	—	—
Operating Partnership units	10,996	11,057	11,058	11,057	10,809
Diluted	26,690	26,747	26,749	26,749	26,512
Other data:					
Net cash provided by operating activities	42,320	3,135	16,456	17,543	5,186
Net cash (used in) provided by investing activities	(75,951)	(20,988)	(36,089)	(30,861)	11,987
Net cash provided by (used in) financing activities	42,849	14,950	24,257	18,680	(15,038)

	Year ended December 31, 2001				
	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(dollars in thousands)				
Net income allocated to common shareholders	$ (4,498)	$ (8,690)	$ (1,572)	$ 3,205	$ 2,559
Adjustments to reconcile Funds from Operations:					
Real estate depreciation and amortization (2)	28,278	7,295	6,920	7,394	6,669
Amortization of costs for leases assumed (3)	767	182	193	196	196
Share of joint venture real estate depreciation and amortization	3,351	842	838	836	835
Loss on sale of operating property, net of minority interests	67	—	1,452	(1,133)	(252)
Adjustment for discontinued operations:					
Real estate depreciation and amortization (4)	9,011	1,772	2,612	2,339	2,288
Minority interests	1,962	1,067	439	422	34
Minority interests	(11,323)	(7,072)	(2,633)	(1,098)	(520)
Funds from operations (1)	27,615	(4,604)	8,249	12,161	11,809
Income allocated to preferred shareholders	(12,150)	(3,041)	(3,036)	(3,037)	(3,036)
Cumulative effect of change in accounting principle	321	—	—	—	321
Funds from Operations available to common share/unit holders	$ 15,786	$ (7,645)	$ 5,213	$ 9,124	$ 9,094
FFO available to common share/unit holders per share/unit of beneficial interest:					
Basic and Diluted	$ 0.60	$ (0.29)	$ 0.20	$ 0.34	$ 0.34
Weighted average shares/units of beneficial interest:					
Common shares	15,631	15,641	15,641	15,635	15,604
Nonvested employee stock grants	59	62	62	62	51
Operating Partnership units	10,723	10,713	10,713	10,719	10,746
Basic	26,413	26,416	26,416	26,416	26,401
Common shares	15,631	15,641	15,641	15,635	15,604
Nonvested employee stock grants	59	62	62	62	51
Employee stock options	20	–	7	17	60
Operating Partnership units	10,723	10,713	10,713	10,719	10,746
Diluted	26,433	26,416	26,423	26,433	26,461
Other data:					
Net cash provided by operating activities	52,810	10,325	20,221	18,459	3,805
Net cash used in investing activities	(144,744)	(28,392)	(45,859)	(29,820)	(40,673)
Net cash provided by financing activities	73,248	5,231	16,527	17,338	34,152

(1) Funds from Operations is a non-GAAP financial measure. Funds from Operations ("FFO") is defined as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP") plus real estate depreciation and amortization, excluding gains (or losses) from sales of operating properties, and after comparable adjustments for unconsolidated joint ventures and discontinued operations. FFO includes results from discontinued operations, including revenues, property operations expense, real estate taxes expense, provision for asset impairment and interest expense. We compute FFO in

accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. We utilize FFO as a performance measure. We believe that FFO provides useful information to investors regarding our performance as FFO provides investors with additional means of comparing our operating performance with the operating performance of our competitors. FFO is not representative of cash flow from operations, is not indicative that cash flows are adequate to fund all cash needs, and should not be considered as an alternative to cash flows as a measure of liquidity. We believe that net income (loss) is the most directly comparable GAAP financial measure to FFO.

(2) Depreciation and amortization expense for the year ended December 31, 2003 increased $7.6 million representing an entire year of depreciation and amortization related to Bank One Center, which was placed into service as of November 1, 2002, and a $0.4 million write-off of unamortized tenant improvements and leasing commissions associated with the termination of Arthur Andersen's leases at two Chicago office properties.

(3) For the year ended December 31, 2003, amortization of costs for leases assumed increased $1.1 million, primarily due to the Citadel lease at Bank One Center.

(4) The real estate depreciation and amortization in discontinued operations for the year ended December 31, 2003 relates to the National City Center property that was sold June 18, 2003.

(5) The gain on sale of real estate of $1.2 million for the year ended December 31, 2003 resulted from our sale of National City Center.

Certain Relationships and Related Transactions

Transactions with Trustees and their Affiliates. On March 19, 2002, we entered into an agreement appointing Julien J. Studley, Inc. as our exclusive agent to lease space on our behalf related to the Citadel Reimbursement obligation. Mr. Jacque M. Ducharme, one of our Trustees, is the Vice Chairman Western Region and Director of Julien J. Studley, Inc. Julien J. Studley, Inc. has earned commissions of $0.1 million and $0.2 million for services provided to us in the years ended December 31, 2003 and 2002, respectively. The term of this agreement expired on September 30, 2003, although certain commissions may become due and payable subsequent thereto.

As of December 31, 2003, we have a receivable of approximately $0.9 million from Mr. Nardi, and certain of his affiliates under a master lease agreement entered into with Mr. Nardi in connection with our 1051 Kirk Road property. This represents rent receivables due for the period from October 2001 through the lease expiration on March 31, 2003. Payments of rent per the agreement are to be deducted from common unit distributions made to Mr. Nardi and his affiliates. Because there were no common unit distributions for this year, no payments were applied to the outstanding balance. We have recorded this rent as a reduction of our basis in the property.

On March 25, 2003, we and The Prime Group, Inc. ("PGI") and one of PGI's affiliates, both affiliates of Mr. Michael W. Reschke, one of our Trustees at that time, entered into an amendment to the environmental remediation and indemnity agreement previously entered into by PGI and us in November 1997 (as so amended, the "PGI Environmental Indemnity"). Pursuant to the existing agreement, PGI has agreed to indemnify us against certain environmental liabilities related to our Chicago, Hammond and East Chicago Enterprise Center industrial parks. The existing agreement also provides that PGI is entitled to use the proceeds from certain pending litigation we have against third parties relating to these environmental liabilities. The amendment to the agreement provides, among other things, that all of the proceeds from the litigation will not be funded to PGI or its affiliate, but instead that if any proceeds are recovered in connection with the litigation, sufficient proceeds (if recovered) will instead be placed in an escrow to be used to fund the environmental remediation costs. We are aware of environmental contamination at certain of our older industrial properties contributed to us as an equity contribution by PGI during our initial public offering. Upon the closing of the admission of a new 70% joint venture partner to our subsidiary that owns Bank One Center, we retained $0.5 million of the $1.0 million of compensation due PGI, as described below, which will be utilized towards certain environmental costs at these industrial properties. PGI's responsibility under the agreement was correspondingly reduced by $0.5 million. As of December 31, 2003 a total of $0.3 million of these costs have been paid. These environmental matters are set forth in the section entitled "Business – Government Regulations – Environmental Matters."

In connection with the admission of a new 70% joint venture partner to the joint venture that owns the 1,497,472 square foot Bank One Center office building in Chicago, Illinois, we entered into certain agreements with affiliates of PGI, providing for a total of $1.0 million of compensation in connection with certain advisory services performed in connection with the transaction. These agreements consisted of (i) a letter agreement providing for a $0.3 million advisory fee relating to such transaction, (ii) an amendment to the PGI Environmental Indemnity providing that we would pay the first $0.5 million of any costs incurred in connection with the environmental clean-up and related litigation and (iii) our agreement to pay $0.2 million to our joint venture affiliate owning the 77 West Wacker Drive property representing three (3) months past-due rent owed by PGI for space it was leasing at the building at the time.

PGI leased 22,620 square feet of space at 77 West Wacker Drive, an office building owned by one of our unconsolidated real estate joint ventures of which we own a 50% common ownership interest. PGI's lease was to expire October 31, 2007 with an option, effective April 30, 2002, to terminate the lease upon six months written notice. As of July 31, 2003, PGI owed the unconsolidated real estate joint venture $0.4 million representing five (5) months of rent and related operating expense reimbursements. PGI was subsequently charged rent for the months of August and September. In connection with the past-due rent, the parties entered into an amendment to PGI's lease pursuant to which rent ceased to accrue as of October 1, 2003 and PGI (i) paid two months rent to the landlord for August and September 2003, (ii) conveyed its trade fixtures and certain office furniture to the landlord in satisfaction of its remaining rent obligation, and (iii) agreed to vacate the premises at any time in the future upon 45 days notice from landlord, which notice has since been served by landlord. Three months of the past-due rent was paid in connection with the advisory fee referenced above. PGI vacated the premises as of February 8, 2004.

Agreements to Purchase Certain Properties. We have an option to purchase a parking garage located at 300 North LaSalle Street in Chicago from PGI. This option has approximately four years remaining on its term. 300 North LaSalle Street contains approximately 58,000 square feet of land suitable for development. We have an option to purchase the property at 95.0% of its then fair market value.

We also have the right, through November 17, 2012, pursuant to a right of first offer entered into at our initial public offering to develop (or develop and acquire an ownership interest in) all or any portion of approximately 360 acres of undeveloped office and industrial land in Huntley, Illinois owned at that time by an affiliate of PGI. The right of first offer applies to the extent that the owner of the land determines that a parcel will be utilized for the construction of an office or industrial facility to be owned and leased to third parties by the owner or held by the owner for sale to a third party. The site is subject to a participation interest held by an unaffiliated third-party lender. The option and right of first offer may be exercised only with the approval of our Independent Trustees.

Tax Indemnification Agreements. Our Operating Partnership entered into tax indemnification agreements with certain principals affiliated with Mr. Edward S. Hadesman (the "IBD Contributors"), a former executive officer, and certain principals affiliated with Mr. Nardi (the "NAC Contributors"), who contributed properties to us during our initial public offering. We are required to indemnify the IBD Contributors and NAC Contributors for, among other things, certain income tax liabilities based on income or gain the IBD Contributors and NAC Contributors are required to include in their gross income for federal or state income tax purposes upon the refinancing or repayment by us of their liabilities or the sale or other disposition by us of the properties they contributed. These indemnities cover such income taxes, interest and penalties and are required to be made on a "grossed up" basis that effectively results in the IBD Contributors and NAC Contributors receiving the indemnity payments on a net, after-tax basis. The percentage of the tax liabilities that we are required to indemnify is 50% for the taxable year ending on December 31, 2003, and declines by 10% each year thereafter until December 31, 2007. We are not required to indemnify the IBD Contributors or NAC Contributors for income or gain realized by them after the taxable year ended December 31, 2007. We estimate our maximum possible exposure at December 31, 2003 is $3.5 million for the IBD Contributors and $9.8 million for the NAC Contributors.

Other. The Board term of Governor James R. Thompson, a former Trustee who decided not to stand for reelection, expired on May 23, 2003. Governor Thompson is Chairman of the law firm of Winston & Strawn, which has provided, and continues to provide, legal services to us. Winston & Strawn earned fees of $1.1 million for legal services provided to us in 2003.

In July 2003 and March 2004, our Board continued their formal review of the membership of the Board's various Committees that was initiated at the Board meeting immediately after the Company's Annual Meeting of Shareholders on May 23, 2003. The members of the Committees as follows: (i) the Audit Committee now consists of Messrs. Crocker, D'Ardenne and Lupiani; (ii) the Compensation Committee, the Corporate Governance and Nominating Committee and the Committee of Independent Trustees now consists of Messrs. Crocker, D'Ardenne, Ducharme, Lupiani and Nassetta and (iii) the Strategic Alternatives Committee now consists of all of the current Board members. In March 2004, Mr. Crocker was named Chairman of the Audit Committee and designated the Audit Committee's "financial expert" pursuant to the New York Stock Exchange's corporate governance rules.

Critical Accounting Policies

General. The previous discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments about the effects of matters or future events that are inherently uncertain. These estimates and judgments may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including contingencies and litigation. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

To assist in understanding our results of operations and financial position, we have identified our critical accounting policies and discussed them below. These accounting policies are most important to the portrayal of our results and financial position, either because of the significance of the financial statement items to which they relate or because they require our management's most difficult, subjective or complex judgments.

Allowance for Doubtful Accounts. We monitor the liquidity and creditworthiness of our tenants on an ongoing basis. We maintain allowances for doubtful accounts using the specific identification method for estimated losses resulting from the inability of certain of our tenants to make payments required by the terms of their respective leases. No general reserve is recorded. If the financial condition of our tenants were to deteriorate, additional allowances may be required.

Deferred Tax Asset. We account for income taxes payable by our Services Company in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2003, we had deferred tax assets in excess of deferred tax liabilities of $1.0 million (included in other assets in our consolidated balance sheet). The deferred tax assets in excess of deferred tax liabilities decreased approximately $0.4 million during 2003 primarily due to $1.0 million of pretax income of the Services Company generated principally from tenant services and management fee income.

We evaluate quarterly the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

Approximately $2.4 million of future taxable income earned by our Services Company is ultimately required to realize the net deferred tax assets at December 31, 2003. This is based on the recognition in future years by the Services Company of taxable income anticipated from certain build to suit activities, lease commissions and property management fees. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets described above. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, unanticipated decreases in the profitability of build to suit activities and/or the sale of properties and subsequent loss of the related management contracts.

Assumed Lease Liabilities. As a result of the negotiation of certain leases, we assumed the liability for the tenants' obligation or agreed to reimburse the tenants for their obligation under leases with their prior landlords. In addition, in connection with the sale of certain industrial properties in 1999, we agreed to a master lease agreement for certain properties for a defined period. Our policy is to record the estimated net obligation we may be subject to as a liability. The net obligation is derived by calculating our total contractual obligation and reducing the amount by existing subleases and an estimate of subleases we anticipate signing in the future based on the nature of the space, the property and market conditions. We periodically review these estimates for reasonableness based on changes in market conditions and executed subleases. Failure to achieve forecasted results could lead to a future increase in the liabilities associated with these transactions. The liability for leases assumed at December 31, 2003 reflects payments under these leases, net of an increase in the liability of $1.4 million due to assumption changes.

Provisions for Impairment. In evaluating our assets for impairment in accordance with SFAS 144, we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. Under SFAS 144, assets that display indicators of possible impairment are reviewed to see if their net book value will be recovered from estimated cash flows over an anticipated hold period. If these cash flows, plus the proceeds from a sale at the end of the anticipated hold period, are less than the net book value of our related asset, our policy is to record an impairment reserve related to the asset in the amount of the difference between its net book value and our estimate of its fair market value, less costs of sale. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. Property held for future development and property under development are also evaluated for impairment. Impairment is determined for development costs associated with property held for future development and property under development based upon management's assessment that these costs have no future value.

At December 31, 2003, we determined that a reserve in the amount of $43.4 million related to our 33 West Monroe Street property was warranted. We also recorded a reserve of $0.9 million in the third quarter of 2003 related to the Bank One Center office property. In evaluating our other long-lived assets used in operations for impairment at December 31, 2003, we assumed anticipated hold periods of three to five years for our operating properties. In evaluating our property held for development, we concluded that a reserve for one of our projects was warranted in the amount of $1.0 million, as we determined costs associated with the project no longer had value. For our other property held for development, we concluded that development expenditures, including capitalized interest, were recoverable and no reserves were warranted at this time. However, as discussed under "Liquidity and Capital Resources", if we determined that a capital transaction is desired, our anticipated hold periods for certain assets would be shortened and impairment reserves would be required. These reserves would have significant impacts on our operating results.

Capitalization of Interest and Other Costs on Development Projects. Development costs, which include land acquisition costs, fees and other costs incurred in developing new properties, are capitalized as incurred. Interest, financing costs, real estate taxes, other direct costs and indirect costs (including certain employee compensation costs and related general and administrative expenses) incurred during development periods are capitalized as a component of the building costs. These costs continue to be capitalized, to the extent they relate to vacant space, for one year following the date the development is placed in service. During this one-year period, the amount of capitalized costs could be materially affected by the timing and changes in occupancy levels. Subsequent to the one-year period, these costs are fully expensed as incurred.

During 2003, we capitalized interest and other costs related to Bank One Center based upon the proportion of the vacant space at the property to the total property. This capitalization ceased upon admittance of a partner to the entity which owns Bank One Center. As none of our other development holdings are undergoing development activities, we are no longer capitalizing these costs.

Impact of Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"), which requires the consolidation of an entity by an enterprise (i) if that enterprise, known as a "primary beneficiary", has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both and (ii) if the entity is a variable interest entity, as defined by Interpretation 46. We adopted Interpretation 46 in the fourth quarter of 2003 and do not believe that the adoption of this interpretation has a material effect on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. FAS 150 generally requires liability classification of mandatorily redeemable financial instruments, including minority interests in limited life subsidiaries. The liability for the mandatorily redeemable financial instruments should be recorded at fair value. Any difference between fair value and the redemption or settlement amount would be accreted through interest expense. In October 2003, the FASB decided to indefinitely delay the effective date of the provisions of FAS 150 related to finite life entities and also indicated that it may modify other guidance in FAS 150. In its original form, we did not anticipate FAS 150 having any effect on our financial statements. However, that assessment may change if the FASB modifies the guidance in FAS 150.

Inflation

Substantially all of our office and industrial leases require tenants to pay, as additional rent, a portion of real estate taxes and operating expenses. In addition, many of the office and industrial leases provide for fixed increases in base rent or indexed escalations (based on the Consumer Price Index or other measures). We believe that inflationary increases in expenses will be offset, in part, by the expense reimbursements and contractual rent increases described above.

As of December 31, 2003, approximately $372.8 million of our outstanding indebtedness was subject to interest at floating rates. Future indebtedness may also be subject to floating rate interest. The floating rate debt includes $338.3 million subject to various interest rate cap agreements. Inflation, and its impact on floating interest rates, could affect the amount of interest payments due on such indebtedness.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our mortgages and notes payable, bonds payable and construction financing, the table presents principal cash flows, including principal amortization, and related weighted-average interest rates by expected maturity dates as of December 31, 2003. For the interest rate protection agreement, the table presents the notional amount entered into and the cap rate.

Interest Rate Sensitivity
Principal (Notional) Amount by Expected Maturity
Average Interest Rate

	2004	2005	2006	2007	2008	Thereafter	Total
				(Dollars in Millions)			
Liabilities							
Mortgage notes payable:							
Fixed rate amount	$ 3.2	$ 5.8	$ 3.8	$ 4.1	$ 45.1	$138.0	$200.0
Weighted-average interest rate (1)	7.44%	7.41%	7.45%	7.46%	7.20%	7.71%	
Variable rate amount	$ 90.8	$ 62.1	$195.0	–	–	–	$347.9
Weighted-average interest rate (1)	5.63%	2.82%	5.03%	–	–	–	
Bonds payable:							
Variable rate amount (2)	–	–	–	$ 24.9	–	–	$ 24.9
Weighted-average interest rate (1)	–	–	–	3.54%	–	–	
Interest rate cap agreements (1)(3):							
Notional amount	$ 380.8	–	$195.0	–	–	–	$575.8
Cap rate	7.13%	–	6.60%	–	–	–	–

(1) Based upon the rates in effect at December 31, 2003, the weighted-average interest rates on our mortgage notes payable and bonds payable were 5.81% and 3.54%, respectively. If interest rates on our variable rate debt increased by one percentage point, our annual interest incurred (including the effects of the interest rate cap agreements) would increase by $1.4 million.

(2) Our tax-exempt bonds payable of $24.9 million are collateralized by letters of credit of $25.2 million. The scheduled maturity date for the bonds is 2022. The letters of credit mature on January 2, 2007.

(3) On August 22, 2001, we entered into an interest rate cap agreement related to our Bank One Center property for the period from January 22, 2002 through January 5, 2004. The interest rate under the terms of the agreement is capped at the LIBOR index rate of 4.25% increasing to 7.4% over the term of the cap agreement. The notional amount of the cap increases over the term of the cap agreement to a maximum of $230.0 million, based on increases anticipated in the construction loan. As of December 31, 2003, the notional amount was $230.0 million with a capped LIBOR index rate of 7.40%. In March 2003, we obtained an interest rate cap of LIBOR at 6.6% with a notional amount of $195.0 million for the term of a new loan which refinanced outstanding debt collateralized by our IBM Plaza office property. Included above are two interest rate caps for loans totaling $78.9 million at December 31, 2003 on our 33 West Monroe Street property where the notional amounts exceed the debt outstanding by a total of $7.5 million. The interest rate cap agreement related to our 180 North LaSalle Street property with a notional amount of $60.0 million expires on January 15, 2004.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulation S-X are included in this Report on Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on management's evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report on Form 10-K, which was conducted with the participation of our Chairman of the Board (our principal executive officer) and Chief Financial Officer, our Chairman of the Board and Chief Financial Officer have concluded that our disclosure and controls and procedures were effective as of the end of the period covered by this annual report on Form 10-K.

(b) Changes in internal control over financial reporting.

There was no change in our internal control over financial reporting that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Certain information required by Part III is omitted from this Report as we will file a definitive proxy statement within 120 days after the end of our fiscal year pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on June 4, 2004 (the "Proxy Statement") and the information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information contained in the sections captioned "Election of Trustees," "Compensation of Executives—Executive Officers," "Information Regarding Meetings and Committees of the Board of Trustees", "Other Information—Compliance with Section 16(a) of the Securities Exchange Act of 1934" and "Code of Ethics" of the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the sections captioned "Election of Trustees – Compensation of Trustees", "Report of Compensation Committee", "Performance Graph" and "Compensation of Executives" of the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information

The following table gives information about our common shares that may be issued upon the exercise of options, warrants and rights under the Prime Group Realty Trust 1997 Share Incentive Plan, as amended, as of December 31, 2003. We have no other compensation plans pursuant to which common shares may be issued.

Plan Category	(a) Number of common shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares reflected In Column (a)	(d) Total of common shares reflected in Columns (a) and (c)
Equity compensation plan previously approved by shareholders	1,156,233 (1)	$ 15.25	1,554,777 (2)	2,711,010 (2)
Equity compensation plans not previously approved by shareholders	None	Not Applicable	None	None
TOTAL:	1,156,233	$ 15.25	1,554,777	2,711,010 (2)

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(1) Issued under the Prime Group Realty Trust 1997 Share Incentive Plan, as amended.

(2) We have granted the options to purchase common shares set forth in the table above as well as restricted common shares subject to vesting schedules and unrestricted common shares under the Plan. As of December 31, 2003, we had granted 149,764 restricted common shares and 1,156,233 unrestricted common shares under the Plan. We are authorized to issue an aggregate of 2,860,774 common shares under the Plan. After taking into account common shares subject to outstanding options and restricted and unrestricted common share grants, 1,554,777 common shares of the authorized 2,860,774 common shares remain available for future issuance under the Plan.

The information contained in the sections captioned "Principal Security Holders of the Company" of the Proxy Statement is incorporated herein by reference.

We have Series A-2 warrants outstanding to purchase up to 500,000 of our common shares at $7.50 per share, Series B warrants outstanding to purchase 250,000 of our common shares at $10.00 per share and Series C warrants outstanding to purchase up to 250,000 of our common shares at $12.50 per share. The warrants contain antidilution adjustment provisions and expire on the fifth anniversary of their issuance, July 16, 2007. We have granted the holder of the warrants certain demand and incidental registration rights in respect of any common shares they may receive upon the exercise of any of the warrants.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See the information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Relationships and Related Transactions" of this report.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained in the section captioned "Audit and Non-Audit Fees" of the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Consolidated Financial Statements

(2) Financial Statement Schedule

The following financial statement schedule is included in Item 145(d)

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Exhibit No.	Description
3.1	Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust as filed as exhibit 3.1 to our 1997 Annual Report on Form 10-K and incorporated herein by reference.
3.2	Articles Supplementary to the Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust as filed as exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.3	Articles Supplementary to the Articles of Amendment and Restatement of Declaration of Trust of Prime Group Realty Trust dated as of December 29, 1998 as filed as exhibit 3.3 to our 1998 Annual Report on Form 10-K and incorporated by reference.
3.4	Amended and Restated Bylaws of Prime Group Realty Trust as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.
3.5	Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. (the "Amended and Restated Agreement of Limited Partnership") as filed as exhibit 3.3 to our 1997 Annual Report on Form 10-K and incorporated herein by reference.
3.6	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1997 as filed as exhibit 3.5 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.7	Amendment No. 2 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1997 as filed as exhibit 3.6 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.8	Amendment No. 3 to the Amended and Restated Agreement of Limited Partnership dated as of January 15, 1998 as filed as exhibit 3.7 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.9	Amendment No. 4 to the Amended and Restated Agreement of Limited Partnership dated as of February 13, 1998 as filed as exhibit 3.8 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.10	Amendment No. 5 to the Amended and Restated Agreement of Limited Partnership dated as of March 13, 1998 as filed as exhibit 3.9 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.

Exhibit No.	Description
3.11	Amendment No. 6 to the Amended and Restated Agreement of Limited Partnership dated as of March 25, 1998 as filed as exhibit 3.10 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.12	Amendment No. 7 to the Amended and Restated Agreement of Limited Partnership dated as of April 15, 1998 as filed as exhibit 3.11 to Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference.
3.13	Amendment No. 8 to the Amended and Restated Agreement of Limited Partnership dated as of May 15, 1998 as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.14	Amendment No. 9 to the Amended and Restated Agreement of Limited Partnership dated as of June 5, 1998 as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.15	Amendment No. 10 to the Amended and Restated Agreement of Limited Partnership dated as of June 15, 1998 as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.
3.16	Amendment No. 11 to the Amended and Restated Agreement of Limited Partnership dated as of July 15, 1998 as filed as exhibit 3.15 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.17	Amendment No. 12 to the Amended and Restated Agreement of Limited Partnership dated as of August 14, 1998 as filed as exhibit 3.16 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.18	Amendment No. 13 to the Amended and Restated Agreement of Limited Partnership dated as of September 15, 1998 as filed as exhibit 3.17 to Amendment No. 1 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-11 (No. 333-51935) and incorporated herein by reference.
3.19	Amendment No. 14 to the Amended and Restated Agreement of Limited Partnership dated as of October 15, 1998 as filed as exhibit 3.18 to Amendment No. 2 to our Registration Statement on Form S-3 (No. 333-64973) and incorporated herein by reference.

Exhibit No.	Description
3.20	Amendment No. 15 to the Amended and Restated Agreement of Limited Partnership dated as of November 16, 1998 as filed as exhibit 3.19 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-64973) and incorporated herein by reference.
3.21	Amendment No. 16 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1998 as filed as exhibit 3.20 to Post-Effective Amendment No. 3 to our Registration Statement on Form S-3 (Registration No. 333-51935) and incorporated herein by reference.
3.22	Amendment No. 17 to the Amended and Restated Agreement of Limited Partnership dated as of January 15, 1999 as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.23	Amendment No. 18 to the Amended and Restated Agreement of Limited Partnership dated as of February 15, 1999 as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.24	Amendment No. 19 to the Amended and Restated Agreement of Limited Partnership dated as of March 15, 1999 as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
3.26	Amendment No. 21 to the Amended and Restated Agreement of Limited Partnership dated as of April 15, 1999 as filed as exhibit 3.24 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.27	Amendment No. 22 to the Amended and Restated Agreement of Limited Partnership dated as of April 22, 1999 as filed as exhibit 3.25 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.28	Amendment No. 23 to the Amended and Restated Agreement of Limited Partnership dated as of May 17, 1999 as filed as exhibit 3.26 to Amendment No. 1 to our Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference.
3.29	Amendment No. 24 to the Amended and Restated Agreement of Limited Partnership dated as of June 15, 1999 as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.
3.30	Amendment No. 25 to the Amended and Restated Agreement of Limited Partnership dated as of July 14, 1999 as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.

Exhibit No.	Description
3.31	Amendment No. 26 to the Amended and Restated Agreement of Limited Partnership dated as of July 15, 1999 as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.32	Amendment No. 27 to the Amended and Restated Agreement of Limited Partnership dated as of August 16, 1999 as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.33	Amendment No. 28 to the Amended and Restated Agreement of Limited Partnership dated as of September 15, 1999 as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.
3.34	Amendment No. 29 to the Amended and Restated Agreement of Limited Partnership dated as of October 15, 1999 as filed as exhibit 3.34 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.35	Amendment No. 30 to the Amended and Restated Agreement of Limited Partnership dated as of November 15, 1999 as filed as exhibit 3.35 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.36	Amendment No. 31 to the Amended and Restated Agreement of Limited Partnership dated as of December 15, 1999 as filed as exhibit 3.36 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.37	Amendment No. 32 to the Amended and Restated Agreement of Limited Partnership dated as of December 30, 1999 as filed as exhibit 3.37 to our 1999 Annual Report on Form 10-K and incorporated herein by reference.
3.38	Amendment No. 33 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of January 17, 2000 as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.39	Amendment No. 34 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of February 15, 2000 as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.40	Amendment No. 35 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 15, 2000 as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.41	Amendment No. 36 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 15, 2000 as filed as exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.

Exhibit No.	Description
3.42	Amendment No. 37 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 24, 2000 as filed as exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.
3.43	Amendment No. 38 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of April 17, 2000 as filed as exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.44	Amendment No. 39 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of May 15, 2000 as filed as exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.45	Amendment No. 40 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of June 15, 2000 as filed as exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
3.46	Amendment No. 41 to the Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of March 7, 2002 as filed as exhibit 3.46 to our 2001 Annual Report on Form 10-K and incorporated herein by reference.
3.47	Amendment No. 42 to Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of January 10, 2003 as filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.1	Credit Agreement dated as of January 5, 2001 by and between Dearborn Center, L.L.C. and Bayerische Hypo-Und Vereinsbank AG, New York Branch, as filed as exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.2	Promissory Note dated as of January 5, 2001 by Dearborn Center, L.L.C. to the order of Bayerische Hypo-Und Vereinsbank AG, New York Branch, as filed as exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.3	Guaranty of Completion and Indemnity dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch, as filed as exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

Exhibit No.	Description
10.4	Guaranty of Interest and Operating Costs and Indemnity dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch, as filed as exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.5	Guaranty of Loan Payment and Indemnity dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch, as filed as exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.6	Mezzanine Construction Loan Agreement dated as of January 5, 2001 by and among Prime/Beitler Development Company, L.L.C. and Bankers Trust Company and other lenders, as filed as exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.7	Mezzanine Note dated January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of Bankers Trust Company, as filed as exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.8	Mezzanine Note dated January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of MMBC Debt Holdings I, LLC, as filed as exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.9	Mezzanine Note dated January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of New York Life Insurance Company, as filed as exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.10	Mezzanine Note dated January 5, 2001 by Prime/Beitler Development Company, L.L.C. to the order of Vornado Realty Trust, as filed as exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.11	Guaranty of Completion and Indemnity dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bankers Trust Company, as filed as exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
10.12	Guaranty of Interest and Operating Costs dated as of January 5, 2001 made by Prime Group Realty, L.P. in favor of Bankers Trust Company, as filed as exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

Exhibit No.	Description
10.13	Loan Agreement dated as of April 25, 2001 by and between BRE/City Center L.L.C. and Corus Bank, N.A., as filed as exhibit 10.13 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.14	Promissory Note dated as of April 25, 2001 by BRE/City Center L.L.C. to the order of Corus Bank, N.A., as filed as exhibit 10.14 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.15	Limited Guaranty dated as of April 25, 2001 made by Prime Group Realty, L.P. in favor of Corus Bank, N.A., as filed as exhibit 10.15 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.16	Open-End Leasehold Mortgage, Mortgage, Assignment of Leases and Rent and Financing Statement dated as of April 25, 2001 by BRE/City Center L.L.C in favor of Corus Bank, N.A., as filed as exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.17	Omnibus First Modification to Senior Loan Documents dated as of March 12, 2001 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch and Prime Group Realty, L.P., as filed as exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.18	Omnibus First Modification to Mezzanine Loan Documents dated as of March 12, 2001 by and among Prime/Beitler Development Company, L.L.C., Bankers Trust Company, Vornado Realty Trust, MMBC Debt Holdings I, LLC, New York Life Insurance Company, and Prime Group Realty, L.P., as filed as exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.19	Reserve Account Agreement dated as of March 12, 2001 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch, Bankers Trust Company, Prime/Beitler Development Company, L.L.C., Prime Group Realty, L.P., Penny Beitler L.L.C. and J. Paul Beitler Development Company, as filed as exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended June 31, 2001 and incorporated herein by reference.
10.20	Support and Standstill Agreement dated as of August 30, 2001 by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust and Prime Group Realty, L.P., as filed on August 31, 2001 under Schedule 14D9 and incorporated herein by reference.

Exhibit No.	Description
10.21	Amended and Restated Support and Standstill Agreement dated as of September 14, 2001 by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust and Prime Group Realty, L.P., as filed on September 19, 2001 under Schedule 14D9-C and incorporated herein by reference.
10.22	Tax Indemnity Agreement dated November 17, 1997 by and among Prime Group Realty, L.P., Roland E. Casati and Richard A. Heise as filed as exhibit 10.22 to our 2001 Annual Report on Form 10-K and incorporated herein by reference.
10.23	Amendment to Omnibus First Modification to Senior Loan Documents dated as of January 2, 2002 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch, and Prime Group Realty, L.P., as filed as exhibit 10.6 to our 2001 Annual Report on Form 10-K and incorporated herein by reference.
10.24	First Amendment to Series A Preferred Securities Purchase Agreement dated as of February 22, 2002 among Prime Group Realty Trust, Prime Group Realty, L.P., and Security Capital Preferred Growth Incorporated, as filed as exhibit 99.1 to our Current Report on Form 8-K (filed February 28, 2002, File No. 001-13589) and incorporated herein by reference.
10.25	Omnibus Second Modification to Senior Loan Documents dated as of March 27, 2002 by and among Dearborn Center, L.L.C., Bayerische Hypo-Und Vereinsbank AG, New York Branch, and Prime Group Realty, L.P., as filed as exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
10.26	Pledge, Assignment and Security Agreement (Liquidity Covenant Waiver) dated as of March 27, 2002 by Prime Group Realty, L.P. in favor of Bayerische Hypo-Und Vereinsbank AG, New York Branch, and acknowledged and agreed by Dearborn Center, L.L.C., as filed as exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
10.27	Omnibus Second Modification to Mezzanine Loan Documents dated as of March 26, 2002 by and among Prime/Beitler Development Company, L.L.C., Bankers Trust Company, Vornado Realty Trust, MMBC Debt Holdings I, LLC, New York Life Insurance Company, Dearborn Center, L.L.C. and Prime Group Realty, L.P., as filed as exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
10.28*	Separation Agreement dated April 8, 2002 between Prime Group Realty Trust, Prime Group Realty, L.P. and Michael W. Reschke, as filed as exhibit 10.1 to our Current Report on Form 8-K (filed April 10, 2002, File No. 001-13589) and incorporated herein by reference.

Exhibit No.	Description
10.29*	Separation Agreement dated April 8, 2002 by and between Prime Group Realty Trust, Prime Group Realty, L.P. and Richard S. Curto, as filed as exhibit 10.2 to our Current Report on Form 8-K (filed April 10, 2002, File No. 001-13589) and incorporated herein by reference.
10.30*	Bonus Agreement dated as of May 20, 2002 by and between Louis G. Conforti, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
10.31*	Bonus Agreement dated as of May 20, 2002 by and between Jeffrey A. Patterson, Prime Group Realty Trust and Prime Group Realty, L.P. as filed as Exhibit 99.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
10.32*	Bonus Agreement dated as of May 20, 2002 by and between James F. Hoffman, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as Exhibit 99.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
10.33	Securities Purchase and Exchange Agreement dated as of June 13, 2002 among Security Capital Preferred Growth Incorporated, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as Exhibit 99.1 to our Current Report on Form 8-K (filed June 14, 2002, File No. 001-13589) and incorporated herein by reference.
10.34	Form of Promissory Note from Prime Group Realty, L.P. in favor Security Capital Preferred Growth Incorporated, as filed as exhibit 99.2 to our Current Report on Form 8-K (filed June 14, 2002, File No. 001-13589) and incorporated herein by reference.
10.35	Form of Exchangeable Promissory Note from Prime Group Realty, L.P. in favor of Security Capital Preferred Growth, Incorporated, as filed as exhibit 99.3 to our Current Report on Form 8-K (filed June 14, 2002, File No. 001-13589) and incorporated herein by reference.
10.36	Form of Promissory Note from Prime Group Realty, L.P. in favor of Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.1 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.37	Form of Exchangeable Promissory Note from Prime Group Realty, L.P. in favor of Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.2 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.

Exhibit No.	Description
10.38	Amendment No. 1 to the Securities Purchase and Exchange Agreement dated as of July 16, 2002 by and among Security Capital Preferred Growth Incorporated, Prime Group Realty Trust and Prime Group Realty, L.P., as filed as Exhibit 99.3 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.39	Registration Agreement dated as of July 16, 2002 by and between Prime Group Realty Trust and Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.4 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.41	Series A-2 Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.6 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.42	Series B Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.7 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.43	Series C Share Purchase Warrant dated July 16, 2002 from Prime Group Realty Trust to Security Capital Preferred Growth Incorporated, as filed as Exhibit 99.8 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.44	Omnibus Third Modification to Senior Loan Documents dated as of July 16, 2002 by and among Dearborn Center, L.L.C., Prime/Beitler Development Company, L.L.C., Bayerische Hypo- Und Vereinsbank AG, New York Branch, Prime Group Realty, L.P., Penny Beitler L.L.C. and J. Paul Beitler Development Company Incorporated, as filed as Exhibit 99.9 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.45	Omnibus Third Modification to Mezzanine Loan Documents dated as of July 16, 2002, by and among Prime/Beitler Development Company, L.L.C., Deutsche Bank Trust Company Americas, Vornado Realty Trust, MMBC Debt Holdings I, LLC, New York Life Insurance Company, Dearborn Center, L.L.C., Prime Group Realty, L.P., Penny Beitler L.L.C. and J. Paul Beitler Development Company, as filed as Exhibit 99.10 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.46	Pledge, Assignment and Security Agreement (Second Senior Citadel Reserve Account) dated as of July 16, 2002 given by Prime Group Realty, L.P. in favor of Bayerische Hypo- Und Vereinsbank AG, New York Branch, as filed as Exhibit 99.11 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.

Exhibit No.	Description
10.47	First Amendment to Loan Agreement (BRE/City Center L.L.C.) dated as of June 27, 2002 by and between BRE/City Center L.L.C. and Corus Bank, N.A., as filed as Exhibit 99.12 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.48	Reaffirmation and Amendment of Limited Guaranty (Loan to BRE/City Center L.L.C.) dated as of June 27, 2002 by and between Prime Group Realty, L.P. and Corus Bank N.A., as filed as Exhibit 99.13 to our Current Report on Form 8-K (filed July 18, 2002, File No. 001-13589) and incorporated herein by reference.
10.49	Loan Agreement dated as of March 10, 2003 between Lehman Brothers Bank FSB and 330 N. Wabash Avenue, L.L.C., as filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.50	Promissory Note dated as of March 10, 2003 from 330 N. Wabash Avenue, L.L.C. in favor of Lehman Brothers Bank FSB, as filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.51	Guaranty dated as of March 10, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Bank FSB, as filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.52	Guaranty dated as of March 10, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Bank FSB, as filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.53	Guaranty dated as of March 10, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Bank FSB, as filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.54	Mezzanine Loan Agreement dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C. and LNR Eastern Lending, LLC, as filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.55	Omnibus First Modification to Mezzanine Loan Documents dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C., LNR Eastern Lending, LLC and Prime Group Realty, L.P., as filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.

Exhibit No.	Description
10.56	Omnibus Second Modification to Mezzanine Loan Documents dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C., LNR Eastern Lending, LLC, Dearborn Center, L.L.C. and Prime Group Realty, L.P., as filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.57	Omnibus Third Modification to Mezzanine Loan Documents dated as of March 19, 2003 by and among Prime/Beitler Development Company, L.L.C., LNR Eastern Lending, LLC, Dearborn Center, L.L.C. and Prime Group Realty, L.P., as filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.58	Mezzanine Note dated as of March 19, 2003 from Prime/Beitler Development Company, L.L.C. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.59	Guaranty of Completion and Indemnity dated as of March 19, 2003 by Prime Group Realty, L.P. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.60	Guaranty of Interest and Operating Costs dated as of March 19, 2003 by Prime Group Realty, L.P. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.61	Reserve Account Agreement dated as of March 19, 2003 by and among Dearborn Center, L.L.C., Bayerische Hypo- Und Vereinsbank AG, New York Branch, LNR Eastern Lending, LLC, Prime/Beitler Development Company, L.L.C. and Prime Group Realty, L.P., as filed as Exhibit 10.13 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.62	Non-Recourse Carveout Agreement dated as of March 19, 2003 by Prime Group Realty, L.P. in favor of LNR Eastern Lending, LLC, as filed as Exhibit 10.14 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.63	Mezzanine Loan Agreement dated as of May 28, 2003 between Lehman Brothers Holdings Inc. and 330 N. Wabash Mezzanine, L.L.C., as filed as Exhibit 10.15 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

Exhibit No.	Description
10.64	Promissory Note dated as of May 28, 2003 from 330 N. Wabash Mezzanine, L.L.C. in favor of Lehman Brothers Holdings Inc., as filed as Exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.65	Guaranty dated as of May 28, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Holdings Inc., as filed as Exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.66	Guaranty dated as of May 28, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Holdings Inc., as filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.67	Guaranty dated as of May 28, 2003 by Prime Group Realty, L.P. for the benefit of Lehman Brothers Holdings Inc., as filed as Exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.68	Amendment to Loan Agreement dated as of May 28, 2003 between 330 N. Wabash Avenue, L.L.C. and Lehman Brothers Bank FSB, as filed as Exhibit 10.20 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.69	Omnibus Amendment to Loan Documents dated as of May 28, 2003 between 330 N. Wabash Avenue, L.L.C. and Lehman Brothers Bank FSB, as filed as Exhibit 10.21 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.70	Amendment to Guaranty dated as of May 28, 2003 between Prime Group Realty, L.P. and Lehman Brothers Bank FSB, as filed as Exhibit 10.22 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.71	Termination of $4,000,000 Mortgage Guaranty Note dated as of May 28, 2003 between Prime Group Realty, L.P. and Lehman Brothers Bank FSB, as filed as Exhibit 10.23 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
10.72	Contribution Agreement dated August 4, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.2 to our Current Report on Form 8-K (filed September 5, 2003, File No. 001-13589) and incorporated herein by reference.

Exhibit No.	Description
10.73	First Amendment to Contribution Agreement dated as of August 18, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.3 to our Current Report on Form 8-K (filed September 5, 2003, File No. 001-13589) and incorporated herein by reference.
10.74	Second Amendment to Contribution Agreement dated as of August 29, 2003 between Prime Group Realty, L.P. and WELP Chicago, L.C., as filed as Exhibit 99.4 to our Current Report on Form 8-K (filed September 5, 2003, File No. 001-13589) and incorporated herein by reference.
10.75	Employment Agreement dated October 29, 2003 among Prime Group Realty Trust, Prime Group Realty, L.P. and Richard M. FitzPatrick.
12.1	Computation of ratios of earnings to combined fixed charges and preferred shares distributions.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Auditors.
31.1	Rule 13a-14(a) Certification of Stephen J. Nardi, Chairman of the Board of Registrant.
31.2	Rule 13a-14(a) Certification of Richard M. FitzPatrick, Chief Financial Officer of Registrant.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Stephen J. Nardi, Chairman of the Board of Registrant.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Richard M. FitzPatrick, Executive Vice President and Chief Financial Officer of Registrant.

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Report on Form 10-K pursuant to Item 14(c) of the Report on Form 10-K.

(b) Reports on Form 8-K

We filed the following reports on Form 8-K during the fourth quarter of 2003:

Form 8-K dated October 8, 2003 (filed October 10, 2003, File No. 001-13589) relating to the press release announcing the closing of a transaction admitting a new 70% joint venture partner to our subsidiary that owns the office building known as Bank One Center.

Form 8-K dated October 8, 2003 (filed October 23, 2003, File No. 001-13589) relating to the closing of a transaction admitting a new 70% joint venture partner to our subsidiary that owns the office building known as Bank One Center.

Form 8-K dated October 10, 2003 (filed October 14, 2003, File No. 001-13589) relating to a press release announcing the termination of our Co-President and Chief Financial Officer.

Form 8-K dated October 29, 2003 (filed October 30, 2003, File No. 001-13589) relating to a press release announcing the naming of our new Executive Vice President and Chief Financial Officer.

Form 8-K dated November 5, 2003 (filed November 6, 2003, File No. 001-13589) relating to additional financial and operational information concerning us and properties owned by us or subsidiaries as of September 30, 2003, in the form of a Supplemental Information Package and press release.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 9, 2004.

PRIME GROUP REALTY TRUST

Dated: March 9, 2004

/s/ Stephen J. Nardi
Stephen J. Nardi
Chairman of the Board

Dated: March 9, 2004

/s/ Richard M. FitzPatrick
Richard M. FitzPatrick
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Stephen J. Nardi Stephen J. Nardi	Chairman of the Board and Trustee	March 9, 2004
/s/ Richard M. FitzPatrick Richard M. FitzPatrick	Executive Vice President and Chief Financial Officer	March 9, 2004
/s/ Roy P. Rendino Roy P. Rendino	Senior Vice President – Finance and Chief Accounting Officer	March 9, 2004
/s/ Douglas Crocker, II Douglas Crocker, II	Trustee	March 9, 2004
/s/ Jacque M. Ducharme Jacque M. Ducharme	Trustee	March 9, 2004
/s/ Ray H. D'Ardenne Ray H. D'Ardenne	Trustee	March 9, 2004
/s/ Daniel A. Lupiani /s/ Daniel A. Lupiani	Trustee	March 9, 2004
/s/ Christopher J. Nassetta Christopher J. Nassetta	Trustee	March 10, 2004

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PRIME GROUP REALTY TRUST

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Financial Statement Schedule

REPORT OF INDEPENDENT AUDITORS

Board of Trustees
Prime Group Realty Trust

We have audited the accompanying consolidated balance sheets of Prime Group Realty Trust as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. We have also audited the related financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of Prime Group Realty Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Group Realty Trust at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for discontinued operations in 2002, and changed its method of accounting for derivative instruments in 2001.

/s/Ernst & Young LLP

Chicago, Illinois
March 1, 2004

PRIME GROUP REALTY TRUST
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	December 31 2003	December 31 2002
Assets		
Real estate, at cost:		
Land	$ 146,805	$ 183,891
Building and improvements	624,745	1,032,669
Tenant improvements	85,153	111,547
Furniture, fixtures and equipment	10,318	10,218
	867,021	1,338,325
Accumulated depreciation	(129,381)	(110,387)
	737,640	1,227,938
Property held for development	18,955	20,158
	756,595	1,248,096
Investments in unconsolidated entities	42,778	1,440
Cash and cash equivalents	32,608	15,800
Receivables, net of allowance of $852 and $1,867 at December 31, 2003 and December 31, 2002, respectively:		
Tenant	2,031	3,178
Deferred rent	19,758	22,351
Other	410	2,453
Restricted cash escrows	69,890	58,933
Deferred costs, net	21,079	53,943
Other	3,632	3,987
Total assets	$ 948,781	$ 1,410,181
Liabilities and Shareholders' Equity		
Mortgages and notes payable	$ 547,920	$ 671,340
Bonds payable	24,900	24,900
Construction financing	—	208,198
Accrued interest payable	1,719	21,818
Accrued real estate taxes	31,629	36,642
Accrued tenant improvement allowances	10,973	33,172
Accounts payable and accrued expenses	13,067	12,159
Construction costs payable, including retention of $5,034	—	12,896
Liabilities for leases assumed	13,792	21,692
Deficit investment in unconsolidated entity	5,168	4,223
Other	14,472	17,059
Total liabilities	663,640	1,064,099
Minority interests:		
Operating Partnership	21,803	98,643
Other	—	2,000
Shareholders' equity:		
Preferred Shares, $0.01 par value; 30,000,000 shares authorized:		
Series B – Cumulative Redeemable Preferred Shares, 4,000,000 shares designated, issued and outstanding	40	40
Common Shares, $0.01 par value; 100,000,000 shares authorized; 23,670,522 and 15,689,623 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	236	157
Additional paid-in capital	381,273	330,327
Accumulated other comprehensive loss	(2,917)	(6,008)
Distributions in excess of earnings	(115,294)	(79,077)
Total shareholders' equity	263,338	245,439
Total liabilities and shareholders' equity	$ 948,781	$ 1,410,181

See accompanying notes.

PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS)

	Year ended December 31		
	2003	2002	2001
Revenue:			
Rental	$ 99,149	$ 95,568	$ 96,928
Lease termination fees	32,123	2,313	416
Tenant reimbursements	58,252	57,002	56,036
Other property revenues	4,918	5,047	5,681
Services Company revenue	2,923	7,366	7,219
Total revenue	197,365	167,296	166,280
Expenses:			
Property operations	43,630	43,503	44,307
Real estate taxes	35,546	36,026	32,974
Depreciation and amortization	36,882	29,519	28,806
General and administrative	9,681	9,794	9,085
Services Company operations	2,582	4,811	6,898
Provision for asset impairment	45,353	7,952	20,337
Severance costs	701	2,525	—
Strategic alternative costs	485	1,561	3,289
Loss on tax indemnification	—	189	1,191
Total expenses	174,860	135,880	146,887
Operating income	22,505	31,416	19,393
Other (expense) income	(953)	2,190	4,587
Interest:			
Expense	(53,386)	(36,977)	(38,886)
Amortization of deferred financing costs	(7,539)	(4,064)	(3,638)
Loss from continuing operations before minority interests	(39,373)	(7,435)	(18,544)
Minority interests	1,054	8,895	11,323
(Loss) income from continuing operations	(38,319)	1,460	(7,221)
Discontinued operations, net of minority interests of $(1,113), $21,818 and $(1,962) in 2003, 2002 and 2001, respectively	2,748	(31,138)	2,870
Loss before (loss) gain on sales of real estate and cumulative effect of change in accounting principle	(35,571)	(29,678)	(4,351)
(Loss) gain on sales of real estate, net of minority interests of $84, $660 and $(118), in 2003, 2002 and 2001, respectively	(646)	(943)	174
Cumulative effect of change in accounting principle, net of minority interests of $218	—	—	(321)
Net loss	(36,217)	(30,621)	(4,498)
Net income allocated to preferred shareholders	(9,000)	(11,280)	(12,150)
Net loss available to common shareholders	$ (45,217)	$(41,901)	$(16,648)

See accompanying notes.

PRIME GROUP REALTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended December 31		
	2003	2002	2001
Basic and diluted earnings available to common shares per weighted-average common share:			
Loss from continuing operations	$ (2.35)	$ (0.62)	$ (1.24)
Discontinued operations, net of minority interests	0.13	(1.99)	0.18
(Loss) gain on sales of real estate, net of minority interests	(0.03)	(0.06)	0.01
Cumulative effect of change in accounting principles, net of minority interests	–	–	(0.02)
Net loss available per weighted-average common share of beneficial interest –basic and diluted	$ (2.25)	$ (2.67)	$ (1.07)
Comprehensive loss:			
Net loss	$ (36,217)	$ (30,621)	$ (4,498)
Other comprehensive loss – interest rate protection agreements			
Cumulative effect of change in accounting principle	–	–	(3,227)
Net unrealized (losses) gains arising during the year	(63)	6,116	(4,521)
Equity in unrealized gains (losses) arising during the year – unconsolidated entities	2,542	(1,344)	(3,629)
Losses reclassified into earnings from other comprehensive income – unconsolidated entities	612	275	322
Comprehensive loss	$ (33,126)	$ (25,574)	$ (15,553)

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(DOLLARS IN THOUSANDS, EXCEPT FOR SHARE/UNIT AND PER SHARE AMOUNTS)

	Preferred Shares Series B	Common Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	(Distributions in Excess of) Retained Earnings	Total
Balance at January 1, 2001	$ 40	$ 156	$ 328,687	$ –	$ (6,970)	$ 321,913
Amortization of restricted stock awards	–	1	705	–	–	706
Exercise of stock options	–	–	22	–	–	22
Net loss	–	–	–	–	(4,498)	(4,498)
Series B - preferred share dividends declared ($1.69 per share)	–	–	–	–	(6,750)	(6,750)
Series A - preferred share dividends declared ($1.13 per share)	–	–	–	–	(2,250)	(2,250)
Series A - preferred share amortized dividend	–	–	–	–	(150)	(150)
Common share dividends declared ($1.01 per share)	–	–	–	–	(15,808)	(15,808)
Conversion of 33,085 common units to common shares (one for one)	–	–	454	–	–	454
Repurchase of 33,085 common shares	–	–	(478)	–	–	(478)
Transition adjustment for change in accounting principle	–	–	–	(3,227)	–	(3,227)
Unrealized loss on derivative instruments	–	–	–	(8,150)	–	(8,150)
Losses reclassified into earnings—unconsolidated entities	–	–	–	322	–	322
Balance at December 31, 2001	40	157	329,390	(11,055)	(36,426)	282,106
Amortization of restricted stock awards	–	–	304	–	–	304
Net loss	–	–	–	–	(30,621)	(30,621)
Series B - preferred share dividends declared ($2.25 per share)	–	–	–	–	(9,000)	(9,000)
Series A - preferred share dividends declared ($1.51 per share)	–	–	–	–	(3,030)	(3,030)
Net unrealized gain on derivative instruments	–	–	–	5,047	–	5,047
Issuance of stock warrants	–	–	633	–	–	633
Balance at December 31, 2002	40	157	330,327	(6,008)	(79,077)	245,439
Conversion of 7,980,899 common units to common shares (one for one)	–	79	50,852	–	–	50,931
Amortization of restricted stock awards	–	–	94	–	–	94
Net loss	–	–	–	–	(36,217)	(36,217)
Net unrealized gain on derivative instruments	–	–	–	3,091	–	3,091
Balance at December 31, 2003	$ 40	$ 236	$ 381,273	$ (2,917)	$ (115,294)	$ 263,338

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Year ended December 31		
	2003	2002	2001
Operating activities			
Net loss	$ (36,217)	$ (30,621)	$ (4,498)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of discount on notes payable	343	290	–
Amortization of costs for leases assumed (included in rental revenue)	2,968	836	767
(Gain) loss on sales of real estate ((gain) loss of $(1,266) and $3,211 in 2003 and 2002, respectively, included in discontinued operations)	(496)	4,814	(292)
Depreciation and amortization (including discontinued operations)	41,453	39,295	42,047
Realized loss on derivatives	–	–	230
Provision for asset impairment (asset impairments of $56,573 and $1,500 in 2002 and 2001, respectively, included in discontinued operations)	45,353	64,525	21,837
Net equity in (income) loss of unconsolidated investments	2,249	(810)	(1,770)
Minority interests (including discontinued operations)	(23)	(31,373)	(9,461)
Cumulative effect of change in accounting principles	–	–	539
Changes in operating assets and liabilities:			
Increase in receivables	(783)	(808)	(7)
(Increase) decrease in other assets	(77)	582	(74)
(Decrease) increase in accrued interest payable	(20,038)	3,333	1,298
Increase in accrued real estate taxes	4,631	2,480	2,094
(Decrease) increase in accounts payable and accrued expenses	(7,881)	(9,229)	2,583
Decrease in other liabilities	(2,196)	(994)	(2,483)
Net cash provided by operating activities	29,286	42,320	52,810
Investing activities			
Expenditures for real estate and equipment	(76,883)	(124,054)	(146,423)
Proceeds from sales of real estate	430,254	26,596	25,413
(Increase) decrease in restricted cash escrows	(13,483)	13,187	(14,496)
Leasing costs	(20,201)	(13,770)	(9,239)
Proceeds from assignment of joint venture interest	–	22,969	–
Net distributions from (contributions to) unconsolidated entities	4,634	(879)	1
Net cash provided by (used in) investing activities	324,321	(75,951)	(144,744)

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

	Year ended December 31		
	2003	2002	2001
Financing activities			
Financing costs	$ (4,838)	$ (2,950)	$ (4,714)
Proceeds from mortgages and notes payable	195,000	20,448	136,237
Repayment of mortgages and notes payable	(318,763)	(35,310)	(115,909)
Repayment of bonds payable	–	(27,150)	–
Proceeds from construction financing	97,155	102,561	105,637
Repayment of construction financing	(305,353)	–	–
Common share repurchase	–	–	(478)
Proceeds from exercise of stock options	–	–	22
Distributions to minority interests – Operating Partnership	–	–	(14,485)
Series A – preferred shares repurchase	–	(5,000)	–
Dividends paid to Series B – preferred shareholders	–	(9,000)	(9,000)
Dividends paid to Series A – preferred shareholder	–	(750)	(3,000)
Dividends paid to common shareholders	–	–	(21,062)
Net cash (used in) provided by financing activities	(336,799)	42,849	73,248
Net increase (decrease) in cash and cash equivalents	16,808	9,218	(18,686)
Cash and cash equivalents at beginning of year	15,800	6,582	25,268
Cash and cash equivalents at end of year	$ 32,608	$ 15,800	$ 6,582

See accompanying notes.

PRIME GROUP REALTY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

During the years ended December 31, 2003, 2002 and 2001, we sold the following net assets:

	Year ended December 31		
	2003	2002	2001
Real estate, net	$ 435,784	$ 145,948	$ 23,843
Deferred rent receivable	3,222	2,826	120
Deferred costs, net	40,085	2,706	225
Restricted escrows	2,526	3,842	(307)
Mortgage notes payable assumed by buyer	–	(113,085)	–
Bonds payable assumed by buyer	–	(5,100)	–
Accrued real estate taxes	(9,644)	(6,089)	(699)
Other liabilities and assets, net	1,908	362	1,939
Net assets	473,881	31,410	25,121
Equity investment in unconsolidated entity retained(1)	(44,123)	–	–
Net assets sold	429,758	31,410	25,121
Proceeds from sales of real estate	430,254	26,596	25,413
Gain (loss) on sales of real estate(2)	$ 496	$ (4,814)	$ 292

(1) Represents our 30% subordinate common equity in the Bank One Center joint venture.
(2) $1.3 million of gain and $3.2 million of loss on sale of real estate during the years ended December 31, 2003 and 2002, respectively, are included in discontinued operations.

The following represents supplemental disclosure of significant noncash activity for the years ended December 31, 2003, 2002, and 2001:

	Year ended December 31		
	2003	2002	2001
Real estate basis reduction due to the exchange of Operating Partnership common units for common shares	$ (24,614)	$ –	$ –
Deferred leasing cost reduction due to the exchange of Operating Partnership common units for common shares	(1,272)	–	–
Real estate additions through the issuance of partnership units to minority interest	–	3,210	–
Real estate additions through the increase in accrued interest payable on construction financing	–	8,162	4,700
Real estate additions through the increase in accrued tenant improvement allowances	–	23,577	2,144
Mortgage notes payable reduction through assumption of debt by buyer of sold properties	–	113,085	–
Bonds payable reduction through assumption of debt by buyer of sold property	–	5,100	–
Repurchase of Series A preferred shares through the issuance of notes payable	–	35,000	–
Dividends paid to Series A preferred shares through the issuance of notes payable	–	2,280	–
Real estate additions through the increase in accounts payable and accrued expenses	–	–	7,694
Net asset additions through consolidation of the Services Company	–	–	2,524
	$ (25,886)	$ 190,414	$ 17,062

See accompanying notes.

1. Summary of Significant Accounting Policies

Formation and Organization of the Company

We were organized in Maryland on July 21, 1997 and intend to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, for Federal income tax purposes. On November 17, 1997, we completed our initial public offering and contributed the net proceeds to Prime Group Realty, L.P. (the "Operating Partnership") in exchange for preferred and common partnership interests.

We are the sole general partner of the Operating Partnership and own all of the preferred units and 88.5% and 58.7% of the common units issued at December 31, 2003 and 2002, respectively. Each preferred unit and common unit entitles us to receive distributions from the Operating Partnership. Distributions declared or paid to holders of common shares and preferred shares are based upon such distributions we receive with respect to our common and preferred units.

Basis of Presentation

Our consolidated financial statements include the Operating Partnership and the other entities in which we have control or from which we receive all economic benefits. We have significant controlling financial interests in the Continental Towers office building located at 1701 Golf Road in Rolling Meadows, Illinois through our ownership of a second mortgage note secured by this property and we consolidate this property.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in corporations and partnerships in which we do not have a controlling financial interest or a majority interest are accounted for on the equity method of accounting. To the extent that our recorded share of losses exceeds our investment in an unconsolidated corporation or partnership, we reflect a deficit investment as a liability in our consolidated financial statements.

Significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current period presentation, with no effect on our consolidated financial position or results of operations.

1. Summary of Significant Accounting Policies (continued)

Real Estate

Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets, which are as follows:

Building and improvements	40 years
Tenant improvements	Term of related leases
Furniture and equipment	3-7 years

Development costs, which include land acquisition costs, construction costs, fees and other costs incurred in developing new properties, are capitalized as incurred. Interest, financing costs, real estate taxes, other direct costs and indirect costs (including certain employee compensation costs and related general and administrative expenses) incurred during development periods are capitalized as a component of the building costs. These costs continue to be capitalized, to the extent they relate to vacant space, for one year following the date the development is placed in service. Subsequent to the one-year period, these costs are fully expensed as incurred. Upon completion of construction, development costs are included in buildings and improvements and are depreciated over the useful lives of the respective properties on a straight-line basis.

Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 144"), we record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets during the expected hold period are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less costs to dispose. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. Property held for future development and property under development are also evaluated for impairment. Impairment is determined for development costs associated with property held for future development and property under development based upon management's assessment that these costs have no future value.

Sales of Real Estate

In accordance with SFAS No. 66, "Accounting for Sales of Real Estate", we recognize gains on sale of real estate using the full accrual method upon sale, provided the sales price is reasonably assured and we are not obligated to perform significant activities after the sale. However, when we agree to assume responsibility for re-leasing sold properties for a period beyond the date of sale and where we use estimates to support our intent to mitigate our net liability, we defer recognition of the gain on sale of real estate until such time as we can more reasonably determine our actual liability with executed subleases.

In accordance with SFAS 144, effective for financial statements issued for fiscal years beginning after December 15, 2001, net income and gain (loss) on sales of real estate for properties sold or properties held for sale subsequent to December 31, 2001 are reflected in our Consolidated Statements of Operations as "discontinued operations" for all years presented.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Costs

Costs incurred in connection with financings, refinancings or debt modifications are capitalized as deferred financing costs and are amortized on the straight-line method over the lives of the related loans. Leasing commissions, lease assumption costs and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and are amortized on the straight-line method over the terms of the related lease agreements. Upon the early extinguishment of debt, remaining deferred financing costs associated with the extinguished debt are fully amortized.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts on a tenant-by-tenant basis using the specific identification method. No general reserve is recorded.

Leases Assumed

In connection with certain tenant leases, we have assumed the liability for the remaining terms of the tenants' existing leases in their previous location. We have recorded a liability for the difference between the total remaining costs for leases assumed and the expected benefits from actual and estimated future subleasing of the assumed lease obligations. The related incentive to the lessee has been capitalized as a deferred cost and is being amortized as a reduction of rental revenue over the life of the respective lease. The deferred cost and related liability are adjusted prospectively for changes in the estimated benefits from subleases.

Rental Revenue

Rental revenue is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. Differences between rental revenue earned and amounts due per the respective lease agreements are credited or charged, as applicable, to deferred rent receivable. Rental payments received prior to their recognition as income are classified as rent received in advance and are included in other liabilities. Lease termination income represents amounts received from tenants in connection with the early termination of their remaining lease obligation reduced by any outstanding tenant receivables (including deferred rent receivable). Unamortized tenant improvements, deferred lease commissions and leasing costs related to terminated leases are recorded as additional depreciation and amortization expense upon lease termination.

1. Summary of Significant Accounting Policies (continued)

Interest Rate Protection Agreements

In the normal course of business, we are exposed to the effect of interest rate changes. We limit these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with our leasing income and other financial assets with interest rates on related debt, and to manage the cost of borrowing obligations. These are principally entered into to comply with requirements under certain of our loan agreements.

We have a policy of only entering into derivative contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, we have not sustained a material loss from those instruments nor do we anticipate any material adverse effect on our net income or financial position in the future from the use of derivatives.

We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with the hedge of an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures, unless the instrument is redesignated as a hedge of another transaction. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period in earnings.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Interest rate hedges that are designated as cash flow hedges, hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or in earnings, depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains and losses are reported in accumulated other comprehensive income. Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification is consistent when the hedged items are also recognized in earnings. Within the next twelve months, we expect to reclassify to earnings approximately $2.6 million of amounts held in accumulated other comprehensive income. If a derivative instrument is terminated or the hedging transaction is no longer determined to be effective, amounts held in accumulated other comprehensive income are reclassified into earnings over the term of the future cash outflows on the related debt.

1. Summary of Significant Accounting Policies (continued)

On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"). SFAS 133, as amended, established accounting and reporting standards for derivative instruments. Specifically SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Upon adoption of SFAS 138 and SFAS 133, we recorded as a cumulative effect of an accounting change a net transition adjustment (unrealized loss) of $0.5 million in net income, and a transition adjustment of $3.2 million as an increase in accumulated other comprehensive loss. In August 2001, the Financial Accounting Standards Board issued final guidance on the accounting for options used as hedged under SFAS 133. This guidance is pursuant to Derivatives Implementation Group ("DIG") Issue No. G20 ("G20"). Provided certain criteria are met, options can be considered fully effective hedging vehicles, with gains and losses due to changes in market value recorded in accumulated other comprehensive income on the balance sheet. On September 1, 2001, we adopted G20 for our interest rate hedge instruments. Any subsequent unrealized gains or losses due to changes in market value of options, such as interest rate caps, have been recorded in the accumulated other comprehensive income.

On December 31, 2003 and 2002, we reported our derivative instruments at their fair value as other assets of $0.2 million and $1.0 million, an increase in deficit investment in unconsolidated entity of $2.6 million and $5.7 million and accumulated other comprehensive loss of $2.9 million and $6.0 million, respectively. We recorded a realized loss of $0.2 million for the year ended December 31, 2001. We incurred a total comprehensive loss of $33.1 million ($1.65 per weighted average share), $25.6 million ($1.63 per weighted average share) and $15.6 million ($1.00 per weighted average share) for the years ended December 31, 2003, 2002 and 2001, respectively.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS includes the potentially dilutive effect, if any, which would occur if outstanding: (i) common share options were exercised, (ii) limited partner common units in the Operating Partnership were exchanged for common shares, (iii) common share grants were fully-vested, and (iv) convertible preferred shares were converted into common shares.

Stock Based Compensation

We account for common share option grants using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is to be recognized for the common share option grants when the exercise price of the options equals the market price of the underlying shares at the date of grant. Under our Share Incentive Plan (the "Plan"), the measurement date is the market price of the underlying shares on the day prior to the date of grant. We have not recorded any compensation expense as the market price differential between the dates has been nominal.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986 ("the Code"), as amended. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute at least 90% of our REIT taxable income to our shareholders. REITs are subject to a number of organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

As of December 31, 2003, for income tax purposes, our real estate had a gross and net basis of $812.8 million and $693.6 million, respectively, mortgage notes receivable had a tax basis of $70.7 million, investment in a real estate mortgage investment conduit had a tax basis of $62.6 million, deferred costs had a gross and net basis of $5.0 million and $2.7 million, respectively, and deferred rent receivable had no tax basis. Our investment in unconsolidated real estate joint ventures, for income tax purposes, had a net basis of $18.9 million.

We account for income taxes payable by the Services Company in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We evaluate quarterly the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

At December 31, 2003 and 2002, the Services Company had deferred tax assets in excess of deferred tax liabilities of $1.0 million and $1.4 million, respectively (included in other assets in the consolidated balance sheet). At December 31, 2003 the Services Company had a net operating loss carry forward for federal tax purposes of approximately $2.3 million which is available to offset future taxable income, if any, through 2021.

2. Asset Impairments

During 2003, 2002 and 2001, we recorded the following provisions for asset impairments (See Note 17 – Segment Reporting to these Consolidated Financial Statements for disclosure of asset impairment by segment):

	December 31		
	2003	2002	2001
	(dollars in thousands)		
Operating properties (1)	$ 44,305	$ 1,749	$ –
Investment in unconsolidated entities (2)	–	495	15,088
Property under development (3)	1,048	5,708	4,924
Property held for sale (4)	–	–	325
	45,353	7,952	20,337
Discontinued operations (5)	–	56,573	1,500
	$ 45,353	$ 64,525	$ 21,837

2. Asset Impairments (continued)

(1) During the fourth quarter of 2003, we recorded an asset impairment of $43.4 million related to our 33 West Monroe Street office property as our anticipated hold period for the property was reduced based upon our decision to pursue a sale, joint venture or other capital transaction during 2004.

During the third quarter of 2003, we entered into an agreement to admit a new 70% joint venture partner to the joint venture which owns the Bank One Center office building, which subsequently closed in October 2003. Also, during the third quarter of 2003, we recorded an asset impairment of $0.9 million representing the difference between our equity in the property and the equity value determined by the acquisition price paid by our joint venture partner for the 70% interest, net of estimated transaction costs.

Also during 2002, we recorded a $1.7 million asset impairment related to an asset (included in other assets) associated with an industrial property as it was determined that the asset no longer had value.

(2) On January 16, 2002, we assigned our interest in a development joint venture to our joint venture partner. We recorded a $15.1 million asset impairment in 2001 to reflect the affect of the then impending assignment based upon our decision not to participate in the development. The $15.1 million asset impairment represented the difference between the balance in our investment in the joint venture and the cash consideration received from our joint venture partner and is included in the corporate/operating partnership segment. On August 23, 2002, we transferred our interest in a second joint venture to another joint venture partner and recorded an asset impairment of $0.5 million related to our investment in that unconsolidated entity.

(3) During 2003, 2002 and 2001, we abandoned or curtailed various development projects and recorded asset impairments of $1.0 million, $4.2 million and $4.7 million, respectively. We also recorded asset impairments of $1.0 million and $0.2 million in 2002 and 2001, respectively, related to certain costs for other development projects that we determined no longer had value to the project. In addition in 2002, we placed one of the development projects on hold and, as a result, the remaining costs, other than those attributable to the fair value of the land, were determined to have no value resulting in additional asset impairment of $0.5 million in 2002.

(4) During 2001, we entered into a letter of intent with a third party to sell approximately 20 acres of land held for development. We recorded an asset impairment during 2001 of $0.3 million reflecting the fair market value of the land, less costs to sell, based upon the contracted price. The sale was consummated in February 2002 and resulted in an additional loss of $0.1 million in 2002.

(5) Discontinued operations for the years ended December 31, 2002 and 2001 include provisions for asset impairment related to properties held for sale or sold. See Note 9 – Discontinued Operations to these Consolidated Financial Statements for a description of these asset impairments.

3. Deferred Costs

Deferred costs consist of the following:

	December 31 2003	December 31 2002
	(dollars in thousands)	
Financing costs	$ 17,690	$ 23,136
Leasing costs	24,547	62,615
	42,237	85,751
Less: Accumulated amortization	(21,158)	(31,808)
	$ 21,079	$ 53,943

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing

Mortgages and notes payable, bonds payable and construction financing consisted of the following:

	December 31 2003	December 31 2002
	(dollars in thousands)	
Mortgage Notes Payable (1), (2):		
Mortgage notes payable to various financial institutions, collateralized by various properties, interest at fixed rates ranging from 7.17% to 8.76% per annum, with principal and interest payable monthly through dates ranging from 2004 through 2013. The weighted average rate at December 31, 2003 was 7.57%	$ 200,012	$ 230,260
Mortgage notes payable to various financial institutions, collateralized by various properties, interest at variable rates ranging from LIBOR (1.12% at December 31, 2003) plus 150 basis points to LIBOR plus 700 basis points per annum, with principal and interest payable monthly through dates ranging from 2004 through 2006. The weighted average rate at December 31, 2003 was 4.81%	347,908	384,143
Total mortgage notes payable	547,920	614,403
Notes Payable (3):		
Notes payable to SCPG, an exchangeable note, (the "Exchangeable Note") in the principal amount of $37,280 and (ii) a non-exchangeable note (the "$20M Note") in the principal amount of $20,000 less unamortized debt discount of $343	–	56,937
Total mortgages and notes payable	$ 547,920	$ 671,340
Bonds Payable: (2), (4):		
Variable rate tax-exempt bonds issued by various state and local government authorities	$ 24,900	$ 24,900
Construction Financing: (5)		
Construction mezzanine facility to a financial institution, interest at a fixed rate of 12% per annum with an additional accrual rate ranging from 9.5% to 13%	$ –	$ 60,820
Construction loan facility to a financial institution, interest at a variable rate of LIBOR plus 265 basis points per annum	–	147,378
Total construction financing	$ –	$ 208,198

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing (continued)

(1) The mortgages and notes payable are subject to various operating and financial covenants. In addition, we are required to periodically fund and maintain escrow accounts, to make future real estate tax and insurance payments, as well as to fund certain tenant releasing costs and capital expenditures. These are included in restricted cash escrows.

(2) All of our operating real estate assets and mortgage notes receivable have been pledged as collateral for our mortgages and notes payable, and bonds payable.

(3) On July 16, 2002, we and our Operating Partnership closed a transaction with Security Capital Preferred Growth ("SCPG"). See Note 8 – Preferred Shares to these Consolidated Financial Statements for a description of this transaction and related issues. The initial total interest rate on the Exchangeable Note was 11.50% per annum, which increased to 12.00% per annum on August 6, 2002, to 12.50% per annum on November 4, 2002, and to 12.75% per annum on February 2, 2003, and were compounded quarterly. The interest rate on the $20M Note was 15.00% per annum. Interest only payments on the Exchangeable Note and the $20M Note were paid on a quarterly basis at a rate of 7.50% per annum, with the balance of the total interest being due at maturity on July 15, 2003. Each of the notes also had a fee of 0.75% for any principal repayments, whether at maturity or earlier.

The Exchangeable Note and the $20M Note provided for extensions for up to two periods of six months each, provided that, among other things, the aggregate outstanding principal amount of the notes at the time of the first extension was not greater than $40.0 million and at the time of the second extension was not greater than $25.0 million. In January 2003, we repaid $3.0 million of the Exchangeable Note out of the proceeds of the November 2002 sale of our Centre Square I property. In March 2003, we repaid an additional $8.5 million out of proceeds of the refinancing of our IBM Plaza property. We also used $7.6 million of the proceeds from the sale of our National City Center property in June 2003, plus $0.2 million of additional funds, to pay down one of the SCPG loans (including accrued interest of $1.7 million) and to pay an extension fee of $0.2 million to extend the maturity dates of both of the SCPG loans until January 12, 2004. We repaid both the remaining balance of the Exchangeable Note and the $20.0M Note on October 8, 2003 utilizing proceeds from the sale of a 70% interest in our Bank One Center property.

(4) Under the terms of a $25.2 million letter of credit facility that provides support for certain industrial revenue bonds, we are required to maintain, on a quarterly basis, a cash collateral escrow in an amount equal to the difference between $25.2 million and the Future Lease Value as defined in the loan documents, calculated in accordance with the terms of the letter of credit facility. As of December 31, 2003, we had deposited $4.0 million into the cash collateral escrow. On August 4, 2003, we amended the terms of the letter of credit facility with respect to the calculation of the Future Lease Value and agreed that the amount of the cash collateral escrow would be equal to the greater of (i) the difference between $25.2 million and the Future Lease Value, or (ii) $4.0 million. As of December 31, 2003, we had a total of $4.0 million on deposit in the cash collateral escrow.

These bonds mature on June 1, 2022. Under the terms of the bond loan agreements, we make interest-only payments monthly, calculated using a floating rate determined by the remarketing agent of the bonds. The rates ranged from 0.78% to 1.56% during 2003, 1.20% to 2.02% in 2002 and 1.33% to 4.98% during 2001. The rate at December 31, 2003 was 1.22%. The maximum annual interest rate on the bonds is 13.0%. Under certain conditions, the interest rate on the bonds may be converted to a fixed rate at our request.

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing (continued)

The bondholders may tender bonds on any business day during the variable interest rate period discussed above and receive principal, plus accrued interest, through the tender date. Upon tender, the remarketing agent will immediately remarket the bonds. In the event the remarketing agent fails to remarket any bonds, we are obligated to purchase those bonds. The remarketing agent receives a fee of 0.11% per annum of the outstanding bonds balance, payable quarterly in advance.

(5) Simultaneous with the admittance of our joint venture partner to the joint venture which owns Bank One Center, the joint venture closed on a new $270.0 million mortgage loan with a new lender, $247.5 million of which was funded at closing. These funds, together with proceeds from the joint venture transaction, were used to repay in full the outstanding Bank One Center construction financing. This included a repayment to the construction lender of $169.8 million (including accrued interest) and a repayment of $80.7 million to the mezzanine lender which included $75.0 million of principal, a $2.7 million yield maintenance charge, $2.2 million of accrued interest and a $0.8 million exit fee.

IBM Plaza Refinancing. On March 10, 2003, we obtained a $195.0 million loan secured by a first mortgage encumbering this office property. The loan retired both the existing senior and mezzanine loans encumbering the property. The loan does not require any scheduled repayments of principal prior to maturity. The loan has an interest rate of 285 basis points over one-month LIBOR, provided that the first $160.0 million of principal has a minimum LIBOR rate of 2.0% and the remaining $35.0 million of principal has a minimum LIBOR rate of 3.0%. As required by the loan documents, we obtained an interest rate cap of LIBOR at 6.6% for the term of the loan. At closing, we paid the lender a financing fee of 1.0% of the principal amount of the loan. The loan may not be prepaid during the first twelve months of its term, but may be prepaid in whole or in part thereafter, without any prepayment penalty.

We used the net proceeds from the loan to (i) repay in full a $30.3 million mezzanine loan relating to the property which accrued interest at 11.75% per year, (ii) repay in full a $150.8 million first mortgage loan (including an exit fee of $0.8 million) encumbering the property which accrued interest at 170 basis points over one-month LIBOR per year, (iii) fund real estate tax, insurance and capital improvement escrows of $2.5 million as required under the terms of the loan, and (iv) pay $8.5 million in partial repayment of the Bank One Center mezzanine note, plus $0.4 million of accrued interest and a $60,000 exit fee, with the remainder available for general corporate purposes.

The parking garage for the property is located on land which we lease under a ground lease with a third party. In order to obtain certain modifications to the ground lease that were required by the lender of the loan, we agreed to increase the rent under the ground lease from $10,278 per month to $18,389 per month for its remaining term which ends in April 2019. One year of this rent was required to be prepaid at closing.

Pursuant to the terms of the loan, we are required to make monthly escrow deposits for real estate taxes, insurance and ground rent. In addition, commencing in January 2004, the lesser of $450,000 or available cash flow of the property per month is being deposited into a tenant improvement/leasing commission reserve account (the "Account"). If there is available cash flow in excess of $450,000, any amounts in excess of $450,000 are required to be deposited into the Account to the extent any prior month(s) deposits were less than $450,000. If a certain leasing benchmark provided by the loan is not satisfied at the property by August 9, 2005, all net cash flow from the property is required to be deposited into the Account until an aggregate of $15.0 million has been deposited in the Account. However, in such event, if an aggregate of $9.0 million has not been deposited in the account by August 9, 2005, we are required to deposit any shortfall into the Account at that time. If an aggregate of $15.0 million has not been deposited by August 9, 2006, we are required to deposit any shortfall into the Account at that time. If the leasing benchmark is satisfied by August 9, 2005, $6.0 million must have been deposited into the Account and, if not, we are required to deposit any shortfall into the Account at that time. Letters of credit may be provided in lieu of cash deposits to the Account.

Under the terms of the loan, the lender had the option of dividing the loan into a mortgage loan and a mezzanine loan so long as the aggregate principal amount, weighted average interest rate, debt service payments and other terms and conditions of the two loans were the same as the loan. On May 28, 2003, the lender exercised this option by having an affiliate of the lender (the "Mezzanine Lender") extend a $64.8 million mezzanine loan to one of our subsidiaries (the "Mezzanine Borrower"). The Mezzanine Borrower is the owner of all of the limited liability company interests of our affiliate owning the property (the "IBM Plaza Owner") and the mezzanine loan is secured by a pledge of these limited liability company interests. The proceeds of the mezzanine loan were used to reduce the outstanding principal amount of the first mortgage loan.

As with the first mortgage loan, the mezzanine loan has a term of three years from March 10, 2003. The loan and the mezzanine loan each have two one-year extension options exercisable for a fee of 0.25% of the amount of the respective loan for each extension. The mezzanine loan does not require any scheduled repayments of principal prior to maturity. The mezzanine loan has an interest rate of 5.70% over one-month LIBOR with a minimum LIBOR rate of 2.0%. The mezzanine loan may not be prepaid until March 10, 2004, but may be prepaid in whole or in part thereafter, without any prepayment penalty.

Simultaneous with the making of the mezzanine loan, the lender amended the terms of the initial loan to, among other things, reduce the principal amount thereof to $130.2 million and modify the interest rate applicable thereto to 1.43195% over one-month LIBOR with a minimum LIBOR rate of 2.2688%. This results in a blended minimum annual interest rate equal to the 5.03% in effect for the loan immediately prior to the creation of the separate loans. As required by the loan documents, we have obtained an interest rate cap of LIBOR at 6.6% for the term of the loan and the mezzanine loan.

The Operating Partnership has guaranteed $4.0 million of the principal amount of the mezzanine loan. In connection with this $4.0 million guaranty, the lender released the Operating Partnership from its $4.0 million guaranty of the first mortgage loan.

Under both the first mortgage loan and the mezzanine loan, the Operating Partnership, the IBM Plaza Owner and the Mezzanine Borrower have agreed to guaranty the cost of any remediation of asbestos required in connection with the leasing of the property up to a maximum amount of $6.0 million in the aggregate, and place $3.0 million in escrow from the cash flow from the property in 24 equal installments of $125,000 which commenced in January 2004 to secure the cost of any necessary remediation in the future. The property currently contains asbestos in the form of non-friable spray-on insulation located on the decking and beams of the building. We have been informed by our environmental consultants that the asbestos in the property is not friable and no remediation of the asbestos is necessary.

Bank One Center Refinancing. The Bank One Center mezzanine loan was secured by an assignment of membership interests in our affiliate which owned Bank One Center. The loan, combined with $1.5 million of our own funds, retired a previous mezzanine loan (the "Retired Loan") secured by the property and related accrued interest. Our guarantees and financial covenants under the loan were substantially the same as those contained in the Retired Loan. This loan was subsequently repaid in connection with the refinancing of the property as described below.

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing (continued)

Simultaneous with the admittance of our joint venture partner to the joint venture which owns Bank One Center, the joint venture closed on a new $270.0 million mortgage loan with a new lender, $247.5 million of which was funded at closing. These funds, together with proceeds from the joint venture transaction, were used to repay in full the outstanding Bank One Center construction financing. This included a repayment to the construction lender of $169.8 million (including accrued interest) and a repayment of $80.7 million to the mezzanine lender which included $75.0 million of principal, a $2.7 million yield maintenance charge, $2.2 million of accrued interest and a $0.8 million exit fee. See Note 16 – Investments in Unconsolidated Joint Ventures for a discussion of the terms of the new loan.

Security Capital Preferred Growth Debt Retirement. We retired outstanding debt totaling $57.3 million with SCPG from the proceeds of the sale of the National City Center property ($5.9 million), the sale of a 70% interest in the Bank One Center joint venture ($40.0 million), the refinancing of our IBM Plaza property ($8.5 million) and the sale of the Centre Square I property ($2.9 million) in late 2002.

Other Indebtedness Transactions. On January 16, 2003, a $157.5 million interest rate collar agreement pertaining to our 50% common interest in an unconsolidated real estate joint venture which owns an office property located at 77 West Wacker Drive, Chicago, Illinois was assigned to a different financial institution for a fee of $0.1 million and modified such that the joint venture would need to make cash escrow deposits only to the extent that the liability that results from changes in the instrument's market value exceeds $20.0 million. As a result, previously escrowed funds totaling $6.9 million were returned to the joint venture.

On February 19, 2003, we extended the maturity dates of two mezzanine loans having a combined principal amount of $32.5 million from the same lender. The two loans consisted of a $20.0 million loan having a previous maturity date of June 30, 2003 and a $12.5 million loan having a previous maturity date of November 15, 2003. Our ownership interests in the 208 South LaSalle Street, National City Center and Jorie Plaza properties secured the $20.0 million mezzanine loan while the $12.5 million mezzanine loan is secured by our ownership interest in our 33 West Monroe Street property. In June 2003, we repaid $8.1 million of the $20.0 million mezzanine loan utilizing a portion of the proceeds from the sale of our National City Center property. These loans are guaranteed by our Operating Partnership. The maturity dates for both of the loans were extended until November 15, 2004 at interest rates of LIBOR plus 7.00%.

In May 2003, we made a principal payment of $7.0 million on our first mortgage loan secured by our 33 West Monroe Street property. This payment was funded by an escrow established at the time of the Arthur Andersen LLP lease termination (see further discussion of the termination under "Arthur Andersen Lease Termination" below) and was pursuant to an agreement made with our lender at the time of the termination.

On August 4, 2003, we made a principal payment of $0.2 million on the $5.7 million mortgage note payable secured by 100% of our ownership interest in the property at 1455 Sequoia Drive, Aurora, Illinois, and extended the maturity date of the principal balance of $5.6 million until May 31, 2004 for a fee of $19,000. In order to obtain the extension, we also funded an escrow account for $0.6 million to secure the payment of future tenant improvements.

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing (continued)

On October 31, 2003, we amended a $4.1 million mortgage loan collateralized by our property located at 200 South Mitchell Court, Addison, Illinois, and guaranteed by our Operating Partnership. Under the amendment, the maturity date of the loan was extended for two years through September 1, 2005 for a fee of $40,000. In addition, the financial covenant requirements in the guaranty were eliminated.

Interest Rate Protection Agreements. We have entered into the following interest rate cap agreements:

Loan Associated with	Notional Amount as of December 31, 2003	Capped LIBOR Rate	Effective Date	Expiration Date
180 North LaSalle Street,				
REMIC Certificate A (1)	$ 60,000,000	7.25%	3/01/01	1/15/04
33 West Monroe Street				
First Mortgage Loan (2)	67,000,000	6.50	1/31/03	10/31/04
Jorie Plaza & 208 South LaSalle Street				
Mezzanine Loan (3)	11,900,000	7.50	7/01/03	11/15/04
33 West Monroe Street				
Mezzanine Loan	11,900,000	4.50	11/15/03	11/15/04
None (4)	230,000,000	7.40	1/22/02	1/05/04
IBM Office Plaza				
First Mortgage/Mezzanine Loans	195,000,000	6.60	2/21/03	3/15/06

(1) This expired on January 15, 2004, concurrent with the refinancing of the underlying loan.

(2) The original notional amount of this interest rate cap was $67.0 million. On May 27, 2003, $7.0 million of the loan hedged by this derivative was repaid and a notional amount of $7.0 million of the interest rate cap was de-designated as a cash flow hedge and will be marked-to-market through earnings each period. The impact of the change in value for 2003 was nominal.

(3) In June 2003, this agreement was extended to January 15, 2004 and the notional amount was reduced to $11.9 million as $8.1 million of the underlying loan hedged by this derivative instrument and secured by the National City Center property was repaid upon sale of the property.

(4) The interest rate cap agreement related to the Bank One Center office property expired on January 5, 2004. As previously discussed, the underlying loan was refinanced concurrent with the October 8, 2003 admittance of our joint venture partner to the entity which owns this property.

No amounts were received under the terms of any of the interest rate protection agreements in 2003, 2002 and 2001.

Amortization of Principal. During 2003 we made payments totaling $4.5 million for amortization of principal for loans on various properties.

Other. We have provided guarantees ranging from 25% to 100% of the outstanding principal balances on certain mortgage and notes payable and bonds payable. As of December 31, 2003, the guarantees related to unconsolidated joint ventures totaled $5.4 million. In March 2001, we entered into an agreement to amend a loan collateralized, in part, by a pledge of the first mortgage loan that

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing (continued)

we held and which was secured by the property known as 180 North LaSalle Street in Chicago, Illinois. The original commitment under the loan was $64.0 million of which $52.0 million had been disbursed. Under the terms of the amendment, the maximum loan amount was reduced to $60.0 million and the remaining $8.0 million of borrowing availability was funded. Restricted cash escrows at December 31, 2003 and 2002 include $3.5 million and $3.5 million, respectively, related to this loan for future capital expenditures, tenant improvements and lease commissions.

As part of the agreement, we agreed to allow the lender to securitize the loan by utilizing a Real Estate Mortgage Investment Conduit ("REMIC"), if desirable. The REMIC closed on October 30, 2001 and matured on January 15, 2004. The lender transferred the first mortgage loan to the REMIC. The principal amount of the REMIC was $113.7 million and was comprised of three classes of certificate holders. Class "A" certificates represented the original first mortgage holder owning a $60.0 million priority interest, Class "B" certificates which were owned by us and represented a $53.7 million interest subordinate to the Class A certificates, and the Class "R" certificates represented any residual amounts due to us upon any sale of the property should net proceeds exceed $113.7 million. The interest rate on the Class "A" certificate was LIBOR plus 3.75% and the interest note on the Class "B" certificate was equal to the difference between (i) 16.22% and (ii) the product of LIBOR multiplied by 1.1179. Our Services Company acted as the loan servicer for the REMIC and we accounted for our ownership interest on a consolidated basis. On January 15, 2004, we refinanced the REMIC with the proceeds of a first mortgage loan and concurrent with the loan closing acquired fee title ownership in the property. See Note 18 – Subsequent Events to these Consolidated Financial Statements.

Certain mortgage and notes payable, bonds payable and construction financing are subject to various financial covenants including minimum cash balances and debt service coverage ratios. In addition, certain loans contain cross-default provisions whereby a default under the covenants related to one loan agreement would also result in a default under the provisions of one or more loans. See Note 5 – Debt Covenants to these Consolidated Financial Statements for a description of our various debt covenants.

The following represents our future minimum principal payments due on our mortgage and notes payable and bonds payable outstanding at December 31, 2003 (dollars in thousands):

Year Ending December 31	Amount
2004	$ 94,037
2005	67,915
2006	198,799
2007	28,994
2008	45,092
Thereafter	137,983
	$ 572,820

Certain mortgage notes payable and notes payable require loan exit fees be paid upon repayment of the debt obligation. As of December 31, 2003, accrued loan exit fees totaled $0.8 million.

During the years ended December 31, 2003, 2002 and 2001, we wrote-off unamortized deferred financing costs of $3.2 million, $0.8 million and $0.1 million, respectively, (included in amortization of deferred financing costs). These write-offs resulted from mortgage notes, bonds payable and a line of credit that were repaid or refinanced.

4. Mortgages and Notes Payable, Bonds Payable and Construction Financing (continued)

Total interest paid on mortgage and notes payable and bonds payable was $78.5 million, $62.5 million, and $69.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. During the years ended December 31, 2003, 2002 and 2001, we incurred interest expense of $58.4 million, $74.0 million and $75.7 million, respectively, of which $3.7 million, $29.9 million and $23.9 million, respectively, was capitalized related to development projects.

5. Debt Covenants

In order to obtain certain covenant modifications in 2002 related to our original construction and mezzanine loans for Bank One Center, we agreed with the Bank One Center lenders to establish an escrow account (the "Citadel Escrow") to secure the payment of certain costs associated with the subleasing of the space leased by Citadel Investment Group, L.L.C. ("Citadel") at One North Wacker Drive in Chicago, Illinois, which obligation was undertaken by us in connection with Citadel's lease of space in the Bank One Center project. See Note 6 – Leases to these Consolidated Financial Statements for description of our Citadel lease obligation. We agreed, beginning January 2003, to make monthly escrow payments of $1.0 million per month to an account to be used to pay these costs.

We pre-funded $4.0 million of these costs into the escrow which were subsequently applied to the monthly payments for June, July, August and September of 2003. On March 19, 2003, we refinanced the Bank One Center mezzanine loan with the proceeds of a $75.0 million mezzanine loan and $1.5 million of our funds. In conjunction with this refinancing, the construction lender and new mezzanine lender restructured our escrow deposit obligations relating to the Citadel Reimbursement Obligations as follows. Prior to the closing of the mezzanine loan, the construction lender held $12.6 million in escrows relating to the Bank One Center project. At the closing of the new mezzanine loan, all of these funds were deposited into a new account held by the construction lender (the "New Citadel Escrow"). Additionally, we were required to make additional monthly deposits into the New Citadel Escrow in the amount of $0.8 million per month beginning April 2003 and continuing through and including January 2004. Upon Citadel's occupancy at Bank One Center, the construction lender deposited a $0.5 million leasing commission due and payable to us in connection with the Citadel lease into the New Citadel Escrow. Upon satisfaction of certain conditions contained in the construction and mezzanine loan documents, funds in the New Citadel Escrow were to be used in the future to pay for certain tenant improvement and leasing commission costs associated with the subleasing of the Citadel space at One North Wacker Drive and, after February 1, 2004, to pay for the Citadel Reimbursement Obligations. Simultaneous with the admittance of our joint venture partner to the joint venture which owns Bank One Center, the joint venture closed on a new $270.0 million mortgage loan with a new lender, $247.5 million of which was funded at closing. Immediately prior to closing on the refinancing, the balance in the New Citadel Escrow was approximately $15.2 million. Simultaneous with closing, $2.3 million of the funds in the New Citadel Escrow were released to us leaving a balance of approximately $12.9 million.

On August 23, 2002, we transferred our 10% ownership interest in Pine Meadow, LLC to our joint venture partner. In consideration of this transfer, we were released from our obligations under the joint venture agreement and the documents that evidenced and secured a $9.3 million construction mortgage loan encumbering the property.

Under the terms of an $11.8 million mezzanine note payable collateralized by our 33 West Monroe Street property and an $11.9 million mezzanine note payable collateralized by three of our other properties, we are required to limit the amount of distributions that can be paid on our preferred and common shares and units to a maximum of 90% of funds from operations (as defined in the relevant loan documents) for each calendar year. For purposes of this limitation, distributions on our Series B Shares are assumed to have occurred whether or not they are actually paid. In March 2004, this provision was modified such that provisions for asset impairment and writeoffs of deferred financing fees (other than due to regular amortization) are excluded from the computation of funds from operations beginning with the quarter ended December 31, 2003.

The financial covenants contained in many of our loan agreements and guarantee agreements with our lenders include minimum ratios for debt service coverage and liabilities as a percentage of total assets, as well as minimum net worth levels, limits as to recourse indebtedness and numerous other financial covenants. In some past quarters, we have failed to meet certain of these covenants and, after negotiations with our lenders (and in certain instances, after agreeing to post additional cash collateral, provide other security and/or otherwise modify the terms of the relevant loans), we have obtained the necessary loan modifications and/or waivers. We did not comply with these ratios with respect to two of our mezzanine loans and the letter of credit facility supporting our industrial revenues bonds for the quarter ended December 31, 2003 and do not expect to comply for the quarter ended March 31, 2004. We have obtained waivers or modifications of these requirements for these periods. Compliance with these covenants for the remainder of 2004 is highly dependent on our financial results (including but not limited to a failure of one or more of our significant tenants to pay rent when due) and could be impacted by future capital events such as asset sales, debt refinancings and new debt or equity transactions. There can be no assurances that our financial results will be sufficient to enable us to meet these covenants in the future and, if we do not meet a covenant, whether appropriate loan modifications or waivers can be obtained.

Certain loans contain cross-default provisions whereby a default under the covenants related to one loan agreement would also result in a default under the provisions of one or more other loans. Failure to meet a covenant could result in a requirement for a principal paydown, accelerated maturity, increased interest rate, additional collateral or other changes in terms.

6. Leases

We have entered into lease agreements with tenants with lease terms ranging month-to-month to twenty years at lease inception. The leases generally provide for tenants to share in increases in operating expenses and real estate taxes in excess of specified base amounts. Approximately 20%, 30% and 27% of rental revenue for the years ended December 31, 2003, 2002 and 2001, respectively, was received from five tenants.

The total future minimum rentals to be received by us under such noncancelable operating leases in effect at December 31, 2003, exclusive of tenant reimbursements and contingent rentals, are as follows (dollars in thousands):

Year Ending December 31	Amount
2004	$ 79,070
2005	76,125
2006	64,996
2007	52,569
2008	47,321
Thereafter	128,376
	$ 448,457

As a part of lease agreements entered into with certain tenants, we assumed these tenants' leases at their previous locations and subsequently executed subleases for certain of the assumed lease space. One of these leases is a lease the Bank One Center joint venture has with Citadel Investment Group L.L.C. ("Citadel"). We have agreed to reimburse the joint venture for its obligation to

6. Leases (continued)

reimburse Citadel for the financial obligations, consisting of base rent and the pro rata share of operating expenses and real estate taxes, under Citadel's preexisting lease (the "Citadel Reimbursement Obligation") for 161,488 square feet of space at the One North Wacker Drive office building in downtown Chicago, Illinois. The Citadel Reimbursement Obligation includes an estimated nominal gross rental obligation of $84.0 million over the term of the lease. Although we have sold 70% of our investment in Bank One Center to a joint venture partner, we have retained 100% of this liability. The landlord at One North Wacker Drive is obligated to provide us with $47.50 per square foot in a tenant improvement allowance for any subleases we consummate.

Through February 2004, we have executed subleases at One North Wacker Drive totaling 161,245 square feet of space to partially mitigate our obligation under the Citadel Reimbursement Obligation. As a requirement under one of the subleases for 27,826 square feet, we escrowed a total of $1.1 million with the owner of One North Wacker Drive as security for the payment of the difference between the rental amount payable under the Citadel lease and this sublease. This escrow is being returned to us pro-rata over the life of this sublease, of which $0.1 million has been received through December 31, 2003. Liabilities for leases assumed at December 31, 2003 includes $8.7 million related to the Citadel Reimbursement Obligations, which represents our estimate of a net obligation of $20.9 million after actual and estimated future subleasing, net of payments we made through December 31, 2003 on these obligations of $12.2 million.

In connection with another sublease for 55,494 square feet, we assumed two lease obligations, at two Chicago office buildings owned by third parties, with gross rental obligations of approximately $2.9 million. In July 2003, we paid a lease termination fee of $0.3 million on one of the two leases and subsequently made payments of $0.6 million which reduced our gross rental obligation on the remaining lease to $2.0 million at December 31, 2003. We intend to attempt to partially mitigate our financial obligations under the remaining lease by subleasing the space.

On November 26, 2001, we finalized a lease with a tenant for space in Continental Towers, our office buildings located in Rolling Meadows, Illinois. We have agreed to reimburse the tenant for a portion of the financial obligations consisting of base rent and the pro rata share of operating expenses and real estate taxes, under the tenant's lease for occupancy executed at an office building located in downtown Chicago, Illinois. As of December 31, 2003, this lease has a remaining estimated gross rental obligation of approximately $3.4 million. On February 14, 2003, we leased the space for the remainder of the lease term subject to the tenant's option to terminate the lease effective as of any date after February 29, 2004, by providing us with six months prior written notice. We have approximately $2.1 million in liabilities for leases assumed at December 31, 2003, representing an estimate of our net liability related to this obligation.

During 1999, we sold ten properties in a single transaction resulting in a deferred gain of $3.1 million. As a condition of the sale, we agreed to assume responsibility for re-leasing two of the properties for a period of five years after the expiration in 2000 and 2001 of the then existing tenant leases. Our remaining nominal gross lease obligation at December 31, 2003 is approximately $7.9 million. During 2002, we released one of the properties and revised our leasing assumptions related to the second property. Correspondingly, the remaining deferred gain was reduced to zero at December 31, 2002 and we recorded a loss on the sale of real estate of $1.3 million in 2002. In 2003 we further revised our leasing assumptions and recorded an additional loss on the sale of real estate of $0.6 million. At December 31, 2003 and 2002, we have a net liability of approximately $3.0 million and $3.5 million, respectively, in liabilities for leases assumed, representing our estimate of the remaining net liability anticipated related to this obligation.

6. Leases (continued)

Future minimum rental payments (exclusive of tenant reimbursements) to be paid by us under leases assumed, net of subleases executed through December 31, 2003, are as follows:

Year Ending December 31	Gross Amount	Executed Subleases	Net Amount
	(dollars in thousands)		
2004	$ 8,146	$ 4,909	$ 3,237
2005	7,912	5,473	2,439
2006	6,863	5,509	1,354
2007	5,220	4,400	820
2008	5,310	4,479	831
Thereafter	19,311	14,958	4,353
	$ 52,762	$ 39,728	$ 13,034

We have an operating lease with the joint venture which owns the 77 West Wacker Drive property for our corporate office space as well as equipment leases, including overhead crane equipment for certain of our industrial properties. Future minimum lease payments to be paid by us on these operating lease obligations in effect at December 31, 2003 are as follows:

Year Ending December 31	Amount
(dollars in thousands)	
2004	$ 2,604
2005	1,971
2006	1,931
2007	1,714
2008	636
Thereafter	1,787
	$10,643

In February 2003, we entered into lease termination agreements with Arthur Andersen LLP ("Arthur Andersen") whereby Arthur Andersen was released from its remaining lease obligations at two of our properties subsequent to December 31, 2002 in exchange for total termination payments consisting of $32.4 million for the 33 West Monroe Street property lease and $1.1 million for the IBM Plaza property lease. The agreements also provided we could retain previously paid rent for the month of January 2003 which was recorded as rental revenue. In addition, in May and June 2003, we received real estate tax refunds for prior years taxes on the 33 West Monroe Street property, of which $1.5 million related to the Arthur Andersen space. As part of the lease termination agreement, Arthur Andersen relinquished its right to these funds. As required by the lender for the 33 West Monroe Street property, the $32.4 million termination payment was deposited into an escrow that may be utilized as follows: (i) up to a maximum of $8.1 million to be utilized to fund debt service and operating deficits at the 33 West Monroe Street property; (ii) $7.0 million is to be utilized to repay principal on the loan collateralized by the property ninety-one days following the receipt of the proceeds; and (iii) the remainder (including any remaining portion of the $8.1 million discussed under (i)) is available to fund future tenant improvements and other re-leasing costs at the property. On May 27, 2003, in accordance with (ii) above, $7.0 million was utilized to repay a portion of the principal on the first mortgage loan secured by the 33 West Monroe Street property. In addition, the $8.1 million in (i) above has been fully drawn to fund debt service and operating deficits at this property during 2003.

In connection with these terminations, we recorded lease termination fee income of $29.7 million in 2003, which represents the termination payments described above less outstanding receivables (including deferred rent receivable) related to these leases.

7. Minority Interests

Primestone Investment Partners L.P. ("Primestone"), an affiliate of The Prime Group, Inc. ("PGI"), previously owned 7,944,893 limited partner common units (the "Primestone Units") of the Operating Partnership. PGI is a privately held company controlled by Mr. Michael W. Reschke, the former Chairman of our Board. Mr. Reschke resigned as Chairman on April 8, 2002 and resigned from our Board on April 17, 2003. On April 30, 2002, Vornado PS, L.L.C. ("Vornado PS"), a lender to Primestone who had a lien on the Primestone Units, held a foreclosure auction of the Primestone Units and acquired all of the units for $8.35 per common unit. Vornado PS subsequently assigned 3,972,446 (the "Cadim Units") of the Primestone Units to Cadim Acquisition, LLC ("Cadim Acquisition") and retained the remaining 3,972,447 units (the "Vornado Units").

On June 11, 2003, we issued to Vornado PS, L.L.C. ("Vornado PS"), in connection with the exercise by Vornado PS of certain exchange rights, 3,972,447 of our common shares. Simultaneous with the issuance of the common shares to Vornado PS, we cancelled the 3,972,447 common units in our Operating Partnership held by Vornado PS which were exchanged for the common shares.

On June 13, 2003, we issued to Cadim Acquisition, LLC ("Cadim Acquisition"), in connection with the exercise by Cadim Acquisition of certain exchange rights, 3,972,446 of our common shares. Simultaneous with the issuance of the common shares to Cadim Acquisition, we cancelled the 3,972,446 common units in our Operating Partnership held by Cadim Acquisition which were exchanged for the common shares.

The Vornado PS and Cadim Acquisition exchanges of common units for common shares resulted in an increase in our ownership of our Operating Partnership by 29.8%. The transaction price recorded for the units purchased was our common share price on the date of notices from Vornado PS and Cadim Acquisition (May 23, 2003 – $6.37 per share) of the exercising of their respective exchange rights. The difference between the transaction price and the book value of these equity accounts at the Operating Partnership level has been recorded as a reduction of the carrying value of our real estate and other assets as follows: a reduction in minority interest reflected in our consolidated balance sheet of $76.5 million, an increase in our shareholder's equity of $50.6 million and a reduction in real estate and other assets of $25.9 million. The determination of the allocation of this reduction was based on our estimate of the fair market value of each asset.

8. Preferred Shares

We are authorized to issue up to 30,000,000 of non-voting preferred shares of beneficial interest in one or more series. Concurrent with our initial public offering of November 17, 1997, we completed a private placement with SPCG of our 2,000,000 Series A-Cumulative Convertible Preferred Shares of beneficial interest ("Series A Shares") with a $0.01 par value. On June 5, 1998, we completed the sale of 4,000,000 Series B-Cumulative Redeemable Preferred Shares of beneficial interest ("Series B Shares") with a $0.01 par value.

On January 31, 2002, we paid distributions of $0.375 per Series A Share and $0.5625 per Series B Share to shareholders of record on January 18, 2002.

On February 22, 2002, we amended the dividend rate on our Series A Shares, and agreed to pay a deferral payment, as defined, of 3.5% of the $40.0 million aggregate liquidation value of the outstanding Series A Shares. The deferral payment increased by 0.50% on May 8, 2002 and compounded quarterly beginning March 31, 2002.

8. Preferred Shares (continued)

On July 16, 2002, we and our Operating Partnership closed a transaction with SCPG. Prior to the closing, SCPG was the sole holder of our Series A Shares. At the closing, our Operating Partnership purchased all of the Series A Shares for a total redemption price of $42.3 million through the issuance of two notes payable described below (which represents the $40.0 million liquidation preference of the Series A Shares plus accrued distributions, including the accrued deferred payment amount, to the date of redemption).

Our Operating Partnership issued to SCPG (i) an exchangeable note (the "Exchangeable Note") in the principal amount of $37.3 million and (ii) a nonexchangeable note (the "$20M Note") in the principal amount of $20.0 million. Our Operating Partnership purchased the Series A Shares by issuing the Exchangeable Note to SCPG and paying SCPG $5.0 million of the proceeds from the $20M Note. The principal amount of the Exchangeable Note was exchangeable by its terms for our common shares at an exchange price of $20.00 per share, subject to anti-dilution adjustments. Approximately $6.8 million of the proceeds from the $20M Note were used to fund the payment of distributions on our Series B Shares for the first, second and third quarters of 2002. The balance of the loan proceeds was used to fund certain escrow accounts described below, pay expenses related to the transactions and for general corporate purposes.

As part of the foregoing transactions, we issued to SCPG Series A-1 warrants to purchase up to 500,000 common shares at $9.00 per share and Series A-2 warrants to purchase up to 500,000 common shares at $7.50 per share. The Series A-1 warrants expired April 1, 2003. We also issued to SCPG Series B and Series C warrants. The Series B warrants allow SCPG to purchase 250,000 common shares at $10.00 per share and the Series C warrants allow SCPG to purchase up to 250,000 common shares at $12.50 per share. The warrants contain antidilution adjustment provisions and expire on July 16, 2007, except as specified above. We recorded the fair market value of the warrants of $0.6 million as a discount to the $20M Note and as an increase to additional paid-in capital. The discount was amortized as interest expense over a twelve-month period which ended July 16, 2003, the initial maturity date of the related notes. We have also granted to SCPG certain demand and incidental registration rights in respect of any common shares SCPG may receive upon the exercise of any of the warrants.

In order to permit the purchase of the Series A Shares under our charter, our Board conditionally declared distributions on our Series B Shares for the first, second and third quarters of 2002, at the quarterly rate of $0.5625 per share.

Dividends on our Series B Shares are payable quarterly on or about the last day of January, April, July and October of each year, at the rate of 9% (equivalent to $2.25 per annum per Series B Share). Our Series B Shares rank senior to our common shares as to the payment of dividends and as to the distribution of assets upon liquidation. Our Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid distributions. The redemption price is payable solely out of the proceeds from the sale of other capital shares of beneficial interest of ours.

We have not paid distributions on our Series B Shares for the last five quarters. Distributions on our Series B Shares are cumulative and will continue to accrue to the extent they are not declared and paid currently. The holders of our Series B Shares have the right to elect two additional members to our Board if six consecutive quarterly distributions on the Series B Shares are not made. The term of any Trustee elected by the Series B Shareholders will expire whenever the total dividend arrearage in the Series B Shares has been paid and current dividends declared and set apart for payment. Any future distributions in respect of our common shares may not be paid unless all accrued but unpaid preferred share distributions have been or are concurrently satisfied.

9. Discontinued Operations

The components of discontinued operations for properties sold during the years ended December 31, 2003 and 2002, and a full year of their operations for the year ended December 31, 2001, are shown below:

	Year Ended December 31		
	2003	2002	2001
	(dollars in thousands)		
Rental revenue	$ 5,707	$ 22,948	$ 32,490
Tenant reimbursements	934	7,316	14,289
Other property income	718	1,736	1,892
Total revenue	7,359	32,000	48,671
Property operations	1,848	7,663	11,217
Real estate taxes	1,033	4,683	8,553
Depreciation and amortization	555	5,360	9,011
Interest:			
Expense	1,288	7,114	13,090
Amortization of deferred financing costs	—	352	468
Total expenses	4,724	25,172	42,339
Income before provisions for asset impairment, net gain (loss) on sale of real estate and minority interests	2,635	6,828	6,332
Provisions for asset impairment(1)	—	(56,573)	(1,500)
Net gain (loss) on sales of real estate(2)	1,226	(3,211)	—
Minority interests	(1,113)	21,818	(1,962)
Discontinued operations	$ 2,748	$ (31,138)	$ 2,870

(1) During 2002, we recorded an asset impairment of $22.1 million related to an office property sold in June 2003 based upon our decision to exit a non-core market, which shortened our anticipated hold period for the property. The impairment charge reduced the net book value of the building and improvements, deferred rent receivables and deferred costs by $19.4 million, $0.8 million and $1.9 million, respectively, to our estimate of fair value based upon market conditions and discussions we have held with a tenant regarding a potential sale. In addition, we recorded provisions for impairment of $33.6 million based upon our decision to sell certain non-core suburban office properties and $0.8 million related to an office property based upon our decision to actively market the property and exit the Tennessee market (an impairment loss of $1.5 million related to this office property was recognized during 2001). We entered into a contract to sell our non-core suburban office properties in April 2002. The purchase price less costs of sale was used to determine the fair value of the properties and related assets. We determined the fair market value of the Tennessee office property based upon the purchase price less costs of sale of a contract with a third party purchaser and our knowledge of the Tennessee marketplace.

(2) See Note 15 – Property Acquisitions, Placed in Service and Dispositions to these Consolidated Financial Statements for a description of these sales.

10. Earnings Per Share

The following table sets forth the computation of our basic and diluted net income available per weighted-average common share of beneficial interest for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands, except per share amounts):

	Year ended December 31		
	2003	2002	2001
Numerator:			
Loss from continuing operations before minority interests	$ (39,373)	$ (7,435)	$ (18,544)
Minority interests	1,054	8,895	11,323
Net income allocated to preferred shareholders	(9,000)	(11,280)	(12,150)
Loss before (loss) gain on sales of real estate, discontinued items and cumulative effect of change in accounting principles	(47,319)	(9,820)	(19,371)
Discontinued operations, net of minority interests	2,748	(31,138)	2,870
(Loss) gain on sales of real estate, net of minority interests	(646)	(943)	174
Cumulative effect of change in accounting principles, net of minority interests	–	–	(321)
Numerator for earnings per share – loss available to common shares	$ (45,217)	$ (41,901)	$ (16,648)
Denominator:			
Denominator for basic earnings per share - weighted average common shares	20,105,183	15,673,544	15,630,586
Effect of dilutive securities:			
Employee stock options	–	–	–
Employee stock grants	–	–	–
Denominator for diluted earnings per share – adjusted weighted average common shares and assumed conversions	20,105,183	15,673,544	15,630,586
BASIC AND DILUTED EARNINGS AVAILABLE TO COMMON SHARES PER WEIGHTED-AVERAGE COMMON SHARE:			
Loss from continuing operations	$ (2.35)	$ (0.62)	$ (1.24)
Discontinued operations, net of minority interests	0.13	(1.99)	0.18
(Loss) gain on sales of real estate, net of minority interests	(0.03)	(0.06)	0.01
Cumulative effect of change in accounting principles, net of minority interests	–	–	(0.02)
Net loss available per weighted-average common share of beneficial interest – basic and diluted	$ (2.25)	$ (2.67)	$ (1.07)

For the 2003 earnings per share computation, 1,948,921 of our options during the first quarter of 2003, 1,449,210 options during the second quarter of 2003, 1,319,390 options during the third quarter of 2003, and 1,309,827 options during the fourth quarter of 2003 were not included in the computation of diluted earnings per share for periods after their issuance because the conversion would have been antidilutive.

On July 16, 2002, we issued Series A-2 warrants to purchase up to 500,000 common shares at $7.50 per share, Series B warrants to purchase up to 250,000 common shares at $10.00 per share and Series C warrants to purchase up to 250,000 common shares at $12.50 per share. These warrants were not included in the computation of diluted earnings per share for periods after their issuance because the conversion would have been antidilutive.

10. Earnings Per Share (continued)

For the 2002 earnings per share computation, 2,293,591 of our options during the first quarter of 2002, 2,115,755 options during the second quarter of 2002, 2,029,926 options during the third quarter of 2002 and 2,008,191 options during the fourth quarter of 2002 were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

For the 2001 earnings per share computation, 2,574,754 of our options during the first quarter of 2001, 2,550,642 options during the second quarter of 2001, 2,304,741 options during the third quarter of 2001, and 2,295,364 options during the fourth quarter of 2001 were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

We had nonvested stock grants of 5,898, 14,144 and 58,980 shares outstanding during the years ended December 31, 2003, 2002 and 2001, respectively, which were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

The minority interest in the Operating Partnership had 6,604,391, 10,996,166 and 10,722,853 weighted average limited partner common units outstanding during the years ended December 31, 2003, 2002 and 2001, respectively, of which 6,604,391, 7,023,720 and 10,661,808, respectively, may be exchanged for common shares on a one-for-one basis, subject to our 9.9% ownership limitation contained in our charter, or, at our option, cash equivalent to the fair market value of a common share at the time of exchange. The limited partner common units were not included in the computation of diluted earnings per share because the conversion would have been antidilutive.

We had 2,000,000 Series A Shares outstanding during the year ended December 31, 2001 which were not included in the computation of diluted earnings per share because their conversion would have been antidilutive. On July 16, 2002, the Series A shares were purchased by our Operating Partnership (See Note 8 – Preferred Shares to these Consolidated Financial Statements).

11. Employee Benefit Plans

Our 1997 Share Incentive Plan (the "Plan") permits the grant of share options, share appreciation rights, restricted shares, restricted units and performance units to officers and other key employees and to officers and employees of subsidiaries, the Operating Partnership, the Services Company and other owned partnerships. The Plan also permits the grant of share options to non-employee Trustees.

Under the Plan, up to 2,860,774 of our common shares may be issued or transferred to participants. The maximum aggregate number of common shares and share equivalent units that may be subject to awards granted during any calendar year to any one participant under the Plan, regardless of the type of awards, is 200,000. This limit applies regardless of whether such compensation is paid in common shares or share equivalent units.

The Compensation Committee of our Board of Trustees (the "Compensation Committee") administers the Plan and has the authority to determine, among other things, subject to the terms and conditions of the Plan, the individuals to be granted options, the exercise price at which shares may be acquired, the number of shares subject to options, the vesting requirements and the exercise period of each option. The Compensation Committee is granted discretion to determine the term of each option granted under the Plan to employees, executives and Trustees, but in no event will the term exceed ten years and one day from the date of the grant.

11. Employee Benefit Plans (continued)

The Board also granted certain executives 25,380 shares of our common shares and certain executives and employees options to purchase 364,200 of our common shares, at an exercise price of $13.19 per share, as part of a long-term incentive program. These common share grants and options vested at the rate of 25.0% per year in four annual installments commencing on January 15, 2000.

As part of an annual incentive award program, on January 23, 2001, the Board granted certain executives 15,482 shares of our common shares, and options to purchase 33,400 of our common shares at an exercise price of $14.31 per share. The common share grants vested 50% on January 23, 2001 and 50% on January 15, 2002 and the options vested on January 23, 2001. The Board also granted certain executives 57,190 shares of our common shares and certain executives options to purchase 33,400 of our common shares, at an exercise price of $14.31 per share, as part of a long-term incentive program. These common share grants and options vest at the rate of 25.0% per year in four annual installments commencing on January 23, 2001.

In 2001, we also repurchased 15,625 options from a former executive for a nominal payment equal to the net value of the options and recorded the payment as compensation expense.

During 2000 and 1999, the Board granted options to purchase a total of 7,500 and 107,500, respectively, (exclusive of options described above as part of our annual incentive award program) of our common shares to various employees and executives of the Company hired in 2000 and 1999 at exercise prices equal to the closing price on the trading day before the grant of the options. Options for these shares granted under the Plan to executives and employees have a term of 10 years and became exercisable and vested in installments as follows: (i) 33.3% of the number of shares commenced in the first anniversary of the date of grant; (ii) an additional 33.3% for the shares commenced on the second anniversary of the date of the grant; and (iii) the remainder of the shares commenced on the third anniversary of the date of grant.

In January 2003, the Compensation Committee awarded Mr. Nardi 100,000 stock options at $5.02 per share (the closing price on the last trading day immediately prior to the award). These options vest over three years in one-third increments on each anniversary of the award.

During 2003, 2002 and 2001, 1,047,313, 286,320 and 289,647 options, respectively, expired or were voluntarily terminated in connection with employees or executives, who held options, resigning from the Company.

The unaudited pro-forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and has been determined as if we had accounted for our options under the fair value method of that statement. The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003 and 2001, respectively: risk-free interest rate of 2.21% and 5.22%; expected dividend yield of 0.00% and 9.43%; volatility factor of the expected market price common shares of 0.310 and 0.294; and a weighted-average expected life of the options of three years for 2003 and seven years for 2001. There were no options granted in 2002.

11. Employee Benefit Plans (continued)

Under the fair value method of SFAS 123, $45,000 ($0.00 per basic and diluted share), $158,000 ($0.01 per basic and diluted common share), and $175,000 ($0.01 per basic and diluted common share), would have been recognized as additional compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively. For purposes of the following pro-forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period of the options. On this basis, the pro-forma net loss available to common shares was $45.3 million ($2.25 per basic and diluted common share), $42.1 million ($2.68 per basic and diluted common share), and $16.8 million ($1.08 per basic and diluted common share) for the years ended December 31, 2003, 2002 and 2001, respectively. We did not recognize any compensation expense in 2003, 2002 and 2001 related to options granted under APB 25.

The effects on unaudited pro-forma net income and pro-forma earnings per common share for the years ended December 31, 2003, 2002 and 2001 of amortizing to expense the estimated fair value of share options are not necessarily representative of the effects on net income to be reported in future years due to the vesting period of the share options, and the potential for issuance of additional share options in future years. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of our management, the existing models do not necessarily provide a reliable single measure of the fair value of the options granted under the Plan.

In February 2002, our Compensation Committee approved 2001 bonuses and 2002 stay bonuses totaling $0.4 million for certain members of our senior management. None of the participants in the bonus program was a Trustee of the Company. One-half of the bonus pool was designated as bonuses for 2001 and the other one-half as stay bonuses that vested in two increments, two-thirds on April 1, 2002 and one-third on June 1, 2002. Any vested or earned amounts were payable at our option at any time on or before August 8, 2002 in (i) cash, or (ii) restricted shares of the Company under the Plan, having an equivalent value based on the average of the high and low trading price of the common shares on the day before notification of such election is given to the relevant employee. In addition, the participants could have elected to receive any vested or earned bonus amounts in restricted shares. These amounts were paid entirely in cash in August 2002.

On May 20, 2002, we entered into retention agreements with Mr. Louis G. Conforti and Mr. Jeffrey A. Patterson, our two Co-Presidents at that time, and Mr. James F. Hoffman, our Executive Vice President, General Counsel and Secretary. The agreements provided for a retention payment for calendar year 2002 of $250,000 for each of Mr. Conforti and Mr. Patterson and $100,000 for Mr. Hoffman. The retention payments vested on a per diem basis from the beginning of calendar year 2002 so long as the participant remained employed by us or our affiliates. Any unvested portions of the bonus would have been forfeited in the event the participant voluntarily terminated his employment. Vested portions of the retention payments were payable upon the earlier of December 31, 2002 or at the discretion of the Compensation Committee of our Board of Trustees in the event of the consummation of various capital events. The foregoing retention payments were considered a 2002 performance bonus distribution for the purpose of calculating any termination compensation due under the participants' previously existing employment or severance agreements with us. These retention payments were paid by us in January 2003.

11. Employee Benefit Plans (continued)

The following is a summary of our share option activity, and related information for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands, except per share amounts):

	Shares Subject to Option	Weighted Average Exercise Price Per Share
Balance at January 1, 2001	2,563,363	$16.35
Additional options granted	33,400	14.31
Options exercised	(1,625)	13.88
Options canceled or repurchased	(305,272)	15.89
Balance at December 31, 2001	2,289,866	16.38
Options canceled or repurchased	(286,320)	18.41
Balance at December 31, 2002	2,003,546	16.09
Additional options granted	100,000	5.02
Options canceled	(947,313)	15.94
Balance at December 31, 2003	1,156,233	$15.25

At December 31, 2003, options with respect to 1,054,171 common shares were exercisable with exercise prices ranging from $13.19 to $21.00 per share and a weighted average exercise price of $16.22 per share. The remaining weighted-average contractual life of these options was 5.04 years. The weighted-average grant date fair value of all options granted during the years ended December 31, 2003 and 2001 was $1.20 and $1.39, respectively.

12. Related Party Transactions

On March 19, 2002, we entered into an agreement appointing Julien J. Studley, Inc. as our exclusive agent to lease space on our behalf related to the Citadel Reimbursement Obligation. Mr. Jacque M. Ducharme, one of our Trustees, is the Vice Chairman Western Region and Director of Julien J. Studley, Inc. Julien J. Studley, Inc. has earned commissions of $0.1 million and $0.2 million for services provided to us for the years ended December 31, 2003 and 2002, respectively. The term of this agreement expired on September 30, 2003, although certain commissions have and may become due and payable subsequent thereto. Julien J. Studley may also receive commissions from us in the future should they represent any tenant in a leasing transaction with us.

For the year ended December 31, 2003, we recorded severance costs of $0.7 million resulting from the termination of Mr. Louis G. Conforti as our Chief Financial Officer and for the year ended December 31, 2002, we recorded severance costs of $2.5 million resulting from the resignations of Mr. Michael W. Reschke and Mr. Richard S. Curto and the reduction of corporate management and support staff.

As of December 31, 2003, we have a receivable of approximately $0.9 million from Mr. Nardi and certain of his affiliates under a master lease agreement entered into with Mr. Nardi in connection with our 1051 Kirk Road property. This represents rent receivables due for the period from October 2001 through the lease expiration on March 31, 2003. Payments of rent per the agreement are to be deducted from common unit distributions made to Mr. Nardi and his affiliates. Because there were no common unit distributions for this period, no payments were applied to the outstanding balance. We have recorded this rent as a reduction of our basis in the property.

12. Related Party Transactions (continued)

On March 25, 2003, we and The Prime Group, Inc. ("PGI") and one of PGI's affiliates, both affiliates of Mr. Reschke, one of our Trustees at that time, entered into an amendment to the environmental remediation and indemnity agreement previously entered into by PGI and us in November 1997 (as so amended, the "PGI Environmental Indemnity"). Pursuant to the existing agreement, PGI has agreed to indemnify us against certain environmental liabilities related to our Chicago, Hammond and East Chicago Enterprise industrial parks. The existing agreement also provides that PGI is entitled to use the proceeds from certain pending litigation we have against third parties relating to these environmental liabilities. The amendment to the agreement provides, among other things, that all of the proceeds from the litigation will not be funded to PGI or its affiliate, but instead that if any proceeds are recovered in connection with the litigation, sufficient proceeds (if recovered) will be placed in an escrow to be used to fund the environmental remediation costs. We are aware of environmental contamination at certain of our older industrial properties contributed to us as an equity contribution by PGI during our initial public offering. Upon the closing of the admission of a new 70% joint venture partner to our subsidiary that owns Bank One Center, we retained $0.5 million of the $1.0 million of compensation due PGI as described below which will be utilized towards certain environmental costs at these industrial properties. PGI's responsibility under the agreement was correspondingly reduced by $0.5 million. As of December 31, 2003 a total of $0.3 million of these costs have been paid. These environmental matters are further discussed in Note 14 – Commitments and Contingencies to our Consolidated Financial Statements.

In connection with the admission of a new 70% joint venture partner to the joint venture that owns the 1,497,472 square foot Bank One Center office building in Chicago, Illinois, we entered into certain agreements with affiliates of PGI, providing for a total of $1.0 million of compensation in connection with certain advisory services performed in connection with the transaction. These agreements consisted of (i) a letter agreement providing for a $0.3 million advisory fee relating to such transaction, (ii) an amendment to the PGI Environmental Indemnity providing that we would pay the first $0.5 million of any costs incurred in connection with the environmental clean-up and related litigation and (iii) our agreement to pay $0.2 million to our joint venture affiliate owning the 77 West Wacker Drive property representing three (3) months past-due rent owed by PGI for space it was leasing at the building at the time.

PGI leased 22,620 square feet of space at 77 West Wacker Drive, an office building owned by one of our unconsolidated real estate joint ventures that we own a 50% common ownership interest in and for which we account using the equity method. PGI's lease was to expire October 31, 2007 with an option, effective April 30, 2002, to terminate the lease upon six months written notice. As of July 31, 2003, PGI owed the unconsolidated real estate joint venture $0.4 million representing five months of rent and related operating expense reimbursements. PGI was subsequently charged rent for the months of August and September. In connection with the past-due rent, the parties entered into an amendment to PGI's lease pursuant to which rent ceased to accrue as of October 1, 2003 and PGI (i) paid two months rent to the landlord for August and September 2003, (ii) conveyed its trade fixtures and certain office furniture to the landlord in satisfaction of its remaining rent obligation, and (iii) agreed to vacate the premises at any time in the future upon 45 days notice from landlord, which notice has since been served by landlord. An additional three (3) months of rent was paid as described in "Bank One Center Agreements" below. PGI vacated the premises as of February 8, 2004.

We own a 50% common ownership interest in 77 West Wacker Drive, LLC ("77 LLC"), an unconsolidated joint venture that owns the office property at 77 West Wacker Drive in Chicago, Illinois. In connection with our management of the property, we are entitled to receive property management fees and lease commissions for services performed and reimbursement of costs we pay on behalf of 77 LLC. Such amounts for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

12. Related Party Transactions (continued)

	2003	2002	2001
	(dollars in thousands)		
Management fees (1)	$ 1,092	$ 1,053	$ 1,013
Payroll, leasing costs and other operating costs	1,998	2,088	1,898

(1) We earn a monthly management fee equal to 2.5% of gross rental income calculated on a cash basis. For financial reporting purposes, 50% of this amount, representing our share of earnings from the joint venture, has been eliminated against our equity in earnings from this joint venture (included in other income).

We own a 30% subordinated common ownership interest in Dearborn Center, LLC ("Dearborn LLC"), an unconsolidated joint venture that owns the office property known as Bank One Center located at 131 South Dearborn Street in Chicago, Illinois. In connection with our management of the property, we are entitled to receive property management fees and lease commissions for services performed and reimbursement of costs we pay on behalf of Dearborn LLC. Such amounts for the period from October 8, 2003 (admittance of our joint venture partner) through December 31, 2003, are summarized as follows (dollars in thousands):

Management fees (1)	$ 148
Payroll, leasing costs and other operating costs	299

(1) We earn a monthly management fee equal to 2.0% of gross rental income calculated on a cash basis. For financial reporting purposes, this has been eliminated against our equity in the loss from this joint venture. Payment of this fee for 2003 and 2004 on a current basis is subordinate to our partner's annual non-cumulative 10% return. To the extent this fee is not paid for these years it is to be paid from the proceeds of any future capital transaction and is senior to the return of our partner's capital.

On March 7, 2002, the Operating Partnership acquired 24.9 acres of land from Mr. Nardi for a total purchase price of $3.3 million paid in 344,331 limited partner common units. This purchase fulfilled our contractual requirements to acquire land from Mr. Nardi.

Governor James R. Thompson, a former Trustee whose term as a trustee expired in May 2003, is the Chairman of a law firm which has provided legal services to us during 2003, 2002 and 2001. The law firm earned fees of $1.1 million, $1.7 million and $2.8 million for legal services provided to us in 2003, 2002 and 2001, respectively.

During 2002 and 2001, we incurred rent expense of $35,600 and $0.2 million, respectively, under the terms of a month-to-month sublease with PGI. This sublease was terminated on February 28, 2002.

On April 25, 2001, our Operating Partnership acquired 33,085 of our common shares of beneficial interest, $0.01 par value per share, from a former employee for a price of $0.5 million. In connection with the acquisition, the former employee agreed to cancel all of his options granted pursuant to our 1997 Share Incentive Plan and an award agreement dated December 17, 1998 between us and the former employee in exchange for a payment equal to the net value of the options and we recorded the payment as compensation expense.

13. Fair Values of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS 107") and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" require disclosure of the fair value of certain on-and off-balance sheet financial instruments for which it is practicable to estimate. Fair value is defined by SFAS No. 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

We used the following methods and assumptions in estimating the fair value disclosures for financial instruments.

Cash and Cash Equivalents and Restricted Cash Escrows

The carrying amount of cash and cash equivalents and restricted cash escrows reported in the consolidated balance sheets approximates their fair value.

We maintain our cash and cash equivalents and restricted cash escrows at various financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. We believe that the risk is not significant.

Mortgage and Notes Payable and Bonds Payable

The carrying amount of our variable and fixed rate debt (including accrued interest) approximates fair value based on the current borrowing rate for similar types of debt.

At December 31, 2003, the fair value of our interest rate protection agreements is a net asset of $0.2 million.

14. Commitments and Contingencies

We disclosed in our 2002 consolidated financial statements and in each of our 2003 quarterly consolidated financial statements that we had liquidity issues that raised some uncertainty as to our ability to continue as a going concern. During 2003, we completed certain transactions, primarily the sale of certain assets and the repayment of high interest rate debt, which we believe have resolved these liquidity issues.

On August 29, 2002, 180 Acquisition Company, LLC ("180 Acquisition") filed a complaint (the "Complaint") against us, our Operating Partnership, our Services Company, one of our subsidiaries holding our interests in the 180 North LaSalle Street property in Chicago, Illinois (the "180 Interests"), and Jeffrey A. Patterson, our President and Chief Investment Officer. The Complaint was filed in the County Department, Law Division of the Circuit Court of Cook County, Illinois.

In the Complaint, 180 Acquisition alleges that the defendants orally promised to sell the 180 Interests to them, and that 180 Acquisition relied on these alleged promises, notwithstanding the facts that (i) a written contract was not entered into among the parties and (ii) we terminated negotiations to sell the 180 Interests to 180 Acquisition in July 2002. 180 Acquisition is asking the Court to award it $1.7 million in direct damages, $15.7 million in lost profits and $34.9 million in punitive damages. We vigorously dispute the allegations contained in the Complaint, deny making the promises alleged by the plaintiff and believe that we have valid defenses in this case. However,

14. Commitments and Contingencies (continued)

there can be no assurances that the outcome of this case will be favorable to us. We have not recorded any liability related to this matter other than for legal fees we have incurred.

We are a defendant in legal actions arising in the normal course of business. We believe that the ultimate outcome of those actions will not materially affect our consolidated financial position or results of operations.

All of our properties were subject to Phase I or similar environmental assessments by independent environmental consultants which were intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. We are aware of contamination at certain of our industrial properties which are already in remediation programs sponsored by the states in which they are located. Our environmental consultants estimate that remedial action plans will have a probable cost of approximately $3.2 million. During 1997, a liability of $3.2 million was recorded (included in other liabilities at December 31, 2003 and December 31, 2002). During 1997, PGI, the former owner of the above mentioned industrial properties, initiated lawsuits against a former environmental consultant of one of these properties for damages to cover the cost of the remedial action plans. PGI has contractually agreed to indemnify us for any environmental liabilities we may incur for known contamination in connection with our Chicago, Hammond, and East Chicago Enterprise industrial parks. In 1998, PGI sued a then current (and now former) tenant of one of the properties in order to force the tenant to submit a hazardous waste closure plan to the Illinois Environmental Protection Agency. In January 2004 the court ruled that the tenant did not have to submit a hazardous waste closure plan under applicable regulations. The litigation against the environmental consultant continues.

We are also aware of contamination at two other properties. At one of the properties, the tenant has provided us with an indemnity for all of the costs associated with the environmental remediation and the tenant has purchased the property. The second property was placed in the remediation program sponsored by the state in which it is located and the previous owner has obtained a no further remediation letter from the Illinois Environmental Protection Agency approving the completion of the remediation work. Accordingly, we do not anticipate any material liability related to these environmental matters.

In November 2001, at the request of the Department of the Army of the United States of America (the "DOA"), we granted the DOA a right of entry for environmental assessment and response in connection with our property known as the Atrium at 280 Shuman Boulevard in Naperville, Illinois (the "Atrium"). The DOA informed us that the property was located north of a former Nike Missile Base and that the DOA was investigating whether certain regional contamination of the groundwater by trichloethene ("TCE") emanated from the base and whether the DOA would be required to restore the environmental integrity of the region under the Defense Environmental Restoration Program for Formerly Used Defense Sites. In December 2001, the results from the tests of the groundwater from the site indicated elevated levels of TCE. It is currently our understanding based on information provided by the DOA and an analysis prepared by its environmental consultants that (i) the source of the TCE contamination did not result from the past or current activities on the Atrium property, (ii) the TCE contamination is a regional problem that is not confined to the Atrium, and (iii) the DOA has not yet identified the source of the TCE in the groundwater. Our environmental consultants have advised us that the United States Environmental Protection Agency (the "EPA") has issued a Statement of Policy towards owners of property containing contaminated acquifers. According to this policy, it is the EPA's position that where hazardous substances have come to be located on a property solely as a result of subsurface migration in an aquifer from an offsite source, the EPA will not take enforcement actions against the owner of the property. The groundwater underneath this property is relatively deep, and the property obtains its potable water supply from the City of Naperville and not from a groundwater well. Accordingly, we do not anticipate any material liability to it because of this TCE contamination.

14. Commitments and Contingencies (continued)

The Operating Partnership entered into tax indemnification agreements with certain principals affiliated with Mr. Nardi ("NAC Contributors") and certain principals affiliated with one of our former executive officers ("IBD Contributors"), both of which contributed properties to us during our initial public offering. Under these agreements, the Operating Partnership is required to indemnify the NAC Contributors and the IBD Contributors for, among other things, the income tax liability that would result from the income or gain which they recognize upon the refinancing or repayment by the Operating Partnership of its liabilities or the sale or other disposition by the Operating Partnership of the properties they contributed. Under the terms of the agreement, the Operating Partnership will indemnify the NAC Contributors and the IBD Contributors for certain income tax liabilities based on income or gain which the NAC Contributors and/or the IBD Contributors are required to include in their gross income for federal or state income tax purposes as a result of such an event. This indemnity covers these income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the NAC Contributors and the IBD Contributors receiving the indemnity payment on a net, after-tax basis.

The percentage of the tax liabilities which the Operating Partnership is required to indemnify is 50% for the taxable year ending on December 31, 2003, and declines by 10% each year thereafter until December 31, 2007. The Operating Partnership is not required to indemnify the NAC Contributors and the IBD Contributors for income or gain realized by them after the taxable year ended December 31, 2007. We have not recorded any liability and estimate our maximum possible exposure under the indemnities to the NAC Contributors and the IBD Contributors is $9.8 million and $3.5 million, respectively, at December 31, 2003.

PGI has entered into an agreement with the Operating Partnership pursuant to which PGI has agreed to indemnify the Operating Partnership for any amounts paid by the Operating Partnership to the NAC Contributors and/or the IBD Contributors pursuant to such agreement; provided, that PGI is liable to the Operating Partnership for such amounts only to the extent that the Operating Partnership uses its best efforts to avoid such tax liability (including exploring the opportunity for a tax-free exchange under Section 1031 of the Code for the transaction that gave rise to the obligation under such agreement).

On December 12, 1997, we purchased and amended the mortgage note encumbering the property known as Continental Towers located in Rolling Meadows, Illinois (we currently receive all of the economic benefits from the property and have consolidated the operations). As part of this transaction, we agreed to indemnify the two limited partners (the "Principals") of the limited partnership which owns the property for, among other things, the federal and applicable state income tax liabilities that result from the income or gain which they recognize upon refinancing, sale, foreclosure or other action taken by us with respect to the property or the mortgage note (a "Tax Event"). Under the terms of the agreement, if an Indemnification Event, as defined, results in a Tax Event, we are required to immediately pay to the Principals the amount of any resulting federal or state tax, including any interest and penalties, as well as a "gross up" amount that effectively results in the Principals receiving this indemnity payment on a net, after tax basis. However, if a legal opinion is obtained from independent tax counsel that the Indemnification Event "should" not trigger a Tax Event resulting in taxable income or gain to the Principals, no indemnity payment is immediately required. If the legal opinion obtained from independent tax counsel states that the Principals have a "reasonable basis" for reporting the Indemnification Event without including any taxable income or gain, no indemnity payment is immediately required. In either case, the indemnity payment would be required if a Tax Event occurred. However, if a "reasonable basis" opinion is received regarding an Indemnification Event and if the equity market capitalization of the Company is less than $400 million (but more than $200 million), we are required to deposit 50% of the total indemnity amount into an escrow in cash or in the form of a letter-of-credit. If (i) an Indemnification Event occurs and our equity market capitalization falls below $200 million for more than 30 consecutive

14. Commitments and Contingencies (continued)

trading days, or (ii) immediately after we sell or otherwise dispose of the lesser of $100 million or 33% of our gross assets within a twelve-month period ("a Trigger Disposition"), we desire to cause an Indemnification Event and our equity market capitalization is less than $200 million, then we will be required to deposit 100% of the total indemnity amount into the escrow. In addition, in the case of a Trigger Disposition and our equity market capitalization falls below $200 million, the Principals may acquire the general partnership interest in the limited partnership which owns the property for a nominal amount and may be able to prevent an Indemnification Event from occurring. The tax indemnity obligation expires January 5, 2013. We have not recorded any liability and estimate its maximum possible exposure at December 31, 2003 is $57.1 million.

We have a 50% common interest in an unconsolidated real estate joint venture which owns an office tower located at 77 West Wacker Drive, Chicago, Illinois. On November 10, 1999, the joint venture entered into an interest rate collar agreement for the period from October 1, 2002 through September 30, 2004 with a financial institution for an original notional amount of $157.5 million. The interest rate ceiling under the agreement is based on a LIBOR index rate of 7.75% and the interest floor is based on a LIBOR index rate of 6.10%. The $157.5 million collar agreement requires the joint venture to make cash escrow deposits to the extent that the instrument's valuation decreases more than $5.0 million. On March 12, 2001, we were replaced by its joint venture partner as the guarantor to the counterparties related to these collar agreements. If our joint venture partner, as guarantor, were required to pay either of the counterparties under the terms of the interest rate collar agreements, we would be liable to reimburse the joint venture partner its fifty percent share of any amount paid. On January 6, 2003, the $157.5 million collar agreement was assigned to a different financial institution for a fee of $0.1 million and modified such that the joint venture would need to make cash escrow deposits only to the extent that the instrument's valuation decreases more than $20.0 million. As a result, funds previously escrowed were returned to the joint venture.

As discussed in Note 6 – Leases, we have assumed tenants' lease obligations for certain tenants as an inducement to lease space in our properties. In addition, as an inducement to lease space in Bank One Center, we agreed to reimburse Citadel for the Citadel Reimbursement Obligation. Liabilities for leases assumed includes $8.7 million, representing our gross obligation, net of executed and anticipated subleases related to this obligation.

As also discussed in Note 6 – Leases, as a condition of the sale of ten properties in 1999, we agreed to assume responsibility for re-leasing two of the properties for a period of five years after the expiration in 2000 and 2001 of the then existing tenant leases. Our remaining nominal gross lease obligation at December 31, 2003 is approximately $7.9 million. At December 31, 2003 and 2002, we have a net liability of approximately $3.0 million and $3.5 million, respectively, in liabilities for leases assumed, representing our gross obligation related to this obligation, net of executed and anticipated subleases related to this obligation.

Under the terms of a $25.2 million letter of credit facility that provides support for certain industrial revenue bonds, we are required to maintain, on a quarterly basis, a cash collateral escrow in an amount equal to the difference between $25.2 million and the Future Lease Value as defined in the loan documents, calculated in accordance with the terms of the letter of credit facility. On August 4, 2003, we amended the terms of the letter of credit facility with respect to the calculation of the Future Lease Value and agreed that the amount of the cash collateral escrow would be equal to the greater of (i) the difference between $25.2 million and the Future Lease Value, or (ii) $4.0 million. As of December 31, 2003 and 2002, we had a total of $4.0 million and $1.8 million, respectively, on deposit in the cash collateral escrow.

14. Commitments and Contingencies (continued)

Our East Chicago Enterprise Center, Chicago Enterprise Center, Arlington Heights Enterprise Center and Hammond Enterprise Center properties, serve as collateral for our bonds payable. The Future Lease Value calculation under the letter of credit facility is defined as the annualized Net Operating Income, as defined in the loan documents, as of the determination date, reduced by the greater of (i) 70% of the annualized base rent as of the determination date for each lease scheduled to terminate any time on or before January 2, 2007; or, (ii) 70% of the annualized base rent as of the determination date for each lease scheduled to terminate within 36 months from the determination date; divided by the Amortization Constant, as defined. Consequently, if leases expire and are not renewed or in the event that other tenants in these properties were to default under their leases or have their leases restructured in a way which is not advantageous to us, we may have to fund additional escrow deposits, which amounts may be material.

Dividends on our Series B Shares are cumulative and payable at a 9.0% annual rate each quarter that the Series B Shares remain outstanding. The Series B Shares rank senior to the common shares as to the payment of dividends. No dividend has been declared or paid for the fourth quarter of 2002 or for 2003 on the Series B Shares. The total arrearage in payment of dividends is $11.3 million. The Series B Shares may be redeemed at our option at a redemption price of $25.00 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the proceeds from our sale of other capital shares of beneficial interest.

The Internal Revenue Service (the "Service") has conducted an examination of the federal income tax returns filed by certain of our affiliated entities for the taxable years ended December 31, 2000 and 1999. The Service's examination included the review of certain transactions involving our acquisition of our IBM Plaza property, which was reported on the examined returns as acquired in connection with a non-taxable, like-kind exchange involving an interest in the 77 West Wacker Drive office property located in Chicago, Illinois (the "1999 Transaction"). On March 13, 2003, the Service issued preliminary reports proposing that the 1999 Transaction constituted the taxable sale of an interest in 77 West Wacker Drive. According to the Service, the nature of the 1999 Transaction required recognition of a long-term capital gain in the approximate amount of $94.6 million, of which approximately $12.1 million would be allocated to us, and the remainder of which would be allocated to the other parties who were partners in our Operating Partnership during the taxable year ended December 31, 1999. The Service's preliminary reports also proposed the imposition of an accuracy-related penalty equal to 20% of the additional tax due in this matter.

The 1999 Transaction was structured in a conventional manner with the advice of our legal and accounting tax advisors. We believe, based upon advice from our outside counsel and tax advisors, that the Service's position is without merit and is based on a misinterpretation of the law. We disagree with the proposed adjustments set forth in the Service's preliminary reports and intend to seek administrative relief by appealing the findings of the preliminary reports (or any final examination reports issued in this matter) to the Appeals Office of the Service. We intend to vigorously challenge any proposed adjustments that cannot be resolved. At this time, we are not able to determine or to predict with any degree of certainty whether the issues will be agreed and resolved. It is possible that the issues will be the subject of a final administrative notice asserting liability, which would likely result in us filing a petition or complaint for relief in either the United States Tax Court, the United States Court of Federal Claims, or a United States District Court. We have not recorded a liability related to this matter.

On June 19, 2003, the Service issued a "60-day letter" to us regarding this issue for the year ended December 31, 1999 which stated that we had 60 days to file a protest of the Service's position. We then issued protest letters protesting the proposed adjustments and requesting a conference with the IRS Chicago Office of Appeals. On July 25, 2003, the Service issued preliminary reports proposing adjustments for the years ended December 31, 2000 and 2001 resulting from the 1999 Transaction. On January 5, 2004, the Service issued "60-day letters" to us regarding the proposed adjustments for the years ended December 31, 2000 and 2001, which stated that we had 60 days to file a protest of the Service's position. We plan to issue protest letters protesting the proposed adjustments.

15. Property Acquisitions, Placed in Service and Dispositions

The following properties were acquired, placed in service or sold in 2003, 2002 and 2001. The results of their operations are included or excluded in our consolidated statements of operations from their respective transaction dates.

Property	Location	Acquisition Cost/Construction Costs/Sales Price (dollars in thousands)	Month Acquired/ Sold
2003 Acquisitions			
Land:			
Aurora Land (1)	Aurora, IL	$ 2,400	June
2003 Sales			
Land:			
Aurora Land (2)	Aurora, IL	$ 2,800	December
Office:			
National City Center (3)	Cleveland, OH	$ 80,000	June
70% of Common Interest: Bank One Center (4)	Chicago, IL	$105,000	October
2002 Acquisitions			
Land:			
Aurora Land (5)	Aurora, IL	$ 2,700	February
Batavia Land (6)	Batavia, IL	2,400	March
Carol Stream Land (6)	Carol Stream, IL	800	March
		$ 5,900	
2002 Sales			
Land:			
Aurora Land (5)	Aurora, IL	$ 7,000	February
Aurora Land (7)	Aurora, IL	3,400	February
		$ 10,400	
Office:			
2000 York Road (Oak Brook Business Center) (8)	Oak Brook, IL		
2100 Swift Drive (8)	Oak Brook, IL		
6400 Shafer Court (8)	Rosemont, IL		
1699 E. Woodfield Road (Citibank Plaza) (8)	Schaumburg, IL		
3800 and 3850 North Wilke Road and 3930 Ventura Drive (Commerce Point) (8)	Arlington Heights, IL		
2205-2255 Enterprise Drive (Enterprise Office Center) (8)	Westchester, IL		
1900 Algonquin Road/2000-2060 Algonquin Road (Salt Creek Office Center/Sun Annex) (8)	Schaumburg, IL		
1700 East Golf Road (Two Century Centre) (8)	Schaumburg, IL		
850, 860, 870 and 1000 Technology Way (Pine Meadows Corporate Center) (8)	Libertyville, IL		
		$131,156	June
Centre Square I (9)	Knoxville, TN	5,100	November
		$136,256	
Industrial:			
4430 Railroad Avenue (10)	East Chicago, IN	$ 600	December
Joint Venture:			
300 West Monroe Street and 25 & 27 South Wacker Drive (11)	Chicago, IL	$ 22,900	January
Pine Meadows Corporate Center (Building E) (12)	Libertyville, IL	–	August
		$ 22,900	
2002 Developments Placed In Service			
Office:			
Bank One Center (13)	Chicago, IL	$ 325,207	November

15. Property Acquisitions, Placed in Service and Dispositions (continued)

Property	Location	Acquisition Cost/Construction Costs/Sales Price	Month Acquired/ Sold
		(dollars in thousands)	
2001 Acquisitions			
Land:			
Aurora Land	Aurora, IL	$ 2,600	March
Industrial:			
200 South Mitchell Court	Addison, IL	$ 6,100	August
2001 Sales			
Land:			
Jorie Plaza (17)	Oak Brook, IL	$ 1,600	March
Office:			
2675 N. Mayfair (14)	Wauwatosa, WI	$ 8,800	April
Industrial:			
6700 Touhy (15)	Niles, IL	$ 5,700	March
43-47 Hintz Road (16)	Wheeling, IL	11,700	May
		$ 17,400	

(1) We purchased this land pursuant to a purchase contract entered into in February 1998 by our Operating Partnership. The 2003 purchase fulfills our obligation under this contract.

(2) We sold this land comprised of 15.0 acres for $2.8 million resulting in a gain of $0.2 million.

(3) We sold this property to an affiliate of our major tenant at the property, National City Corporation. The gross contract price for the sale, including a lease termination fee from an affiliate of the purchaser, was $80.0 million. During the fourth quarter of 2002, we recorded an asset impairment of $22.1 million related to this property (which is included in discontinued operations). After reflecting this impairment, our subsequent sale of this property resulted in a gain of $1.2 million and has been recorded in discontinued operations.

(4) On October 8, 2003, we closed on a transaction admitting a new 70% joint venture partner to our former subsidiary (the "Venture") that owns this office building (the "Property"). Commencing with the transaction, we began accounting for our investment in this joint venture under the equity method of accounting. The new joint venture partner is an affiliate of Estein & Associates USA, Ltd. of Orlando, Florida (together with its affiliates, the "JV Partner").

Our affiliate manages and leases the Property pursuant to a management and leasing agreement that was entered into at the closing of the transaction. Our affiliate earns management fees in an amount equal to 2% of monthly Gross Revenues, as defined, until the Property achieves a 90% leased threshold at which time the management fees earned will increase to and remain at 2.5%. Our JV Partner has the right to replace our affiliate as the leasing agent upon thirty days written notice if the office space of the property is not 80% leased, as defined, by October 8, 2005.

15. Property Acquisitions, Placed in Service and Dispositions (continued)

At the closing, the JV Partner made a cash contribution to the Venture of $106.4 million (which includes $1.4 million retained by the Venture as working capital) in exchange for 70% of the membership interests in the Venture. Upon closing, the Venture, in turn, distributed $105.0 million to us.

Under the terms of the contribution agreement, an additional capital contribution in the amount of $9.8 million is to be made by the JV Partner and distributed to us when the Venture leases an additional 40,000 square feet of space in the Property over and above the square footage leased in the Property as of August 4, 2003 (the "Leasing Earnout"). In December 2003, the Venture entered into a lease with a law firm for 55,074 square feet of office space in the Property. We and the JV Partner mutually agreed that for various reasons, including that the terms of the transaction were affected by the fact that the leased space is subject to a tenant's ten year expansion option, the lease would not be applied toward the 40,000 square feet of additional space required to be leased in order for us to receive the Leasing Earnout.

After closing prorations and funding certain required closing escrows and costs, we received approximately $323.0 million in net proceeds from the transaction, of which $293.2 million was used to retire outstanding construction and mezzanine indebtedness secured by the property of $169.8 million and $80.7 million, respectively, and $42.7 million of which we used to repay in full our outstanding indebtedness to SCPG, including accrued interest, and the remainder of which we have retained for working capital.

The JV Partner is the administrative member of the Venture, and we have approval rights over major decisions. At closing, we received a credit to our invested capital account in the Venture in the amount of $45.6 million (which includes a $0.6 million cash contribution we made which has been retained by the Venture as working capital), representing 30% of the total invested capital of the Venture. We will also receive a credit to our invested capital account, upon the satisfaction of the Leasing Earnout, of an additional $4.2 million. We recorded our equity investment at the date of the transaction at our carryover basis of $43.4 million.

The JV Partner is entitled to receive out of available annual cash flow, a 10% non-cumulative, non-compounded preferred return on its invested capital, after which we will receive a 10% non-cumulative, non-compounded return on our capital. Any remaining annual cash flow will be paid 50% to us and 50% to the JV Partner. The JV Partner also receives a monthly administrative fee of $50,000.

Our equity in the earnings (loss) from this joint venture is determined based upon the distribution of available cash flow. To the extent that joint venture earnings exceed the return to our partner in any year, we will record 100% of the excess up to 10% return on our capital. Thereafter, earnings will be allocated 50% to us and 50% to our partner. To the extent earnings of the joint venture are less than the amount distributable to our JV Partner, we will record a corresponding loss to the extent of any difference.

In the event of any sale or future refinancing of the Property, our JV Partner will receive a 10% non-cumulative, non-compounded preferred return on its invested capital for the year in which the sale or refinancing occurs and the return of its invested capital prior to the payment to us of our 10% return for that year and our capital. Any remaining net sale or refinancing proceeds will be paid 50% to us and 50% to our JV Partner. The payment of our management fees is to be deferred to the extent that available cash flow is insufficient to pay our JV Partner its annual 10% preferred return at any time during a subordination period between October 8, 2003 and December 31, 2004. Any deferred management fees from the subordination period remaining after December 31, 2004 will be payable to us solely from available sale or refinancing proceeds prior to the return of invested capital to either party.

We have an option to purchase the JV Partner's interest in the Venture on the date that is 90 days prior to the maturity of the first mortgage secured by the property. The purchase price for the JV Partner's membership interest will be equal to the greater of (a) the value of the JV Partner's interest in the Venture determined based upon a deemed sale of the Property at a value (the "Deemed Property Value") calculated using the pro forma net operating income of the Property for a twelve month period divided by a capitalization rate of 8.5%, less the actual amount of all unpaid tenant improvement allowances and rental allowances for any leases of the Property, or (b) an amount that must be received by the JV Partner to return to the JV Partner its invested capital, plus a return of 12.5% compounded annually, taking into account all prior distributions.

In the event we do not exercise our purchase option, the JV Partner may elect to purchase our interest in the Venture on the date that is 60 days prior to the maturity of the first mortgage. The purchase price for our interest shall be equal to the value of our interest in the Venture based upon a deemed sale of the Property at the Deemed Property Value.

(5) We sold this land comprised of 52.5 acres for $7.0 million resulting in a loss of $0.2 million. Approximately 33 acres of the 52.5 acres were acquired by us concurrently for a purchase price of $2.7 million.

(6) These parcels were acquired by our Operating Partnership from affiliates of Mr. Nardi in exchange for 344,331 limited partner common units. These acquisitions completed our obligation under a contract entered into with affiliates of Mr. Nardi as part of our initial public offering.

(7) Our sale of this land resulted in a loss of $0.1 million. Our Services Company agreed to act as the developer in connection with the construction of a 350,000 square foot industrial build-to-suit building on this property. In connection with this sale, our Services Company agreed to acquire a 222,840 square foot industrial building located in Aurora, Illinois for $10.4 million. Our Services Company subsequently contracted with a third party to sell this property for a purchase price of $10.4 million. We purchased and sold the property in October 2002. As part of the sale, the Services Company was required to master lease certain vacant space in the building for a total annual rent of approximately $0.3 million for up to two years or until the space was leased to another tenant. In October 2002, our obligation to master lease this space was mitigated upon the leasing of the space to another tenant. During the year ended December 31, 2002, our Services Company recognized $1.7 million of net income after applicable income taxes, as the construction manager in connection with the construction of the industrial build-to-suit building.

(8) On June 26, 2002, we completed the sale of nine suburban office properties to an affiliate of Blackstone Real Estate Advisors, L.P. for an adjusted sales price of $131.2 million, excluding the assumption of $113.1 million of debt related to the properties (the "Blackstone Sale"). We recorded a $33.6 million provision for asset impairment during 2002 related to these properties based upon our revised holding period and subsequently recorded an additional $3.7 million loss on sale in 2002 relating primarily to the write-off of certain deferred assets associated with these properties.

15. Property Acquisitions, Placed in Service and Dispositions (continued)

(9) We sold this office building located at 620 Market Street, Knoxville, Tennessee for a gross sales price of $5.1 million and recorded a gain of $0.1 million in discontinued operations. In connection with this sale, we redeemed approximately $3.9 million of the $9.0 million of bonds that encumbered the property. The purchaser assumed the remainder of the outstanding bonds. The facility that provided credit enhancement for the bonds was terminated in connection with this sale.

(10) Our sale of this property resulted in a gain of $0.4 million and is reflected in discontinued operations. Net proceeds from this sale of $0.6 million were deposited into escrow with the lender that provides credit enhancement on the bonds relating to this and other properties.

(11) On January 16, 2002, we assigned our interest in a joint venture relating to certain property located at the northeast corner of Wacker Drive and Monroe Street in Chicago, Illinois, to our joint venture partner for $22.9 million and used a portion of the proceeds to repay the $16.5 million we borrowed from the joint venture partner in 2001. We also received an option which expired, unexercised, on June 28, 2002 to repurchase our interest in the joint venture for $22.9 million plus a 10% compounded return.

(12) On August 23, 2002, we transferred our 10% ownership interest in Pine Meadow, LLC to our joint venture partner. In consideration of this transfer, we were released of our obligations under the joint venture agreement and the documents that evidenced and secured a $9.3 million construction mortgage loan encumbering the property. We recorded a $0.5 million provision for asset impairment during 2002 related to this ownership interest.

(13) On August 1, 2002, we and the City of Chicago ("City") closed the tax increment financing assistance for Bank One Center pursuant to which the owner of the property may be entitled to receive from the City, depending on the satisfaction of certain requirements, up to $10.0 million in tax increment assistance. As disclosed above, we have a 30% common interest in a joint venture which owns this property. The obligation of the City is evidenced by a promissory note in the maximum principal amount of $10.0 million (which is subject to reduction if certain requirements are not satisfied). Interest on the note accrues at the rate of 9.5% per year. Payments of the tax increment assistance are to be made each January 1 after the project is completed, and are to be made from 50% of the incremental real estate taxes attributable to Bank One Center. The promissory note matures on December 31, 2008, and, to the extent any portion of the note remains unpaid as of the maturity date, the Venture is required to forego such amounts. On November 1, 2002, upon satisfaction of the majority of the City's significant requirements, a promissory note receivable in the amount of $9.4 million and related accrued interest was recorded for financial reporting purposes. This correspondingly reduced development costs related to Bank One Center.

(14) Our sale of this property resulted in a gain of $0.3 million, with $8.0 million of the proceeds from this transaction deposited into an escrow as additional collateral for the letters of credit that enhance the industrial revenue bonds.

(15) Our sale of this property resulted in a gain of $0.5 million. The proceeds of this sale were deposited into a tax deferred exchange trust and used to acquire 200 South Mitchell Court.

15. Property Acquisitions, Placed in Service and Dispositions (continued)

(16) Our sale of this property resulted in a gain of $1.6 million. The proceeds of this sale were initially deposited into a tax deferred exchange trust. In November, 2001, we elected not to use these proceeds to acquire a replacement property but rather elected to use these proceeds for general corporate purposes. A portion of the gain on this property was covered by tax indemnity agreements with two partners in the Operating Partnership. As a result, we were liable to the partners for approximately $1.2 million of tax indemnity payments under these agreements.

(17) The sale of this parcel of land adjacent to one of our office properties resulted in a gain of $0.4 million.

On December 16, 1997, we acquired for approximately $51.2 million in common units, the first mortgage note encumbering the office property known as 180 North LaSalle Street. Included in the purchase of the first mortgage was a non-refundable option to acquire the existing $85.0 million second mortgage on the property for $4.4 million in common units of the Operating Partnership. On August 1, 2000, we acquired the second mortgage, which had an outstanding principal balance of $90.6 million, under the terms of the option for $1.3 million of cash. On that date, we also redeemed and canceled $0.7 million of common units (45,287 common units), which were previously issued pursuant to the option. We consolidated the operations of the property in 2003, 2002 and 2001, as economically we had all of the risks and rewards of ownership through our interest in the second mortgage. We had an option to purchase the equity ownership of the property during the period from January 15, 2004 to February 15, 2004 for a price equal to the greater of the fair market value of the interest or $2.0 million. On January 15, 2004 we acquired fee title to the property in exchange for a payment of $0.1 million.

16. Investments in Unconsolidated Joint Ventures

We have investments in three joint ventures which we account for using the equity method. The following is a summary of the investments and the amounts reflected in our consolidated financial statements related to these investments.

77 West Wacker Drive. We own a 50% common interest in 77 LLC, which owns a 944,556 square foot office building located in Chicago, Illinois. Our interest at December 31, 2003 and December 31, 2002 was a deficit investment of $5.2 million and $4.2 million (included in deficit investment in unconsolidated entity), respectively.

The following table summarizes our share of various items:

	Year ended December 31, 2003	2002	2001
	(dollars in thousands)		
Operations (included in other income) (1)(2)	$ 317	$ 1,005	$ 1,484
Contributions made	–	2,000	–
Distributions received	4,415	900	1,535
Unrealized gains (losses) (included in other comprehensive income)	2,511	(1,332)	(5,002)
Losses reclassified into earnings from comprehensive income	643	264	322

16. Investments in Unconsolidated Joint Ventures (continued)

(1) Includes lease termination fee income earned in April 2003, our share of which was $1.6 million and excludes 50% of expense related to the management fee we earned on the property of $545.

(2) Includes $0.7 million of income in each of the years 2003, 2002 and 2001, related to accretion of our investment account from zero at formation of this joint venture to $22.0 million at end of the estimated useful life of the property. The $22.0 million is based on our joint venture partners contribution of cash at formation for their 50% common interest in the joint venture.

On October 24, 2003, the joint venture refinanced its existing $152.5 million first mortgage loan payable on the property with the proceeds of a new $166.0 million first mortgage loan. The new loan bears interest at a fixed rate of 5.70% and matures on November 1, 2013. The loan requires monthly payments of interest only for the first two years of the loan term and requires monthly payments of principal and interest thereafter based on a 30 year amortization schedule.

The new loan required $0.3 million at closing and an additional $0.2 million per year to be deposited into an escrow for maintenance and repairs at the property. In addition, the loan created a rollover reserve account for future leasing costs which the joint venture deposited $8.65 million at closing and is required to deposit an additional $0.1 million per month thereafter, provided, however, in no event will the amount in the rollover reserve be required to exceed $19.7 million. In the event certain tenants do not renew their leases by certain dates or the relevant space is not released, additional escrow deposits will be required. After the joint venture paid its outstanding preferred return to our partner, we and our partner each received a cash distribution of $2.4 million from the joint venture out of loan proceeds.

As discussed in Note 14 – Commitments and Contingencies to these Consolidated Financial Statements, on November 10, 1999, the joint venture is a party to an interest rate collar agreement with a financial institution for an original notional amount of $157.5 million which expires September 30, 2004. If our joint venture partner, as guarantor, were required to pay either of the counterparties under the terms of the interest rate collar agreement, we would be liable to reimburse our joint venture partner for our 50% share of any amount paid. As a result of the debt refinancing discussed above, the interest rate collar agreement was de-designated as a hedging instrument and is no longer accounted for by the joint venture as a hedge of the entities interest rate risk.

Bank One Center. On March 19, 2003, we also purchased all of our prior joint venture partner's ownership interest in the entity that owns Bank One Center which made us the sole owner of the property at that time. We paid $9.2 million for the interest, of which $0.5 million was deposited into an escrow account that was to be released to the joint venture partner upon the satisfaction of certain post-closing obligations of the joint venture partner (and in all events on the first anniversary of the closing date). The joint venture partner had continued to provide certain development services through November 3, 2003 for a monthly fee. As of December 31, 2003, the $0.5 million escrow has been released to the joint venture partner. Simultaneous with this transaction, the joint venture partner repaid us in full a loan previously made by us to them of $1.0 million, plus accrued interest of $0.2 million.

On October 8, 2003, we closed on a transaction admitting a new 70% joint venture partner to our former subsidiary, Dearborn Center, LLC, that owns the Bank One Center a 1,497,472 square foot office building located at 131 South Dearborn Street, Chicago, Illinois. At the closing, our partner made a cash contribution to the venture of $106.4 million (which includes $1.4 million retained by the venture as working capital) in exchange for 70% of the membership interests in the venture. We retained a 30% subordinated common interest in the joint venture. Upon closing, the venture, in turn, distributed $105.0 million to us. Under the terms of the contribution agreement, an additional capital contribution in the amount of $9.8 million is to be made by our partner and distributed to us when the joint venture leases an additional 40,000 square feet of space in the property over and above the square footage leased in the property as of August 4, 2003.

Our interest in the joint venture at December 31, 2003 was an equity investment of $41.6 million (included in investment in unconsolidated entities).

The following table summarizes our share of various items for the period October 8, 2003 (admittance of our joint venture partner) through December 31, 2003 (dollars in thousands):

Operations (included in other income) (1) (2)	$	(2,571)
Contributions made (3)		600

(1) During the period, distributions to our partner exceeded the joint venture's net income. As a result, income equal to the distribution was allocated to our partner and we recorded a loss in the amount of the difference between this allocation and the actual net income of the joint venture.

(2) Excludes the expense related to the management fee we earned on this property.

(3) Per the terms of the joint venture agreement, we and our partner made working capital contributions at closing.

Simultaneous with the admittance of our joint venture partner to the joint venture, the joint venture closed on a $270.0 million mortgage loan. The loan bears interest at a fixed rate of 5.47% per year, except that $22.5 million of the loan commitment, related to future tenant improvement and other leasing costs at the property, will bear interest at a floating rate of one or three month LIBOR plus 1.2% when and as funded. The joint venture will have the right to fix the interest rate on this future funding in $5.0 million increments as funded, at an interest rate equal to the lender's then-current cost of funds plus 1.2%.

The loan, having a term of 7 years, requires quarterly interest only payments payable in arrears for the first two years of the loan term and then payments of principal and interest pursuant to a 30-year amortization schedule. The venture paid the lender a 0.5% arrangement fee on the entire loan amount at closing, and is obligated to pay a $50,000 agency fee each year.

The loan documents provide that if the debt service coverage ratio of the property (as defined in the loan documents and tested on June 30 and December 31 of each year) falls below 1.1, it is a default under the loan. In addition, beginning on June 30, 2006, in the event the debt service coverage ratio of the property falls below 1.30, then the excess net cash flow from the property will be deposited into an interest bearing escrow account with the lender until the debt service coverage ratio test of 1.30 is met.

Thistle Landing. We own a 23.1% common interest in Plumcor Thistle, LLC, which owns a 385,274 square foot office building located in Phoenix, Arizona, that opened in late 1999. Our interest at December 31, 2003 and 2002 was an equity investment of $1.2 million and $1.4 million (included in investment in unconsolidated entities), respectively, and our share of the venture's

16. Investments in Unconsolidated Joint Ventures (continued)

operations were $0.0 million, $(0.2) million and $(0.3) million in 2003, 2002 and 2001, respectively, which is included in other income (expense). We received distributions of $0.2 million, $0.2 million and $2.2 million in 2003, 2002 and 2001, respectively.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"), which requires the consolidation of an entity by an enterprise (i) if that enterprise, known as a "primary beneficiary", has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both and (ii) if the entity is a variable interest entity, as defined by Interpretation 46. We adopted Interpretation 46 in the fourth quarter of 2003 and it did not have a material effect on our financial statements.

17. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision makers manage the operating segments separately because each operating segment represents a strategic business unit that has different issues and serve different markets. Our reportable operating segments include our office division and industrial division, with properties principally located in the Chicago metropolitan area. We evaluate our office and industrial divisions operations principally on their contribution to overall net income and funds from operations.

17. Segment Reporting (continued)

The following summarizes our historical segment operating results for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31, 2003			
	Office	Industrial	Corporate	Total
	(dollars in thousands)			
Revenue:				
Rental	$ 87,544	$ 11,605	$ –	$ 99,149
Lease termination fees	31,767	356	–	32,123
Tenant reimbursements	53,180	5,072	–	58,252
Other property revenues	4,377	541	–	4,918
Services Company revenue	–	–	2,923	2,923
Total revenue	176,868	17,574	2,923	197,365
Expenses:				
Property operations	39,455	4,175	–	43,630
Real estate taxes	31,343	4,005	198	35,546
Depreciation and amortization	29,831	5,524	1,527	36,882
General and administrative	–	–	9,681	9,681
Services Company expenses	–	–	2,582	2,582
Provision for asset impairment	44,305	–	1,048	45,353
Severance costs	–	–	701	701
Strategic alternative costs	–	–	485	485
Total expenses	144,934	13,704	16,222	174,860
Operating income (loss)	31,934	3,870	(13,299)	22,505
Other income (expense)	237	1	(1,191)	(953)
Interest:				
Expense	(38,397)	(1,613)	(13,376)	(53,386)
Amortization of deferred financing costs	(5,268)	(105)	(2,166)	(7,539)
Income (loss) from continuing operations before minority interests	(11,494)	2,153	(30,032)	(39,373)
Minority interests	(6,979)	(505)	8,538	1,054
Income (loss) from continuing operations	(18,473)	1,648	(21,494)	(38,319)
Discontinued operations, net of minority interests of $(1,113)	2,748	–	–	2,748
Loss on sales of real estate, net of minority interests of $84	(281)	–	(365)	(646)
Net income (loss)	(16,006)	1,648	(21,859)	(36,217)
Funds From Operations ("FFO") (unaudited) adjustments (1):				
Real estate depreciation and amortization	29,736	5,521	251	35,508
Amortization of costs for leases assumed	1,912	–	–	1,912
Joint venture adjustments	7,324	–	–	7,324
Adjustment for discontinued operations				
Real estate depreciation and amortization	555	–	–	555
Gain on sale	(1,226)	–	–	(1,226)
Minority interests	1,113	–	–	1,113
Minority interests	6,979	505	(8,538)	(1,054)
FFO(1)	30,387	7,674	(30,146)	7,915
Income allocated to preferred shareholders	–	–	(9,000)	(9,000)
FFO available to common share/unit holders	$ 30,387	$ 7,674	$ (39,146)	$ (1,085)

17. Segment Reporting (continued)

	Year Ended December 31, 2002			
	Office	Industrial	Corporate	Total
	(dollars in thousands)			
Revenue:				
Rental	$ 81,971	$ 13,597	$ –	$ 95,568
Lease termination fees	2,313	–	–	2,313
Tenant reimbursements	51,732	5,270	–	57,002
Other property revenues	4,622	425	–	5,047
Services Company revenue	–	–	7,366	7,366
Total revenue	140,638	19,292	7,366	167,296
Expenses:				
Property operations	38,852	4,651	–	43,503
Real estate taxes	31,843	4,183	–	36,026
Depreciation and amortization	23,390	5,512	617	29,519
General and administrative	–	–	9,794	9,794
Services Company expenses	–	–	4,811	4,811
Provision for asset impairment	–	1,749	6,203	7,952
Severance costs	483	–	2,042	2,525
Strategic alternative costs	–	–	1,561	1,561
Other expense	–	–	189	189
Total expenses	94,568	16,095	25,217	135,880
Operating income (loss)	46,070	3,197	(17,851)	31,416
Other income	327	2	1,861	2,190
Interest:				
Expense	(31,230)	(1,726)	(4,021)	(36,977)
Amortization of deferred financing costs	(1,607)	(1,019)	(1,438)	(4,064)
Income (loss) from continuing operations before minority interests	13,560	454	(21,449)	(7,435)
Minority interests	(4,068)	(848)	13,811	8,895
Income (loss) from continuing operations	9,492	(394)	(7,638)	1,460
Discontinued operations, net of minority interests of $21,818	(31,479)	341	–	(31,138)
Loss on sales of real estate, net of minority interests of $660	–	(943)	–	(943)
Net loss	(21,987)	(996)	(7,638)	(30,621)
Funds From Operations ("FFO") (unaudited) adjustments (1):				
Real estate depreciation and amortization	23,297	5,505	322	29,124
Amortization of costs for leases assumed	836	–	–	836
Joint venture adjustments	3,386	–	–	3,386
Adjustments for sales of operating properties, net of minority interests	–	773	–	773
Adjustment for discontinued operations			–	
Real estate depreciation and amortization	5,327	33	–	5,360
(Gain) loss on sale	3,644	(433)	–	3,211
Minority interests	(22,057)	239	–	(21,818)
Minority interests	4,068	848	(13,811)	(8,895)
FFO(1)	(3,486)	5,969	(21,127)	(18,684)
Income allocated to preferred shareholders	–	–	(11,280)	(11,280)
FFO available to common share/ unit holders (2)	$ (3,486)	$ 5,969	$ (32,407)	$ (29,924)

17. Segment Reporting (continued)

	Year Ended December 31, 2001			
	Office	Industrial	Corporate	Total
	(dollars in thousands)			
Revenue:				
Rental	$ 85,678	$ 11,250	$ –	$ 96,928
Lease termination fees	416	–	–	416
Tenant reimbursements	50,796	5,240	–	56,036
Other property revenues	5,086	595	–	5,681
Services Company revenue	–	–	7,219	7,219
Total revenue	141,976	17,085	7,219	166,280
Expenses:				
Property operations	39,621	4,686	–	44,307
Real estate taxes	29,747	3,227	–	32,974
Depreciation and amortization	22,092	6,000	714	28,806
General and administrative	–	–	9,085	9,085
Services Company expenses	–	–	6,898	6,898
Provision for asset impairment	4,574	325	15,438	20,337
Strategic alternative costs	–	–	3,289	3,289
Other expense	–	–	1,191	1,191
Total expenses	96,034	14,238	36,615	146,887
Operating income (loss)	45,942	2,847	(29,396)	19,393
Other income	794	2	3,791	4,587
Interest:				
Expense	(33,867)	(3,759)	(1,260)	(38,886)
Amortization of deferred financing costs	(1,563)	(446)	(1,629)	(3,638)
Income (loss) from continuing operations before minority interests	11,306	(1,356)	(28,494)	(18,544)
Minority interests	(4,364)	(471)	16,158	11,323
Income (loss) from continuing operations	6,942	(1,827)	(12,336)	(7,221)
Discontinued operations, net of minority interests of $(1,962)	2,791	79	–	2,870
Gain on sales of real estate, net of minority interests of $(118)	564	(390)	–	174
Cumulative effect of change in accounting principle, net of minority interests of $218	–	–	(321)	(321)
Net income (loss)	10,297	(2,138)	(12,657)	(4,498)
Funds From Operations ("FFO") (unaudited) adjustments (1):				
Real estate depreciation and amortization	22,017	5,991	270	28,278
Amortization of costs for leases assumed	767	–	–	767
Joint venture adjustments	3,351	–	–	3,351
Adjustment for sale of operating property, net of minority interests	(231)	298	–	67
Adjustment for discontinued operations				
Real estate depreciation and amortization	8,970	41	–	9,011
Minority interests	1,908	54	–	1,962
Minority interests	4,364	471	(16,158)	(11,323)
Cumulative effect of change in accounting principle	–	–	321	321
FFO(1)	51,443	4,717	(28,224)	27,936
Income allocated to preferred shareholders	–	–	(12,150)	(12,150)
FFO available to common share/ unit holders	$ 51,443	$ 4,717	$ (40,374)	$ 15,786

17. Segment Reporting (continued)

(1) Funds from Operations ("FFO") is a non-GAAP financial measure. FFO is defined as net income (loss), computed in accordance with generally accepted accounting principles ("GAAP") plus real estate depreciation and amortization, excluding gains (or losses) from sales of operating properties, and after comparable adjustments for unconsolidated joint ventures and discontinued operations. FFO includes results from discontinued operations, including the related revenues, property operations expense, real estate taxes expense, provision for asset impairment and interest expense. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. We utilize FFO as a performance measure. We believe that FFO provides useful information to investors regarding our performance as FFO provides investors with additional means of comparing our operating performance with the operating performance of our competitors. FFO is not representative of cash flow from operations, is not indicative that cash flows are adequate to fund all cash needs, and should not be considered as an alternative to cash flows as a measure of liquidity. We believe that net income (loss) is the most directly comparable GAAP financial measure to FFO.

(2) FFO and FFO available to common share/unit holders for the year ended December 31, 2002 has been restated to include the provision for asset impairment of $56.6 million (included in discontinued operations) previously excluded from the computation of FFO and FFO available to common share/unit holders.

The following summarizes our segment assets as of December 31, 2003 and 2002, and expenditures for real estate for the years ended December 31, 2003, 2002 and 2001.

	December 31	
	2003	2002
	(dollars in thousands)	
Segment assets:		
Office	$ 739,091	$1,244,481
Industrial	112,593	115,024
Corporate/operating partnership	97,097	50,676
Total consolidated assets	$ 948,781	$1,410,181

	Year ended December 31		
	2003	2002	2001
	(dollars in thousands)		
Expenditures for real estate:			
Office (1)	$ 74,698	$117,515	$ 16,415
Industrial	1,449	5,714	7,462
Corporate/operating partnership (includes property under development) (1)	736	825	122,546
Total expenditures for real estate	$ 76,883	$124,054	$146,423

(1) 2002 office expenditures include $108,660 relating to the transfer of Bank One Center from property held for or under development to an operating office property.

18. Subsequent Events

On January 15, 2004, we acquired fee title ownership to the 180 North LaSalle office building for a $0.1 million payment. We had previously consolidated the operations of this property in 2003, 2002 and 2001 since we had the economic risks and rewards of ownership through our interest in the second mortgage encumbering this property. We also held subordinate interests in the first mortgage interest in the property. Simultaneous with our acquisition of fee title ownership in 180 North LaSalle Street, we refinanced the property with the proceeds of a first mortgage loan from Greenwich Capital Financial Products, Inc. in the original principal amount of $67.0 million. The loan accrues interest at a fixed interest rate of 5.43% per year and matures in seven years.

At closing, we funded leasing reserves of $4.9 million from proceeds and a $2.7 million leasing escrow was released at closing. We also agreed to fund an additional $0.1 million per month for 36 months into the leasing reserves escrow. The amounts in the reserves can be drawn by us to pay for approved leasing expenditures relating to the property. The loan documents also require us to fund approximately $13,000 per month into a capital replacement reserve to be used for approved capital expenditures at the property. We used a portion of the proceeds of the loan to repay the pre-existing third-party debt encumbering the property of $60.0 million, and after the repayment of that debt, funding of the reserve escrows and payment of closing costs, we received approximately $4.2 million of net proceeds.

The loan documents for the 180 North LaSalle Street loan also provide that in the event the "debt service coverage ratio" (as defined in the loan documents) for the property over a 12 month period, and tested quarterly, falls below 1.20:1, then all cash flow from the property will be deposited into a debt reserve sub-account until the minimum debt service coverage ratio is met for two consecutive quarters.

PRIME GROUP REALTY TRUST

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

	Encumbrances(1)	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/03				
	December 31 2003	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation at December 31 2003(2)	Date of Acquisition (A) Contribution(C) Placed in Service(P)
Office										
280 Shuman Blvd (3)	$ –	$ 1,261	$ 5,056	$ –	$ 263	$ 1,261	$ 5,319	$ 6,580	$ 1,039	Nov. 1997 (A)
4343 Commerce Court(4)	12,329	5,370	21,394	192	3,101	5,562	24,495	30,057	6,514	Nov. 1997 (A)
1600-1700 167th St.	2,663	1,073	4,291	167	611	1,240	4,902	6,142	1,179	Nov. 1997 (A)
1301 E. Tower Road(5)	3,920	1,005	4,020	60	1,725	1,065	5,745	6,810	859	Nov. 1997 (A)
Continental Towers	67,649	21,780	87,324	136	16,602	21,916	103,926	125,842	20,407	Dec. 1997 (A)
208 South LaSalle Street (7)	49,785	12,310	49,042	20	9,574	12,330	58,616	70,946	11,068	Mar. 1998 (A)
33 West Monroe Street (8)	71,425	5,619	95,850	1	(41,321)	5,620	54,529	60,149	12,096	Jan. 1999 (A)
800-810 Jorie Blvd (7)	27,588	5,619	24,089	–	1,287	5,619	25,376	30,995	2,786	Aug. 1999 (A)
IBM Plaza (9)	195,000	39,664	208,898	–	6,502	39,664	215,400	255,064	23,573	Dec. 1999 (A)
Brush Hill Office Court.	7,980	2,617	10,469	–	481	2,617	10,950	13,567	1,269	Dec. 1999 (A)
Enterprise Center II	5,858	1,783	7,376	–	(421)	1,783	6,955	8,738	731	Jan. 2000 (A)
7100 Madison Avenue	3,806	1,360	4,000	–	125	1,360	4,125	5,485	369	Apr. 2000 (A)
180 North LaSalle Street	60,000	29,409	73,276	107	12,766	29,516	86,042	115,558	12,186	Aug. 2000 (A)
Total Office	$ 508,003	$ 128,870	$ 595,085	$ 683	$ 11,295	$ 129,553	$ 606,380	$ 735,933	$ 94,076	

PRIME GROUP REALTY TRUST

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

	Encumbrances(1)	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amount Carried at Close of Period 12/31/03			Accumulated Depreciation at December 31 2003(2)	Date of Acquisition(A) Contribution(C) Placed in Service(P)
	December 31 2003	Land	Buildings And Improvements	Land	Buildings and Improvements	Land	Building and Improvements	Total		
Industrial										
East Chicago Enterprise Center (3)	$ –	$ 7	$ 139	$ –	$ 2	$ 7	$ 141	$ 148	$ 69	Nov. 1997 (C)
EC I (3)	2,900	595	–	62	–	657	–	657	199	Nov. 1997 (C)
EC II (3)	5,000	18	2,360	4	2,634	22	4,994	5,016	2,371	Nov. 1997 (C)
EC III (3)	4,500	20	7,038	6	691	26	7,729	7,755	2,895	Nov. 1997 (C)
EC IV (3)	2,600	11	1,217	2	539	13	1,756	1,769	802	Nov. 1997 (C)
Hammond Enterprise Center (3)	–	26	614	–	(63)	26	551	577	383	Nov. 1997 (C)
EC V (3)	5,000	81	2,883	–	336	81	3,219	3,300	1,674	Nov. 1997 (C)
EC VI (3)	4,900	101	2,936	–	1,459	101	4,395	4,496	1,953	Nov. 1997 (C)
Chicago Enterprise Center (3)	–	748	975	27	24	775	999	1,774	666	Nov. 1997 (C)
EC VII (3)	–	517	4,968	65	6,920	582	11,888	12,470	3,405	Nov. 1997 (C)
EC VIII (3)	–	124	2,493	45	2,575	169	5,068	5,237	2,897	Nov. 1997 (C)
EC IX (3)	–	269	1,127	12	279	281	1,406	1,687	436	Nov. 1997 (C)
EC X (3)	–	248	2,836	40	499	288	3,335	3,623	1,619	Nov. 1997 (C)
Arlington Heights I (3)	–	617	2,638	–	382	617	3,020	3,637	920	Nov. 1997 (C)
Arlington Heights II(3)	–	456	2,062	–	300	456	2,362	2,818	706	Nov. 1997 (C)
Arlington Heights III(3)	–	452	1,938	–	286	452	2,224	2,676	663	Nov. 1997 (C)
1051 N. Kirk Road(4)	3,210	911	3,325	–	(1,580)	911	1,745	2,656	369	Nov. 1997 (A)
4211 Madison Street(6)	2,347	690	2,745	–	209	690	2,954	3,644	430	Nov. 1997 (A)
200 E. Fullerton(6)	1,816	525	2,100	–	433	525	2,533	3,058	507	Nov. 1997 (A)
350 Randy Road(6)	730	267	1,063	–	253	267	1,316	1,583	198	Nov. 1997 (A)
4300,4248,4250 Madison Street(5)	3,823	1,147	4,588	15	40	1,162	4,628	5,790	811	Nov. 1997 (A)
370 Carol Lane(6)	1,839	527	2,107	9	133	536	2,240	2,776	330	Nov. 1997 (A)
388 Carol Lane(5)	1,268	332	1,329	–	340	332	1,669	2,001	252	Nov. 1997 (A)
342-346 Carol Lane(5)	2,199	600	2,398	46	251	646	2,649	3,295	392	Nov. 1997 (A)
343 Carol Lane(5)	1,304	350	1,398	6	49	356	1,447	1,803	246	Nov. 1997 (A)
11039 Gage Avenue(6)	628	191	767	–	209	191	976	1,167	129	Nov. 1997 (A)
11045 Gage Avenue(6)	3,820	1,274	5,092	–	197	1,274	5,289	6,563	839	Nov. 1997 (A)
1401 S. Jefferson(6)	446	171	685	–	63	171	748	919	127	Nov. 1997 (A)
4160-4190 W Madison Street(6)	2,427	931	3,708	132	388	1,063	4,096	5,159	627	Nov. 1997 (A)
550 Kehoe Blvd.(5)	2,130	686	2,743	13	(105)	699	2,638	3,337	427	Nov. 1997 (A)
555 Kirk Road	1,525	520	2,108	–	176	520	2,284	2,804	198	Apr. 2000 (A)
1543 Abbott Drive	822	280	1,148	–	12	280	1,160	1,440	105	Apr. 2000 (A)
1455 Sequoia Drive (10)	5,558	1,474	7,686	6	(184)	1,480	7,502	8,982	795	Aug. 2000 (P)
200 S. Mitchell	4,025	1,596	4,488	–	85	1,596	4,573	6,169	265	Aug. 2001 (A)
Total Industrial	64,817	16,762	85,702	490	17,832	17,252	103,534	120,786	28,705	
Other Corporate Assets	–	–	476	–	9,826	–	10,302	10,302	6,600	
Total	$ 572,820	$ 145,632	$ 681,263	$ 1,173	$ 38,953	$ 146,805	$ 720,216	$ 867,021	$ 129,381	

PRIME GROUP REALTY TRUST
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2003

(1) See Note 4 – Mortgages and Notes Payable and Bonds Payable to these Consolidated Financial Statements for a description of our mortgage notes payable and bonds payable.
(2) Depreciation is calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Building and improvements	40 years
Tenant improvements	Term of related leases
Furniture and equipment	3-7 years

(3) These properties cross-collateralize the letters-of-credit that enhance the industrial revenue bonds.
(4) These properties collateralize a mortgage note payable of $15.5 million.
(5) These properties collateralize a mortgage note payable of $14.6 million.
(6) These properties collateralize a mortgage note payable of $14.0 million.
(7) A pledge of certain ownership interests in the entities which own these properties are collateral for a $11.9 million mortgage note payable.
(8) A $43.4 million provision for asset impairment was recognized in 2003 for this property.
(9) A pledge of 100% of the ownership interest in the entity which owns this property is collateral for two mortgage notes payable totaling $195.0 million with the same lender.
(10) A pledge of 100% of the ownership interest in the entity which owns this property is collateral for a $5.6 million mortgage note payable.

The aggregate gross cost of the properties included above, for federal income tax purposes, approximated $946.1 million as of December 31, 2003. We have $19.0 million in property held or under development at December 31, 2003, for which the basis for federal income tax purposes approximated $10.7 million at December 31, 2003. The net tax basis of our investment in unconsolidated real estate joint ventures for federal income tax purposes was $18.9 million at December 31, 2003.

The following table reconciles the Company's historical cost for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	Year ended December 31		
	2003	2002	2001
Balance, beginning of period	$1,338,325	$1,206,516	$1,180,206
Additions during period	34,424	341,664	28,763
Property reclassified as held for sale	–	–	–
Disposals during the period.	(436,809)	(190,467)	(953)
Conversion of common units to common shares	(24,614)	–	–
Property impairments recorded during period..	(44,305)	(19,388)	(1,500)
Balance, close of period	$ 867,021	$1,338,325	$1,206,516

The following table reconciles the accumulated depreciation for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	Year ended December 31		
	2003	2002	2001
Balance at beginning of period	$ 110,387	$ 97,495	$ 61,855
Depreciation and amortization for the period	34,450	33,428	35,665
Property reclassified as held for sale	–	–	–
Disposals during the period	(15,456)	(20,536)	(25)
Balance, close of period	$ 129,381	$ 110,387	$ 97,495

EXHIBIT 12.1

PRIME GROUP REALTY TRUST

STATEMENTS REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

(DOLLARS IN THOUSANDS)

	Year Ended December 31				
	2003	2002	2001	2000	1999
Earnings (1) (2):					
(Loss) income from continuing operations before minority interest per the consolidated financial statements	$ (39,373)	$ (7,435)	$ (18,544)	$ 13,618	$ 19,160
Interest expense	53,386	36,977	38,886	42,897	32,547
Amortization of debt issuance costs	7,539	4,064	3,638	6,153	2,318
Earnings	$ 21,552	$ 33,606	$ 23,980	$ 62,668	$ 54,025
Fixed Charges (1) (2):					
Interest expense	$ 53,386	$ 36,977	$ 38,886	$ 42,897	$ 32,547
Capitalization of interest expense	3,715	29,946	23,874	14,232	7,986
Amortization of debt issuance costs	7,539	4,064	3,638	6,153	2,318
Preferred share distributions	9,000	11,280	12,150	12,147	12,103
Total fixed charges	$ 73,640	$ 82,267	$ 78,548	$ 75,429	$ 54,954
Ratio of earnings to combined fixed charges and preferred share distributions	–	–	–	–	–
Deficit of earnings to combined fixed charges and preferred share distributions	$ (52,088)	$ (48,661)	$ (54,568)	$ (12,761)	$ (929)
Funds from Operations (1) (2):					
Funds from operations	$ (1,085)	$ (29,924)	$ 15,786	$ 40,462	$ 52,295
Interest expense	53,386	36,977	38,886	42,897	32,547
Amortization of debt issuance costs	7,539	4,064	3,638	6,153	2,318
Preferred share distributions	9,000	11,280	12,150	12,147	12,103
Adjusted funds from operations	$ 68,840	$ 22,397	$ 70,460	$ 101,659	$ 99,263
Fixed Charges (1) (2):					
Interest expense	$ 53,386	$ 36,977	$ 38,886	$ 42,897	$ 32,547
Capitalization of interest expense	3,715	29,946	23,874	14,232	7,986
Amortization of debt issuance costs	7,539	4,064	3,638	6,153	2,318
Preferred share distributions	9,000	11,280	12,150	12,147	12,103
Total fixed charges	$ 73,640	$ 82,267	$ 78,548	$ 75,429	$ 54,954
Ratio of funds from operations to combined fixed charges and preferred share distributions	–	–	–	1.35	1.81
Excess (deficit) of funds from operations to combined fixed charges and preferred share distributions	$ (4,800)	$ (59,870)	$ (8,088)	$ 26,230	$ 44,309

(1) Information for the years ended December 31, 2001, 2000 and 1999 have been restated for the effect of adopting SFAS 144 for the reclassification of the operations of properties sold during 2003 and 2002 from continuing operations to discontinued operations.

(2) Amortization of debt issuance costs for the years ended December 31, 2001, 2000 and 1999 have been restated for the effects of adopting SFAS 145 by $0.2 million, $3.5 million and $1.8 million, respectively, for the reclassification of extinguishment of debt from extraordinary to continuing operations.

EXHIBIT 21.1

PRIME GROUP REALTY TRUST

SUBSIDIARIES OF THE REGISTRANT

DECEMBER 31, 2003

The following represents the Prime Group Realty Trust's (the "Company") and Prime Group Realty, L.P.'s (the "Operating Partnership") operating subsidiaries (the Company and the Operating Partnership have a majority interest or control, except in the case of 77 West Wacker Drive, L.L.C. and Dearborn Center, L.L.C. the ownership of which are further described in the footnotes below) and related properties as of December 31, 2003:

Entity	Property
33 W. Monroe, L.L.C. (3), (6)	33 W. Monroe Street
33 W. Monroe - I, L.L.C. (6)	Member of 33 W. Monroe, L.L.C.
77 West Wacker Drive, L.L.C. (6)(11)	77 West Wacker Drive
77 West Wacker Limited Partnership (1), (3), (7)	IBM Plaza, Brush Hill Office Center
180 N. LaSalle, L.L.C. (3), (6)	Member of 180 N. LaSalle II, L.L.C.
180 N. LaSalle II, L.L.C.	180 N. LaSalle
200 E. Fullerton, L.L.C. (3), (6)	200 E. Fullerton
200 S. Mitchell Court, L.L.C. (6)	200 S. Mitchell Court
280 Shuman Blvd., L.L.C. (6)	280 Shuman Blvd. (Atrium)
330 N. Wabash Avenue, L.L.C. (6)	IBM Plaza
330 N. Wabash Mezzanine, L.L.C. (6)	Member of 330 N. Wabash Avenue, L.L.C.
342 Carol Lane, L.L.C. (3), (6)	342-346 Carol Lane
343 Carol Lane, L.L.C. (3), (6)	343 Carol Lane
350 Randy Road, L.L.C. (3),(6)	350 Randy Road
370 Carol Lane, L.L.C. (3),(6)	370 Carol Lane
388 Carol Lane, L.L.C. (3),(6)	388 Carol Lane
550 Kehoe Blvd., L.L.C. (3), (6)	550 Kehoe Blvd.
555 Kirk Road, L.L.C. (6)	555 Kirk Road
800 Jorie Blvd., L.L.C. (3), (6)	800-810 Jorie Blvd.
800 Jorie Blvd. Mezzanine, L.L.C. (6)	Member of 800 Jorie Blvd., L.L.C.
1051 N. Kirk Road, L.L.C. (3), (6)	1051 N. Kirk Road

Entity	Property
1301 E. Tower Road, L.L.C. (3), (6)	1301 E. Tower Road (Narco Tower)
1401 S. Jefferson, L.L.C. (3), (6)	1401 S. Jefferson
1455 Sequoia Drive, L.L.C. (6)	1455 Sequoia Drive
1543 Abbott Drive, L.L.C. (6)	1543-1547 Abbott Drive
1600 167th Street, L.L.C. (3), (6)	1600-1700 167th Street (Narco River Business Center)
2305 Enterprise Drive, L.L.C. (6)	2305 Enterprise Drive
4160 Madison Street, L.L.C. (3), (6)	4160-4190 West Madison Street
4211 Madison Street, L.L.C. (3), (6)	4211 Madison Street
4300 Madison Street, L.L.C. (3),(6)	4300, 4248, 4250 Madison Street
4343 Commerce Court, L.L.C. (3), (6)	4343 Commerce Court (The Olympian Office Center)
7100 Madison, L.L.C. (6)	7100 Madison
11039 Gage Avenue, L.L.C. (3), (6)	11039 Gage Avenue
11045 Gage Avenue, L.L.C. (3), (6)	11045 Gage Avenue
Arlington Heights I, L.P. (1), (7)	425 E. Algonquin Road
Arlington Heights II, L.P. (1), (7)	425 E. Algonquin Road
Arlington Heights III, L.P. (1), (7)	425 E. Algonquin Road
Brush Hill Office Center, L.L.C. (6)	Brush Hill Office Court
Dearborn Center, L.L.C. (4), (6)(12)	Bank One Center
DeKalb Business Park, L.L.C. (4), (6)	Property held for development
East Chicago Enterprise Center Limited Partnership (1), (2), (7)	4440 and 4635 Railroad Avenue
Enterprise Center I, L.P. (1), (4), (7)	4407 Railroad Avenue
Enterprise Center II, L.P. (1), (7)	4407 Railroad Avenue (Bldg 2)
Enterprise Center III, L.P. (1), (7)	4407 Railroad Avenue (Bldg 3)
Enterprise Center IV, L.P. (1), (7)	4407 Railroad Avenue (Bldg 4)
Enterprise Center V, L.P. (1), (7)	4531 Columbia Avenue
Enterprise Center VI, L.P. (1), (7)	4527 and 4531 Columbia Avenue
Enterprise Center VII, L.P. (1), (7)	13535 - B South Torrence Avenue
Enterprise Center VIII, L.P. (1), (7)	13535 - A and D South Torrence Avenue
Enterprise Center IX, L.P. (1), (7)	13535 - E, F and G South Torrence Avenue
Enterprise Center X, L.P. (1), (7)	13535 - C and H South Torrence Avenue
Hammond Enterprise Center Limited Partnership (1), (2), (7)	4507 and 4527 Columbia Avenue
Kemper/Prime Industrial Partners (1), (2), (4), (9)	13535 South Torrence Avenue
LaSalle-Adams, L.L.C. (3), (6)	208 South LaSalle Street
Libertyville Corporate Office Park II, L.L.C. (6)	Owner of Vacant Land adjacent to 80 Pine Meadow Corporate Office Park
Libertyville Industrial, L.L.C. (6)	Libertyville Business Park
PGR Finance II, Inc. (10)	Member of LaSalle-Adams, L.L.C.
PGR Finance III, Inc. (10)	Member of Eight of the L.L.C's described above
PGR Finance IV, Inc. (10)	Member of 371 N. Gary Avenue, L.L.C. former owner of 371-385 N. Gary Avenue and Member of 1600 167th Street., L.L.C.
PGR Finance VII, Inc. (10)	Member of 6400 Shafer Court, L.L.C.

Entity	Property
PGR Finance VIII, Inc. (10)	Limited Partner of 77 West Wacker Limited Partnership
PGR Finance IX, Inc. (10)	Member of 2000 York Road, L.L.C.
PGR Finance X, Inc. (10)	Member of Two Century Center, L.L.C.
PGR Finance XI, Inc. (10)	Member of 180 N. LaSalle, L.L.C.
PGR Finance XII, Inc. (10)	Member of 33 W. Monroe, L.L.C.
PGR Finance XIII, Inc. (10)	Member of Six of the L.L.C.'s described above
PGR Finance XIV, Inc. (10)	Member in 1051 N. Kirk Road, L.L.C. of 4343 Commerce Court, L.L.C.
PGR Finance XV, L.L.C. (6)	Member of Brush Hill Office Center, L.L.C.
PGR Finance XVI, Inc. (10)	None
PGR Finance XVII, Inc. (10)	Member of 800 Jorie Blvd., L.L.C.
PGR Finance XXI, L.L.C. (6)	Member of 2305 Enterprise, L.L.C.
PGR Finance VI, Inc. (10)	Member of 2100 Swift Drive, L.L.C.
Phoenix Office, L.L.C. (6)	Investment in Plumcor/Thistle, L.L.C., owner of Thistle Landing in Phoenix, Arizona
Prime Aurora, L.L.C. (4), (6)	Property under development
Prime/Beitler Development Company, L.L.C. (4), (5), (6)	Sole member of Dearborn Center, L.L.C.
Prime Group Management, L.L.C. (6)	Manager of Continental Towers
Prime Rolling Meadows, L.L.C. (4), (6)	Property held for development
Two Century Centre, L.L.C. (3), (6)	1700 East Golf Road (Two Century Centre)
Wilke - Venture, L.L.C. (3), (6)	3800 and 3850 North Wilke Road and 3930 Ventura Drive (Commerce Point)

(1) Represents entities and properties previously owned by the Company's predecessor and whose operations were included in the Company's predecessor's combined financial statements.
(2) These entities have divided the ownership of the related properties.
(3) We have an indirect ownership interest in these entities through wholly owned subsidiaries (PGR Finance I-XIV and XVI-XVII, Inc.).
(4) These entities own parcels of land that are currently held for or under development.
(5) We own approximately 90% of the entity and the remaining ownership interest has been reflected as minority interest- other at December 31, 1999.
(6) Delaware Limited liability Company
(7) Illinois Limited Partnership
(8) Florida Limited Partnership
(9) Illinois General Partnership
(10) Delaware Corporation
(11) The Operating Partnership owns a 50% common interest and manages the property.
(12) The Operating Partnership owns a 30% subordinated common interest and manages the property.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-67940) pertaining to the Prime Group Realty Trust Share Incentive Plan of our report dated March 1, 2004, with respect to the consolidated financial statements and schedule of Prime Group Realty Trust included in the Annual Report (Form 10-K) for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Chicago, Illinois
March 9, 2004

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Board Of Trustees

Senior Management

Stephen J. Nardi
Chairman of the Board

Jeffrey A. Patterson
President and Chief
Investment Officer

Steven R. Baron
Executive Vice President,
CBD Office Leasing

Donald H. Faloon
Executive Vice President,
Development

James F. Hoffman
Executive Vice President,
General Counsel & Secretary

Richard M. FitzPatrick
Executive Vice President,
Chief Financial Officer

Faye I. Oomen
Executive Vice President,
Suburban/CBD Office Leasing

John F. Bucheleres
Senior Vice President,
CBD Office Leasing

Paul G. Del Vecchio
Senior Vice President,
Capital Markets

Roy P. Rendino
Senior Vice President,
Finance & Chief Accounting Officer

Christopher J. Sultz
Senior Vice President,
Industrial Division

Transfer Agent/Shareholder Records

For information or assistance regarding stock records or stock certificates, please contact our transfer agent:

LaSalle National Bank
Corporate Trust
135 South LaSalle Street
Chicago, IL 60606
800.246.5761, option 2

Annual Meeting

The annual meeting of the Company is scheduled for Friday, June 4, 2004 at 10:00 a.m. at the office of the Company's outside counsel:

Winston & Strawn
35 West Wacker Drive
Suite 3500
Chicago, Illinois 60601

Stock Exchange Listing

New York Stock Exchange
Common Shares Symbol: PGE
Series B Preferred Shares Symbol: PGEpb

Corporate Information

77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601
312.917.1300 tel
312.917.1310 fax
www.pgrt.com

Investor Relations

Securities analysts, investment professionals and investors seeking additional investor information should contact:

Investor Relations Representative
312.917.8788
InvestorRelations@pgrt.com

Corporate Governance

Copies of our governance guidelines, code of ethics and the charters of our audit, compensation, and governance and nominating committees are also available, free of charge, under the Corporate Governance tab of our website www.pgrt.com, and are available in print to any shareholder who requests it from our investor relations representative by calling the phone number listed above, sending a request by email to the email address listed above or by written request to our corporate office.

Form 10-K and Other Reports

Our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K are available, without charge, on our website, after they are filed electronically with the SEC. To access this and other information select the Investor Information tab and follow the links to financial news releases, SEC filings and other materials of interest to the Company's shareholders.

Independent Public Accountants

Ernst & Young, LLP
Chicago, Illinois

PRIME GROUP
REALTY TRUST

West Wacker Drive, Suite 3900 • Chicago, Illinois 60601 • 312.917.1300 • www.pgrt.com